LEUCADIA NATIONAL CORPORATION / ANNUAL REPORT 2006


07051184





Financial Highlights

	2006	2005	2004
Revenues and other income	**$ 862,672,000**	$ 689,883,000	$ 379,566,000
Net securities gains	**$ 117,159,000**	$ 208,816,000	$ 136,564,000
Income from continuing operations before income taxes and equity in income (losses) of associated companies	**$ 133,820,000**	$ 134,435,000	$ 106,824,000
Income tax provision (benefit)	**$ 41,771,000**	$(1,131,038,000)	$ (20,544,000)
Equity in income (losses) of associated companies, net of taxes	**$ 37,720,000**	$ (45,133,000)	$ 76,479,000
Income from continuing operations	**$ 129,769,000**	$ 1,220,340,000	$ 203,847,000
Income (loss) from discontinued operations, net of taxes	**$ (3,960,000)**	$ 115,329,000	$ (60,160,000)
Gain on disposal of discontinued operations, net of taxes	**$ 63,590,000**	$ 300,372,000	$ 1,813,000
Net income	**$ 189,399,000**	$ 1,636,041,000	$ 145,500,000
Earnings (loss) per common share:			
Basic: Income from continuing operations	**$ .60**	$ 5.66	$ .96
Income (loss) from discontinued operations	**$ (.02)**	$ .54	$ (.29)
Gain on disposal of discontinued operations	**$ .30**	$ 1.39	$ .01
Net income	**$ .88**	$ 7.59	$ .68
Diluted: Income from continuing operations	**$ .60**	$ 5.34	$ .93
Income (loss) from discontinued operations	**$ (.02)**	$ .50	$ (.27)
Gain on disposal of discontinued operations	**$ .27**	$ 1.30	$ .01
Net income	**$ .85**	$ 7.14	$ .67
Total assets	**$ 5,303,824,000**	$ 5,260,884,000	$ 4,800,403,000
Cash and investments	**$ 2,657,021,000**	$ 2,687,846,000	$ 2,080,309,000
Common shareholders' equity	**$ 3,893,275,000**	$ 3,661,914,000	$ 2,258,653,000
Book value per common share	**$ 18.00**	$ 16.95	$ 10.50
Cash dividends per common share	**$ .25**	$ .13	$ .13

Letter from the Chairman and President


SEC MAIL PROCESSING
RECEIVED
APR 1 8 2007
WASH. D.C.
210
SECTION

To Our Shareholders

In 2006, Leucadia recognized $289.5 million in pre-tax income and $189.4 million in after tax income which is $.85 per share fully diluted.[1] Ending December 2006, net worth was $3,893.3 million or a return of 5%. This anemic return is the result of what we do. Investing for the long-term and fixing troubled companies results in lumpy outcomes. Over the long-term, however, we are pleased with the results and happy to have participated in the wealth created for our shareholders.

Below is Leucadia's scorecard for the last 29 years since we took over the management.

Leucadia National Corporation Scorecard

(Dollars in thousands, except per share amounts)

	Book Value Per Share	Book Value % Change	% Change in S&P 500 with Dividends Included	Market Price Per Share	Market Price % Change	Equity	Net Income (Loss)	Return on Average Equity
1978	($0.04)	NA	NA	$0.01	NA	($7,657)	($2,225)	NA
1979	0.11	NM	18.2%	0.07	600.0%	22,945	19,058	249.3%
1980	0.12	9.1%	32.3%	0.05	(28.6%)	24,917	1,879	7.9%
1981	0.14	16.7%	(5.0%)	0.11	120.0%	23,997	7,519	30.7%
1982	0.36	157.1%	21.4%	0.19	72.7%	61,178	36,866	86.6%
1983	0.43	19.4%	22.4%	0.28	47.4%	73,498	18,009	26.7%
1984	0.74	72.1%	6.1%	0.46	64.3%	126,097	60,891	61.0%
1985	0.83	12.2%	31.6%	0.56	21.7%	151,033	23,503	17.0%
1986	1.27	53.0%	18.6%	0.82	46.4%	214,587	78,151	42.7%
1987	1.12	(11.8%)	5.1%	0.47	(42.7%)	180,408	(18,144)	(9.2%)
1988	1.28	14.3%	16.6%	0.70	48.9%	206,912	21,333	11.0%
1989	1.64	28.1%	31.7%	1.04	48.6%	257,735	64,311	27.7%
1990	1.97	20.1%	(3.1%)	1.10	5.8%	268,567	47,340	18.0%
1991	2.65	34.5%	30.5%	1.79	62.7%	365,495	94,830	29.9%
1992	3.69	39.2%	7.6%	3.83	114.0%	618,161	130,607	26.6%
1993	5.43	47.2%	10.1%	3.97	3.7%	907,856	245,454	32.2%
1994	5.24	(3.5%)	1.3%	4.31	8.6%	881,815	70,836	7.9%
1995	6.16	17.6%	37.6%	4.84	12.3%	1,111,491	107,503	10.8%
1996	6.17	0.2%	23.0%	5.18	7.0%	1,118,107	48,677	4.4%
1997	9.73	57.7%	33.4%	6.68	29.0%	1,863,531	661,815	44.4%
1998	9.97	2.5%	28.6%	6.10	(8.7%)	1,853,159	54,343	2.9%
1999	6.59[b]	(33.9%)	21.0%	7.71	26.4%	1,121,988[b]	215,042	14.5%
2000	7.26	10.2%	(9.1%)	11.81	53.2%	1,204,241	116,008	10.0%
2001	7.21	(0.7%)	(11.9%)	9.62	(18.5%)	1,195,453	(7,508)	(0.6%)
2002	8.58	19.0%	(22.1%)	12.44	29.3%	1,534,525	161,623	11.8%
2003	10.05	17.1%	28.7%	15.37	23.6%	2,134,161	97,054	5.3%
2004	10.50	4.5%	10.9%	23.16	50.7%	2,258,653	145,500	6.6%
2005	16.95	61.4%	4.9%	23.73	2.5%	3,661,914[c]	1,636,041	55.3%
2006	18.00	6.2%	15.8%	28.20	18.8%	3,893,275	189,399	5.0%
CAGR (1978-2006)[a]			10.1%	32.8%				
CAGR (1979-2006)[a]	20.8%		10.0%	24.9%		20.9%		

(a) CAGR stands for compound annual growth rate. Since negative numbers cannot be compounded, we also show CAGRs with 1979 as a starting point. These calculations do not reflect the benefit of any cash dividend payments or the spin-off of HomeFed in 1998.

(b) Reflects a reduction resulting from dividend payments in 1999 totaling $811.9 million or $4.53 per share.

(c) Reflects the recognition of $1,135.1 million of the deferred tax asset or $5.26 per share.

[1] You will note a large asset on our balance sheet (page F-3 of the 10-K) called "Deferred tax asset, net". As we explained last year, this is the non-present value of some of the taxes that we will not pay in the future as a result of a large NOL (net operating loss carryforward). During 2006, the pre-tax income was substantially sheltered from taxes due to this NOL.

What We Do

We tend to be buyers of assets and companies that are troubled or out of favor and as a result are selling substantially below the values which we believe are there. From time to time, we sell parts of these operations when prices available in the market reach what we believe to be advantageous levels. While we are not perfect in executing this strategy, we are proud of our long-term track record. We are not income statement driven and do not run your company with an undue emphasis on either quarterly or annual earnings. We believe we are conservative in our accounting practices and policies and that our balance sheet is conservatively stated.[2]

Rules of the Road

1. Don't overpay, no matter what the madding crowd[3] is up to.
2. Buy companies that make products and services that people need and want and provide them as cheaply as possible with consistently high quality. Lower cost and higher quality is a relentless and never-ending task.
3. Earnings sheltered by NOLs are more valuable than earnings that are taxed!
4. Compensate employees for performance and expect hard work and honesty in return.
5. Don't overpay!

A Bit about Commodities, Globalization and China

We have been thinking a lot about China, but not doing much about it. We observed from the sidelines its tremendous growth and are believers in its continuing potential. One of us has been there several times, the other not. However, China is very far away, and we have a well founded skepticism towards investments in places where the rule of law is not well developed. We have successfully invested in some difficult and strange places, among them Bolivia, Argentina, El Salvador and Russia, as well as some pleasant places such as Barbados, Spain and Australia.

Prior to the emergence of China as a turbocharged economic growth engine commodity prices were pretty much in the doghouse during the latter part of the last century. In our readings it came to our attention (and to many other investors, some sooner and smarter than we) that China is consuming an ever increasing amount of the world's resources. Some analysts and pundits think China is the country version of the old Pac-Man® video game and will devour the marginal production of all commodities, which will, for the foreseeable future, push up prices as China demands more and a greater share of the world's commodities. It is also not surprising that China, an economy with 1.3 billion people who are beginning to discover the delights of a consumer society, wants and has the ability to consume more and more every year. Its demand for everything is likely to increase, both consumer goods and raw materials. In the meantime, as a low cost manufacturer of all the things that we no longer make here in the U.S.A., China has assembled an unspent cash hoard of over a trillion dollars and is busy spending part of this vast sum on soy beans from Argentina and Brazil, oil from the Middle East and iron ore and copper from Australia and other places. China is also in the midst of building a new infrastructure, i.e., railroads, highways, factories, etc., all of which requires lots of copper, iron ore and energy. Prices for all of these commodities has risen dramatically over the last ten years, with copper going from $1.09 per pound to $3.00 per pound, Australian lump iron ore

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[2]Originally reported in the 1988, and repeated in the 1990, 1991, 1995, 1996, 1998 and 1999 annual reports.

[3]Thomas Hardy's 4th novel, published 1895, *"Far From the Madding Crowd."*

from $.37085 per dry metric tonne unit to $1.0264 per dry metric tonne unit and gas from $2.60 per mcf to $7.53 per mcf. With our investments in copper, iron ore and oil and gas drilling, we are riding the wave of commodity price inflation and vicariously enjoying the roller coaster ride of China's booming economy. Certainly we can expect a bust one day, but we hope not too soon. Details are below.

Cobre Las Cruces

In August of 2005, our wholly-owned subsidiary, MK Resources, sold a 70% interest in its Las Cruces copper deposit to Inmet Mining Corporation (TSX:IMN) in exchange for 5.6 million of Inmet's common shares – we retained the remaining 30%. The Las Cruces copper deposit is located 20 kilometers outside Seville in the Andalucía region of Spain. Las Cruces is a high-grade copper deposit with a current projected development budget of €380 million, of which €53 million will be funded by national and regional grants by Spain and the European Community.

The mine will produce 72,000 tonnes per year of copper cathode with an expected life of at least 15 years. We will own 30% of the production directly, and an interest in the balance through our stock ownership in Inmet. An independent 2005 reserve study indicated reserves of 16 million tonnes of ore with an average grade of 6.6% copper. Extraction will be via open pit with the exception of 740,000 tonnes of ore, which will be removed by underground methods. Actual production of LME[1] copper cathode is scheduled to commence in early 2008 with a projected life of mine cash operating cost of €.39 per pound. The dewatering and re-injection system is up and running, plant construction is underway, and management is in place. As happens with projects of this nature, costs have substantially increased above initial estimates and the unknown is to be expected.

Cobre Las Cruces expects 2007 to be a very busy year and anticipates spending an additional €260 million, including €180 million to complete detailed engineering, procurement and construction. A large part of their efforts in 2007 will be focused on the hiring and training of operational staff in anticipation of an early 2008 production start up.

To fix some of its costs, Cobre Las Cruces has hedged $215 million of its foreign exchange exposure at $1.25 to the Euro for the period of the construction. Cobre Las Cruces has also fixed its interest rate exposure on its debt at 5.2%, plus the loan margin, for the period 2008 to 2014, by which time we expect the loan to be repaid. Cobre Las Cruces has not sold forward any of the copper, the price of which continues to remain buoyant. At some point we may revisit this subject.

Cobre Las Cruces has been excellently supervised by Tom Mara, our Executive Vice President and Treasurer, and by Frank Joklik, our veteran miner. Tom joined Leucadia 30 years ago before the undersigned, and we hope and expect he will be around for the next 30.

Fortescue Metals Group Ltd

In August 2006, Leucadia invested $400 million in Fortescue Metals Group Ltd ("FMG"). We received 26.4 million common shares of FMG stock (9.99% of the total outstanding shares) and a $100 million 13-year subordinated note that receives, in lieu of a fixed coupon, payments equal to 4% of revenues (net of government royalties) over the term of the note. FMG is traded on the Australian Stock Exchange (ASX:FMG).

FMG has approximately 35,500 square kilometers of mining tenements. Tenement is Australian speak for mineral leases. Two of the tenements, called Christmas Creek and Cloud Break, contain over one billion tonnes of proven and probable iron ore reserves. These reserves will be the first to be mined and are the only tenements subject to our 4% of revenue payments.

[1] London Metal Exchange

In addition to our $400 million investment, FMG borrowed in the international markets $2.05 billion at a weighted-average rate of just over 10%. These funds and ours are being used to dredge the ship channels, to build a port facility to load ore on ships, to construct a 260-kilometer railroad to transport the ore to the port, and to build the mines at the sites mentioned above. Check FMG's website http://www.fmgl.com.au for pictures of the ongoing construction and a further description of this enormous undertaking.

First ore loaded on ship is planned for the end of the first quarter 2008; thereafter payments to Leucadia will follow. So far, the project is on schedule and on budget. FMG is the creation of a hyperactive, smart, energetic Australian entrepreneur named Andrew Forrest; imagine the Energizer Bunny®. Andrew's roots in Western Australia go back many generations. His forbearers include, among others, the founding Premier of Western Australia and some of the country's early explorers. Andrew himself was brought up in the Outback on a sheep station – the Australian equivalent of a ranch. This ranch had few people, 50,000 sheep and several thousand cows. Hard work and survival are in his DNA.

Andrew is an inspiring leader, a visionary and a knowledgeable executive and miner. We are fond of him and his delightful family. We are very happy with this investment. One of us serves on the FMG board (where our suggestions are welcomed) and the other is an alternate.

In 2006, iron ore prices increased 19%. The price of iron ore for the coming year (April 2007 through March 2008) has been reset 9.5% higher than last year. Analysts predict the price will go up again next year. Since prices do not go up forever, we did our initial investment arithmetic on declining iron ore prices.

At December 31, 2006, FMG stock traded at $10.46 per share giving our 26.4 million shares a market value of $276 million. As of this writing, March 28, 2007, the shares are trading at $18.60 per share and our stake has a market value of $491 million.

Goober Drilling

Before discussing our investment in Goober[5] Drilling, let us digress. Several years ago most of the boxcar manufacturers in the U.S. had disappeared. There was a surfeit of boxcars selling at $10,000 or less. Replacement costs were running $30,000 to $40,000 plus, depending upon the type. Twenty-five thousand boxcars were being retired every year due to old age and misadventure. We drew a supply and demand curve and we believed the two would cross in the not too distant future. We bought lots of boxcars and sent them out to forage on the railroads of North America, where they collected per diem money, and sent it home. Demand for boxcars rose higher and higher and we eventually submitted to a suitor and sold the fleet in 1989 at a significant profit.

Similarly at the peak in 1982, there were 5,139 oil and gas land-based drilling rigs in the U.S. with average day rates of $5,770. Late in the first quarter of 2006, there were only 1,582 oil and gas rigs and average day rates had risen to $14,100. Fortuitously, at that time into our offices came, from Stillwater, Oklahoma, the hard working owners of Goober Drilling, Chris McCutchen and John Special.

These successful fellows ran a drilling business in the Mid-Continent Region of the U.S., mainly in Oklahoma and Texas. They, too, understood supply/demand curves, resulting from the upwardly escalating oil and gas prices. Being adventurous and optimistic souls (but without enough financing),

[5] Goober also gouber. The peanut, *Arachis hypogaea*. **1833** Louisville Publ. Advt. 7 Nov., A few bags of Gouber Pea, or Ground Pea [for sale]. **1834** *Cherokee Phoenix* (New Echota, Ga.) 24 May 3/4 But he so seam I frade of he, I guess he steal my goober. –*The Oxford English Dictionary,* Volume VI, page 668.

they ordered 18 brand new rigs to add to their existing fleet of 11 rigs. These new rigs were high horsepower and most were equipped with top-drives. High horsepower and top-drives are required for horizontal drilling, which allows re-drilling of certain difficult but potentially productive formations. Horizontal drilling drills to a targeted depth then turns to drill horizontally to the surface of the land. They can pull up the drill string then go back and drill in another direction. (Imagine a daddy-long-legs spider with many legs up to one mile long.)

Day rates for new high horsepower rigs were then in the low $20,000 per day with an operating cost of approximately $9,000. The new rigs were about to be delivered and Goober needed money.

So in 2006, Leucadia acquired a 30% limited liability company interest in Goober for $60 million and agreed to lend Goober $126 million secured by all of its rigs. In January 2007, the loan was increased with an additional secured credit facility of $45 million. For an additional $25 million, we increased our equity interest to 42%.

At December 31, 2006, Goober had 21 operating drilling rigs, ten of which were new and financed by Leucadia. In addition, Goober has 13 rigs under construction and has committed to buy two more rigs. By the middle of 2007, all these rigs (36 in all) should be operational. Assuming current rig rates and 90% utilization, these rigs would generate annual billings of $240 million. Between the interest on our debt and our share of the earnings we expect a very satisfactory investment return.

Rig day rates and the tenor of the contracts with the lease owners fluctuate with oil and gas prices. If gas prices stay at $6 per mcf, we will prosper. If they stay over $7 per mcf for three years, we will do very well! We hope for high gas prices, copper prices and iron ore prices.

Goober is growing rapidly and our Asset Management Group ("AMG") is helping them expand their back office to better monitor costs and institute Sarbanes-Oxley rules.

Our friends from Chartwell initiated this investment.

Symphony Healthcare

Last year we told you about the successes, trials and tribulations of Symphony–1,650 locations in 46 states, populated by 2,900 employees, many of whom are part-time. Attracting and retaining full or part-time therapists and keeping them trained became a major pain and was becoming evermore expensive.

We concluded that the business model could be improved by combining with other physical and occupational therapist providers. To this end, we went in search of possible roll-ups, and blessedly, got rolled up. We recorded a pre-tax gain of $53.3 million on the sale. Luck helps!

Our colleagues, Zalman Jacobs and Luis Medeiros, found this company and executed the sale.

ATX Communications

ATX is a CLEC (Competitive Local Exchange Carrier) which we purchased in 2003 and reorganized through a Chapter 11 bankruptcy in 2005. Following its emergence from bankruptcy we went on another hunt to buy other CLECs or be bought. We are not convinced that there is a long-term future for small CLECs among the two remaining national telecommunications companies and the cable companies, and as a result ATX was purchased by the greater optimist. Thanks to David Larsen, Jeff Storey and the ATX team for the investment and the $41.6 million pre-tax gain on sale.

Conwed Plastics

Conwed Plastics manufactures and markets lightweight plastic netting for a variety of purposes: building and construction, erosion control, packaging, sod backing, agricultural, carpet padding, filtration and consumer products. Conwed is a market leading company in lightweight netting products used in carpet cushion, turf reinforcement, erosion control and packaging. Leucadia's investment in Conwed Plastics was $65.5 million at December 31, 2006. See pages 7-8 of the 10-K for a more detailed description of Conwed Plastics.

Conwed's products are manufactured in Minneapolis, Minnesota; Athens, Georgia; Roanoake, Virginia and Genk, Belgium and sold throughout the world.

(In millions)	2002	2003	2004	2005	2006
Sales	$ 50.7	$ 53.3	$ 64.1	$ 93.3	$ 106.3
Pre-tax profits	$ 3.1	$ 4.4	$ 7.9	$ 14.2	$ 17.9
Return on average equity	7.8%	12.6%	25.1%	33.4%	29.5%

A summary of 2006 in the words of Mark Lewry, President of Conwed:

"In 2006, Conwed celebrated 40 years in business and continues to be successful with a strategy to grow the business both organically and through acquisition. Revenues grew 14%, exceeding $100 million for the first time, while pre-tax profits grew to 17% of sales. Resin price increases, for the first time in three years, began to moderate. While still up 92% from 2002, with continued diligence around cost and price management, the company's gross profit continued to improve.

Conwed's European operation, which represents approximately 14% of Conwed's sales, continues to deliver positive cash flow. The acquisition of Netlon from Tensar Group Limited in the U.K. in 2005 doubled our European operation and has enabled us to significantly upgrade the management team.

We looked at a number of acquisition opportunities during the year. Polynet Inc. was acquired in May 2006. The equipment and business were integrated into our Roanoke, Virginia facility.

During 2006, we also pursued Etiquetas Y Empaques (E&E) in Guadalajara, Mexico, closing the deal in early 2007. This company will expand our packaging business on the west coast and provide a platform to grow production in a lower cost operating environment.

Including E&E, Conwed has acquired and integrated six companies since 2004. During this time frame our revenues and return on equity have doubled while profits have grown over 300%.

2006 was a good year for Conwed as the twin engines of organic and acquisitive growth combined to deliver strong financial results. The strategy in 2007 will be the same and we certainly hope for similar results."

Idaho Timber

Idaho Timber is headquartered in Boise, Idaho, and remanufactures dimension lumber and produces other wood products. Idaho Timber was acquired in May 2005. For the eight months of 2005, pre-tax income was $8.2 million, and for 2006 was $12 million. See pages 4-7 of the 10-K for a more detailed description of Idaho Timber.

When we purchased Idaho Timber, we knew the earnings would porpoise as it is buffeted by the economic winds of commodity lumber prices and the housing market. These risks were built into the purchase price and as a result we own a well managed company with low capex and high taxable income using up our NOLs.

Ted Ellis is a fine manager who runs a tight ship and leads a band of effective people. He sticks to his knitting.

2006 in Ted's own words:

"In 2006 Idaho Timber was faced with a multitude of challenges. First, there was a continuation of a global over-supply of timber. Second, a complicated trade issue with Canada encouraged additional supply to come into the U.S. market in anticipation of a settlement of the dispute, which occurred last year. Third, there was a sharp downturn in housing as the year progressed.

All of this created a depressed lumber market and much lower prices for the industry. During this difficult time, Idaho Timber endeavored to maximize its volume and maintain a profitable result, outperforming the industry during this very difficult period of time.

Also during 2006, Idaho Timber finalized construction of its first new plant in several years. This plant is the second located in North Carolina and is designed to complement Idaho Timber's presence in key Eastern markets and to take advantage of the supply of lumber from a multitude of sources. This facility was completed in 2006 and has reached profitability much earlier than expected. The addition of the Chadbourn, North Carolina operation brings Idaho Timber to a total of eleven strategically located and diversified operations throughout the United States.

The Idaho Timber team has managed to control expenses in an ever-increasing cost environment, i.e., freight, labor and supplies.

Though year-over-year revenues were down due to the reduction of prices in the commodity lumber market, market share increased by expanding our customer base positioning the Company well for the future when the market improves.

The people at Idaho Timber are a family of hard working entrepreneurial individuals, constantly searching for ways to improve all aspects of our business. We hope the over-supply of lumber and the housing slow down resolve in the near future to allow us to achieve a result reflective of our efforts."

Gaming Entertainment

The Company's gaming interest is held through a controlling interest in Premier Entertainment Biloxi, LLC, which owns the Hard Rock Hotel & Casino Biloxi located in Biloxi, Mississippi. Hard Rock Biloxi was scheduled to open to the public on August 31, 2005. Two days prior to that, Hurricane Katrina struck the Mississippi Gulf Coast. The casino portion of the project was built on a floating barge located just offshore. During the storm, Katrina's winds peeled back the roof like a can of sardines, collapsing the roof and sinking the barge. The hotel portion located onshore, although structurally intact, was damaged by torrents of rain washing through the shattered windows.

We acquired our controlling interest (thanks to an introduction by our former colleague, Larry Hershfield) for $90.8 million and own approximately 46% of the common stock and all of the preferred stock, which accrues dividends at 17% per annum. We also own a Premier $13.4 million 15% junior subordinated note due in 2012, and made an $8.1 million 12% loan to Premier which matures in May 2007, plus we are committed to provide up to $40 million of construction financing ($11.3 million was outstanding at December 31, 2006). All of Premier's equity interests are pledged to secure repayment of Premier's outstanding $160 million principal amount of 10 3/4% First Mortgage Notes due February 1, 2012.

Prior to Hurricane Katrina, Premier had purchased $181.1 million of insurance coverage for the wind damage to its real and personal property and for business interruption. To date, Premier has received $160.9 million in insurance payments with an additional $12.9 million being litigated with a silly insurer. Some insurance companies love premiums but detest payouts!

As a result of a dispute with the Premier note holders, who for some pernicious reason refused to release the insurance proceeds for the rebuilding of the hotel and casino, Premier and its subsidiaries filed voluntary petitions before the United States Bankruptcy Court for the Southern District of Mississippi for reorganization under the Bankruptcy Code. Premier continues to operate the company as debtors in possession.

The Bankruptcy Court has authorized the rebuilding and has to date released $44.2 million of the insurance proceeds. Upon reconstruction, the resort will have a hotel with 318 rooms and suites, retail space, five restaurants, 1,500 slot machines and 50 gaming tables. This time, the casino will be built on pilings in the Gulf of Mexico, but not on a barge, though we will still worry about hurricanes. Leucadia has committed to provide up to $180 million to finance the reorganization which would principally be used to pay off the Premier notes. When it leaves bankruptcy, Premier's available funds should be sufficient to repay our construction financing, and could also enable Premier to repay some of our other loans. A Confirmation Hearing for the Bankruptcy reorganization is expected to occur in May 2007.

The Casino and Hotel will hopefully have its grand opening July 7, 2007. Shareholders who gamble are encouraged to come visit Biloxi and leave some money behind! As always the odds favor the house but in this case you own the house.

Antilles Crossing

Leucadia (75%) and Light & Power Holdings Ltd. (25%) invested in a $30 million glass fiber cable laid on the ocean floor from St. Croix to Barbados to provide residential and commercial data and voice services. From St. Croix, the cable connects with a cable, owned by others, to the U.S. and beyond to the rest of the world. A spur connection has been run to St. Lucia. Leucadia owns approximately 38% of Light and Power and one of the undersigned is its chairman.

The going has been difficult. Cable & Wireless, who has had a choke hold on Barbados telephone calls for decades, has been uncooperative by causing endless delays for endless reasons. The Barbados Government was helpful in issuing the necessary licenses. Since the money has been spent and the cable landed, the Barbados Government regulators have not been helpful. We shall overcome.

Brian Harvey is the manager of Antilles Crossing and is doing a splendid job.

Wineries

Leucadia owns two wineries: Pine Ridge Winery in Napa Valley, California, born in 1978 and acquired by us in 1991, and Archery Summit in Dayton, Oregon (on Archery Summit Road), which we founded and constructed in 1993. The wineries control 345 acres of vineyards: 229 acres in Napa Valley, California, in the well regarded appellations of Stags Leap, Carneros, Rutherford, Oakville and Howell Mountain, and 116 acres in the Willamette Valley of Oregon. Substantially all of this acreage is producing grapes. During 2006, the wineries sold approximately 81,000 9-liter equivalent cases of wine generating wine revenue of $19.5 million. At December 31, 2006, the combined investment in these wineries was $69.9 million.

We have purchased 611 acres of ground in the wine producing area of Eastern Washington State, hard by the Columbia River, from which we have rights to 2.5 acre feet of water. An acre foot describes the amount of water which, if piled up, would be one foot deep over the entire acreage. We are now planting a 90-acre test vineyard with several varieties of grapes. After this year's harvest is in, we plan to gain some experience as to climate and terroir[6] by making some wine from purchased grapes.

The luxury segment of the wine industry is intensely competitive. Our wines compete with small and large producers in the U.S. as well as with imported wines. Demand for wine in the luxury market segment can rise and fall with general economic conditions, and is also significantly affected by available supply. The demand for our wine is largely affected by the ratings given the wines in industry and consumer publications. Wines are rated on a 1-to-100 numerical scale for each vintage and type of wine. The scores provided by *The Wine Spectator* and by Robert Parker can and do make or break a vintage of wine. We make it sometime.

As we mentioned, in an effort to improve the quality of our wines and achieve better scores, we decided to change the way we planted, pruned, picked and sorted the grapes and made the wine. We hired a very gifted French winemaker and viticulturist to guide us. The process was expensive and intense. With his assistance, the 2003 wines made by our talented winemakers Stacy Clark and Anna Matzinger have, in our opinion, improved.

Last year we mentioned we were contemplating some changes. We have added and will continue to add very experienced personnel to guide us into the future. Although the making and selling of wine is complex and difficult, we are making progress and the value of our vineyard and wineries continue to go up.

Depending upon your state liquor laws, you may order our wine on the Internet (www.pineridgewinery.com or www.archerysummit.com) or join our Wine Clubs and receive delicious libations monthly.

Visit the wineries in person and enjoy the tasting room experience. Shareholders of Leucadia receive a 20% discount–on the honor system. Call Pine Ridge at (800) 575-9777 or Archery Summit at (800) 732-8822.

Remember, wine is food and we think red wine leads to longevity!

---

[6] Terroir (terwar/in French) can be very loosely translated as "a sense of place" which is embodied in certain qualities, and the sum of the effects that the local environment has had on the manufacture of a product; a group of vineyards (or even vines) from the same region, belonging to a specific appellation. –*Wikipedia, the free encyclopedia.*

Medical Product Development

Sangart

At December 31, 2006, Leucadia owned 69% of Sangart, having invested $49.2 million since 2003. Sangart is a biopharmaceutical company engaged in the development of a blood substitute for oxygen transport. We invested an additional $48.5 million in March 2007, which increased our ownership to 87%. We also have a warrant to invest an additional $48.5 million on the same terms, but voluntarily. This recent investment plus the warrant funds, if exercised, are expected to finance the company through completion of its Phase III trials and commercialization. Sangart has commenced two Phase III trials in Europe that are designed to demonstrate the product's safety and effectiveness in preventing and treating low blood pressure during surgery, and in reducing the incidence of operative and postoperative complications.

Phase III trials are done on a large number of volunteer humans, are expensive and take a long time; Sangart expects to enroll over 800 patients in its trials. If the trials are successful, it should lead to commercialization of the product in a few years. We own a facility capable of producing 250,000 units per year. Regulators, including the FDA (Federal Drug Administration), who are charged with approving such products for human consumption, are notoriously cautious about what constitutes a "successful" Phase III trial.

Blood substitutes have had a rocky road to commercialization. No other products have been successful. We are hopeful the Phase II trial results foretell successful Phase III trials.

For a more expansive explanation of this journey, see pages 11-13 of the 10-K.

Chakshu[7]

In August 2005, Leucadia made a $10 million investment for a 20% stake in an early stage, specialty pharmaceutical company called Chakshu Research. Chakshu is currently developing prescription eye drops to address the symptoms of early stage cataracts. Hopefully, this research will result in stopping cataract growth and perhaps recidivism. With baby boomers increasingly growing older, we believe a product that addresses age-related vision loss is attractive. Studies have indicated that approximately 90 million Americans suffer from cataracts but less than 40 million have been diagnosed. Since only mature cataracts are recommended for surgery, just 1.4 million Americans had cataract surgery in 2005.

FDA Phase I/II clinical trials commenced in January 2006 and enrollment (105 patients) was completed during the fourth quarter of 2006. Unmasking the results of the trials is expected to take place in April 2007. Undoubtedly, more money will be needed to complete pivotal Phase III trials and begin the process of product commercialization. We are cautiously optimistic.

---

[7] "Eye" in Sanskrit.

Real Estate

At December 31, 2006, real estate properties had a book value of $176.7 million. The company owns:

- 15-story 740,000-square foot office building in Tulsa, Oklahoma, formerly WilTel's headquarters. We have signed a term sheet to sell the building.
- In Myrtle Beach, South Carolina, a 112-acre fully entitled mixed use development project, consisting of 397,000 square feet of retail/commercial space (almost all leased) and 1,441 residential units of which 555 are under contract for sale to builders.
- 196 acres of land in two parcels undergoing residential entitlement in mid-coast Maine.
- A 15-acre unentitled air rights parcel over the train tracks behind Union Station in Washington, D.C. Entitlement is just beginning. This is one for the grandkids.
- An operating shopping center in Long Island, New York that has 71,000 square feet of retail space and is being expanded.
- 540-acre parcel bordering Telluride, Colorado. We are attempting to have it rezoned for estate lots, cabins and a lodge site.
- 2,005 acres of land close by Moab, Utah, which is going through the development approval process.
- Leucadia owns approximately 30% of the outstanding stock of HomeFed Corporation (NASD OTC BB:HOFD). HomeFed is a successful real estate company in Southern California which was previously spun off to Leucadia shareholders. Carrying value is $45.7 million. December 31, 2006 market value is $163.3 million. Along with Leucadia, the undersigned are the largest shareholders.
- In February 2006, Leucadia completed the sale of 8 acres of unimproved Washington, D.C. land for net cash proceeds of $75.7 million and recorded a pre-tax gain of $48.9 million.

The real estate development business requires great patience and patient money to wait out long laborious entitlement processes and real estate downturns. Leucadia's approach to real estate is completely tactical; when we can't find succulent morsels, we hibernate.

Money and Other Things

In February 2007, our seven year investment in JPOF II came to an end. JPOF II was managed by Jefferies & Company, Inc., a full service investment bank to middle market companies and the trading of high yield securities. Over the seven years, Leucadia has enjoyed a weighted average return on the investment of approximately 20% per year, which was annually distributed. Thanks to Rich Handler, Andrew Whittaker and their great team. We are very pleased with that investment and have renewed it in another form.

A new six-year joint venture with Jefferies was fashioned whereby we will invest $600 million and Jefferies a matching $600 million. The new venture will be a registered broker-dealer engaged in the secondary sales and trading of high yield securities and special situation securities, including bank debt, post-reorganization equity, equity, equity derivatives, credit default swaps and other financial instruments. The venture will commit capital to the market by making markets in high yield and distressed securities and will invest in and provide research coverage on these types of securities. We are hopeful that when credit is not as plentiful as it is today opportunities will abound.

On March 6, 2007, Leucadia raised $500 million in the public market at 7 1/8% for ten years. The purpose of this financing was to match fund the new Jefferies investment and for general corporate purposes.

At December 31, 2006, Leucadia had approximately $2.2 billion available for new investing, $738 million of which is cash and U.S. Government and agency bonds. Please call us with ideas.

Exodus

In June 1995, H.E. Scruggs, known to one and all as Bud, came to work at Leucadia, he wanted to learn about business. H.E. is Herbert Eugene, which explains "Bud".

Bud had a long and successful career prior to joining Leucadia: a law degree, partner in a political consulting firm, long surviving Chief of Staff to the Governor of Utah and professor of Political Science at Brigham Young University.

Over the ensuing years, Bud made himself very valuable to Leucadia and rose to become one of the five or six principal executives of Leucadia National Corporation. He helped formulate the AMG. While the undersigned and others are out chasing rabbits, the AMG fellows stay home and mind the assets on a daily basis.

Bud and his wife Shirley are active members of The Church of Jesus Christ of Latter-day Saints, the "Mormons". Sensing his Leucadia years were the perfect preparation for the ministry, the Church drafted him up along with his delightful spouse Shirley for three years of service as Mission President, which supervises 100-200 missionaries between the ages of 19 and 22. Bud has been assigned to the Sydney, Australia North Mission. We were hoping it would be closer so we could continue to tap his secular advice. Our prediction is the Mormon population of Sydney North will flourish and multiply.

Bud is hard-working, creative and smart, with a vast and eclectic sense of humor. We will miss him very much, but wish him well.

The Future

These are confusing economic times. There are galvanic economic and political power shifts in the world. China, India and the rest of Southeast Asia are roiling. The U.S. had an economic and political hegemony from the end of World War II until the end of the last century. We are now bogged down in a senseless war in Iraq, the House and Senate are constantly bickering and getting even, and are not able to manage our country. Education, healthcare, Social Security, Medicare, Medicaid, immigration policy, among others, are all difficult issues. We need the best and the brightest, patriots all, to hammer out the thoughtful compromises necessary to assure a prosperous and full future. Will the world ever again look at us as a bright light on top of the mountain? Asia rises and we flounder, where this leads, we know not.

One of us thinks the sky is falling and the Dollar on the edge of debasement. One of us thinks the efforts of half the global population who struggle towards the western standard of life and liberty will cause a global bull market that could last a long, long time.

Meanwhile, we have committed over $1 billion in the last twelve months and have added a few very experienced deal folk to join our team. The beat goes on.

We have a two-pronged approach to our succession problem—merge or acquire a large company not dependent on our investment skills and/or/also find and nurture talented investment types who have good deal skills—whether inside or outside the Company. The two of us hope to be around for a long time. We enjoy each other and what we do. We shall overcome this problem!

We may be the lead dogs on this dogsled, but we couldn't possibly pull it alone. We are eternally grateful to our experienced hard working colleagues.



Ian M. Cumming
Chairman



Joseph S. Steinberg
President

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 1-5721

LEUCADIA NATIONAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)

New York	**13-2615557**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

315 Park Avenue South
New York, New York 10010
(212) 460-1900
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value $1 per share	**New York Stock Exchange**
7-3/4% Senior Notes due August 15, 2013	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None.
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

Aggregate market value of the voting stock of the registrant held by non-affiliates of the registrant at June 30, 2006 (computed by reference to the last reported closing sale price of the Common Shares on the New York Stock Exchange on such date): $4,751,155,000.

On February 15, 2007, the registrant had outstanding 216,351,466 Common Shares.

DOCUMENTS INCORPORATED BY REFERENCE:

Certain portions of the registrant's definitive proxy statement pursuant to Regulation 14A of the Securities Exchange Act of 1934 in connection with the 2007 annual meeting of shareholders of the registrant are incorporated by reference into Part III of this Report.

PART I

Item 1. Business.

THE COMPANY

The Company is a diversified holding company engaged in a variety of businesses, including manufacturing, real estate activities, medical product development, winery operations and residual banking and lending activities that are in run-off. The Company also owns equity interests in operating businesses and investment partnerships which are accounted for under the equity method of accounting, including gaming entertainment, land based contract oil and gas drilling, real estate activities and development of a copper mine in Spain. The Company concentrates on return on investment and cash flow to maximize long-term shareholder value. Additionally, the Company continuously evaluates the retention and disposition of its existing operations and investigates possible acquisitions of new businesses. In identifying possible acquisitions, the Company tends to seek assets and companies that are out of favor or troubled and, as a result, are selling substantially below the values the Company believes to be present.

Shareholders' equity has grown from a deficit of $7,700,000 at December 31, 1978 (prior to the acquisition of a controlling interest in the Company by the Company's Chairman and President), to a positive shareholders' equity of $3,893,300,000 at December 31, 2006, equal to a book value per common share of the Company (a "common share") of negative $.04 at December 31, 1978 and $18.00 at December 31, 2006. Shareholders' equity and book value per share amounts have been reduced by the $811,900,000 special cash dividend paid in 1999.

In July 2006, the Company sold Symphony Healthcare Services, LLC ("Symphony") to RehabCare Group, Inc. for approximately $107,000,000. After satisfaction of Symphony's outstanding credit agreement by the buyer ($31,700,000 at date of sale) and certain sale related obligations, the Company realized net cash proceeds of $62,300,000 and recorded a pre-tax gain on sale of discontinued operations of $53,300,000.

In September 2006, the Company sold ATX Communications, Inc. ("ATX") to Broadview Networks Holdings, Inc. for aggregate cash consideration of approximately $85,700,000, and recorded a pre-tax gain on sale of discontinued operations of $41,600,000.

During 2006, the Company recorded net security gains of approximately $117,200,000, principally from the sale of publicly traded debt and equity securities that had been classified as available for sale securities. These gains include a gain of $37,400,000 from the sale of 115,000,000 common shares of Level 3 Communications, Inc. ("Level 3"), which were received in December 2005 in connection with Level 3's purchase of WilTel Communications Group, LLC ("WilTel").

In August 2006, pursuant to a subscription agreement with Fortescue Metals Group Ltd ("Fortescue") and its subsidiary, FMG Chichester Pty Ltd ("FMG"), the Company invested an aggregate of $408,000,000, including expenses, in Fortescue's Pilbara iron ore and infrastructure project in Western Australia. Fortescue is a publicly traded company on the Australian Stock Exchange (Symbol: FMG).

The Company's manufacturing operations are conducted through Idaho Timber, LLC ("Idaho Timber") and Conwed Plastics, LLC ("Conwed Plastics"). Acquired in May 2005, Idaho Timber is headquartered in Boise, Idaho and primarily remanufactures dimension lumber and remanufactures, packages and/or produces other specialized wood products. Conwed Plastics manufactures and markets lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, packaging, agricultural, carpet padding, filtration and consumer products.

The Company's gaming entertainment operations are conducted through its controlling interest in Premier Entertainment Biloxi, LLC ("Premier"), which is the owner of the Hard Rock Hotel & Casino Biloxi ("Hard Rock Biloxi"), located in Biloxi, Mississippi. The Hard Rock Biloxi was severely damaged by Hurricane Katrina and is currently being rebuilt. As discussed below, in September 2006, Premier and its subsidiary filed voluntary petitions for reorganization under chapter 11 of title 11 of the United States Bankruptcy Code (the "Bankruptcy Code").

The Company's domestic real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land, all in various stages of development and all available for sale. In February 2006, Square 711 Developer, LLC ("Square 711"), a 90% owned subsidiary of the Company, completed the sale of 8 acres of unimproved land in Washington, D.C. for net cash proceeds of approximately $75,700,000, and recorded a pre-tax gain of $48,900,000.

The Company's medical product development operation is conducted through Sangart, Inc. ("Sangart"), which became a majority-owned subsidiary of the Company in 2005. Sangart is developing a product called Hemospan®, which is a form of cell-free hemoglobin that is designed for intravenous administration to treat a wide variety of medical conditions, including use as an alternative to red blood cell transfusions.

The Company's winery operations consist of Pine Ridge Winery in Napa Valley, California and Archery Summit in the Willamette Valley of Oregon. These wineries primarily produce and sell wines in the luxury segment of the premium table wine market.

The Company's land based contract oil and gas drilling investment is conducted by Goober Drilling, LLC, ("Goober"), in which the Company acquired a 30% interest in April 2006. In January 2007, the Company increased its interest in Goober to 42% for additional cash consideration of $25,000,000. The Company has also agreed to lend to Goober, on a secured basis, up to $171,000,000 to finance new equipment purchases and construction costs, repay existing debt and finance working capital needs ($126,000,000 was outstanding at December 31, 2006).

The Company owns 30% of Cobre Las Cruces, S.A. ("CLC"), a former subsidiary of the Company that holds the exploration and mineral rights to the Las Cruces copper deposit in the Pyrite Belt of Spain. During 2005, the Company sold a 70% interest in CLC to Inmet Mining Corporation ("Inmet"), a Canadian-based global mining company, in exchange for 5,600,000 newly issued Inmet common shares, representing approximately 11.6% of Inmet's current outstanding common shares.

As used herein, the term "Company" refers to Leucadia National Corporation, a New York corporation organized in 1968, and its subsidiaries, except as the context otherwise may require.

Investor Information

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Accordingly, the Company files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company and other issuers that file electronically. In addition, material filed by the Company can be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, NY 10005, on which the Company's common shares are listed. The Company has submitted to the NYSE a certificate of the Chief Executive Officer of the Company, dated May 16, 2006, certifying that he is not aware of any violations by the Company of NYSE corporate governance listing standards.

The Company's website address is www.leucadia.com. The Company makes available, without charge, through its website copies of its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such reports are filed with or furnished to the SEC.

Financial Information about Segments

The Company's reportable segments consist of the operating units identified above, which offer different products and services and are managed separately. At acquisition, the Company's investment in Premier was reported as the gaming entertainment segment; however, it was deconsolidated and classified as an investment in an associated company upon its filing with the bankruptcy court in September 2006. Although Premier is not currently reported as an operating segment, an expanded description of its activities is presented below due to the size of this investment and the Company's expectation that it will be reported as an operating segment in the future. Other operations primarily consist of the Company's wineries, Caribbean-based telecommunications services and residual banking and lending activities that are in run-off.

In addition to Premier, associated companies include equity interests in other entities that the Company accounts for on the equity method of accounting. Investments in associated companies include HomeFed Corporation ("HomeFed"), a corporation engaged in real estate activities, Goober, CLC, Jefferies Partners Opportunity Fund II, LLC ("JPOF II"), EagleRock Capital Partners (QP), LP ("EagleRock"), Wintergreen Partners Fund, L.P. ("Wintergreen") and Safe Harbor Domestic Partners L.P. ("Safe Harbor"). JPOF II, EagleRock, Wintergreen and Safe Harbor are engaged in investing and/or securities transactions activities.

Corporate assets primarily consist of investments and cash and cash equivalents and corporate revenues primarily consist of investment income and securities gains and losses. Corporate assets include the Company's investment in Fortescue. Corporate assets, revenues, overhead expenses and interest expense are not allocated to the operating units.

Conwed Plastics has a manufacturing facility located in Belgium, which is the only foreign operation with non-U.S. revenue or assets that the Company consolidates, and it is not material. Unconsolidated non-U.S. based investments include 38% of Light and Power Holdings Ltd., the parent company of the principal electric utility in Barbados, the 30% ownership of CLC and the investment in Fortescue. From time to time the Company invests in the securities of non-U.S. entities or in investment partnerships that invest in non-U.S. securities.

Certain information concerning the Company's segments for 2006, 2005 and 2004 is presented in the following table. Consolidated subsidiaries are reflected as of the date of acquisition, which was May 2005 for Idaho Timber and November 2005 for Sangart. Associated Companies are only reflected in the table below under identifiable assets employed.

	2006	2005	2004
		(In millions)	
Revenues and other income (a):			
Manufacturing:			
Idaho Timber	**$ 345.7**	$ 239.0	$ –
Conwed Plastics	**106.4**	93.6	64.4
Domestic Real Estate	**86.7**	29.9	63.5
Medical Product Development	**.7**	.1	–
Other Operations	**42.8**	59.0	70.8
Corporate (b)	**280.4**	268.3	180.9
Total consolidated revenues and other income	**$ 862.7**	$ 689.9	$ 379.6
Income from continuing operations before income taxes and equity in income (losses) of associated companies:			
Manufacturing:			
Idaho Timber	**$ 12.0**	$ 8.2	$ –
Conwed Plastics	**17.9**	14.2	7.9
Domestic Real Estate	**44.0**	4.1	20.7
Medical Product Development	**(21.1)**	(1.4)	–
Other Operations	**(14.4)**	7.5	18.6
Corporate (b)	**95.4**	101.8	59.6
Total consolidated income from continuing operations before income taxes and equity in income (losses) of associated companies	**$ 133.8**	$ 134.4	$ 106.8

(table continued on next page)

	2006	2005	2004
		(In millions)	
Identifiable assets employed:			
Manufacturing:			
Idaho Timber	**$ 132.3**	$ 162.7	$ –
Conwed Plastics	**83.6**	81.9	50.4
Domestic Real Estate	**198.1**	182.7	253.2
Medical Product Development	**12.2**	7.0	–
Other Operations	**257.8**	245.0	403.7
Investments in Associated Companies	**773.0**	375.5	460.8
Corporate	**3,846.8**	4,062.0	2,070.1
Assets of discontinued operations	**–**	144.1	1,562.2
Total consolidated assets	**$5,303.8**	$5,260.9	$4,800.4

(a) Revenues and other income for each segment include amounts for services rendered and products sold, as well as segment reported amounts classified as investment and other income and net securities gains on the Company's consolidated statements of operations.

(b) Net securities gains for Corporate aggregated $116,600,000, $199,500,000 and $123,100,000 during 2006, 2005 and 2004, respectively, which primarily resulted from the sale of publicly traded debt and equity securities that had been classified as available for sale securities. Security gains include a gain from the sale of Level 3 of $37,400,000 in 2006 and a gain from the sale of White Mountains Insurance Group, Ltd. ("WMIG") of $146,000,000 in 2005. For 2006, 2005 and 2004, security gains include provisions of $12,900,000, $12,200,000 and $4,600,000, respectively, to write down investments in certain available for sale securities. The write-downs of the available for sale securities resulted from declines in market value determined to be other than temporary.

(c) For the years ended December 31, 2006, 2005 and 2004, income from continuing operations has been reduced by depreciation and amortization expenses of $39,500,000, $32,600,000 and $28,700,000, respectively; such amounts are primarily comprised of Corporate ($11,600,000, $10,700,000 and $11,400,000, respectively), manufacturing ($17,500,000, $14,200,000 and $5,200,000, respectively) and other operations ($6,400,000, $5,700,000 and $8,200,000, respectively). Depreciation and amortization expenses for other segments are not material.

(d) For the years ended December 31, 2006, 2005 and 2004, income from continuing operations has been reduced by interest expense of $79,400,000, $65,500,000 and $60,600,000, respectively; such amounts are primarily comprised of Corporate ($70,900,000, $63,200,000 and $55,300,000, respectively) and other operations ($8,000,000, $1,200,000 and $3,300,000, respectively). In 2006, interest expense for other operations was comprised of Premier during the period it was a consolidated subsidiary. Interest expense for other segments is not material.

At December 31, 2006, the Company and its consolidated subsidiaries had 1,323 full-time employees.

MANUFACTURING

Idaho Timber

Business Description

In May 2005, the Company acquired Idaho Timber for total cash consideration of $133,600,000, including working capital adjustments and expenses. Idaho Timber is headquartered in Boise, Idaho and is engaged in the manufacture and/or distribution of various wood products. Idaho Timber's principal product lines include remanufacturing dimension lumber; remanufacturing, bundling and bar coding of home center boards for large retailers; and production of 5/4" radius-edge, pine decking. Idaho Timber also manufactures and/or distributes a number of other specialty wood products. Idaho Timber has over 25 years of operating experience in its industry. The Company's investment in Idaho Timber was $123,200,000 at December 31, 2006.

Remanufactured dimension lumber is Idaho Timber's largest product line. Dimension lumber is used for general construction and home improvement, remodeling and repair projects, the demand for which is normally a function of housing starts and home size. All dimension lumber is assigned a quality grade, based on the imperfections in the wood, and higher-grade lumber is sold at a higher price than lower-grade lumber. Idaho Timber purchases low-grade dimension lumber from sawmills located in North America and Europe and upgrades it into higher-grade dimension lumber products. The remanufacturing process includes ripping, trimming and planing lumber to reduce imperfections and produce a variety of lumber sizes. These products are produced at plants located in Florida, North Carolina, Texas, Kansas, Idaho and New Mexico. Each plant distributes its product primarily by truck to lumber yards and contractors within a 300 mile shipping radius from the plant site.

Idaho Timber's next largest product line is home center board products, which are principally sold to large home improvement retailers. Idaho Timber purchases high-grade boards from sawmills in the western United States, South America and New Zealand (primarily pine but other wood species are also used), performs minor re-work on those boards to upgrade the quality, and then packages and bar codes those boards according to customer specifications. Services provided include managing delivery to off-site inventory positions at customer-owned distribution centers near retail locations so that adequate stock is available for the customers to draw upon when needed. Production takes place in owned plants in Idaho and Montana, and goods are shipped nationwide by rail and truck to customer-owned distribution centers. The sale is not completed and revenue is not recognized until the customer takes the product from the distribution center.

Idaho Timber also operates a sawmill in Arkansas that produces 5/4" radius-edge, pine decking cut to a variety of lengths. Rights to cut timber are purchased from private land owners located near the sawmill, known as timber deeds, and Idaho Timber employs third-party contractors to cut the timber and transport the logs to the sawmill. Logs are also acquired in the spot market (gate logs) when trucks loaded with logs arrive at the sawmill, are inspected for quality and purchased if an agreement can be reached on price. Idaho Timber performs traditional sawmill processes (cutting, drying and planing) to manufacture the final product. The product is shipped to various regions throughout the central and eastern parts of the United States via truck and rail to lumber treaters and others for resale to the final consumer.

Idaho Timber's profitability is dependent upon its ability to manage manufacturing costs and process efficiency, minimize capital expenditures through the purchase of used, lower-cost equipment and repairing its existing equipment, and effective management of the spread between what it pays for dimension lumber and boards and the selling prices of the remanufactured products. Selling prices for remanufactured products may rise quicker than supplier prices in strong markets creating greater spread; however, during periods of declining product demand and reduced selling prices, supply price declines may lag behind resulting in lower spreads. Idaho Timber's business is generally not seasonal, except in those locations that have weather related construction slowdowns.

The dimension lumber product does not require significant build up of inventory to cover peak periods of activity, nor are there any other unusually significant needs for working capital. Home center board products experience a longer cycle to convert raw material to product sales due to cross country shipping and consignment inventory programs, resulting in an investment in working capital. Working capital requirements are greater for the sawmill operation. In addition to cash outlays for timber deeds, the sawmill will have a seasonal build up of log inventory.

Idaho Timber owns nine plants, one sawmill that principally produces decking products and one sawmill that produces split-rail fencing. These eleven facilities in the aggregate have approximately 941,000 square feet of manufacturing and office space, covering approximately 230 acres. Two plants are principally dedicated to home center board products and the remaining plants principally produce remanufactured dimension lumber products. All plant locations can produce and distribute specialty wood products. Idaho Timber has the capacity to ship approximately 70 million board feet per month; during 2006 actual shipments averaged approximately 59 million board feet per month.

Idaho Timber believes that its diverse remanufacturing, sawmill, and distribution operations provide it with purchasing power to secure sources of supply from multiple suppliers while minimizing freight costs. Idaho Timber's diverse geographic footprint also mitigates geographic concentration risk.

Sales and Marketing

Idaho Timber primarily markets to local, regional and national lumber retailers for its dimension lumber products, home improvement centers for its home center board products and decking treaters for its sawmill product, and other resellers of home construction materials. Demand for its products is dependent, in part, upon the strength of the U.S. housing market and the do-it-yourself home improvement market which are subject to cyclical fluctuations. Its success in attracting and retaining customers depends in large part on its ability to provide quicker delivery of specified customer products than its competitors. For dimension lumber products, sales are primarily generated at each of the plants, with a dedicated sales force located in the same geographic region as the customers the plant serves. Board and decking products are sold and managed centrally. The home center board product is heavily dependent on two customers, Lowe's and The Home Depot, which account for approximately 92% of that product line. The combined revenue of these two customers in this product line was 18% of Idaho Timber's total revenue for the year ended December 31, 2006. The customer base for the dimension lumber business is much less concentrated; no customer accounts for more than 6% of revenue. Idaho Timber's sales are somewhat concentrated in regions where its facilities are located, with the largest being Florida, 22%; North Carolina, 17%; and Texas, 12%.

Competition

Idaho Timber sells commodity products, and operates in an industry that is currently oversupplied and very competitive. Idaho Timber competes against domestic and foreign sawmills and intermediate distributors for its dimension lumber and decking products. In some cases, Idaho Timber competes on a limited basis with the same sawmills that are a source of supply of low-grade dimension lumber. Foreign suppliers have been growing their sales in the U.S. market, particularly European competitors, which has added to the current oversupply condition in the industry and may continue to do so. The home center board business has many competitors, and suppliers to large home centers are always under pressure to reduce prices.

Idaho Timber also competes for raw material purchases needed for its remanufactured dimension lumber and home center board products, and in the past the availability and pricing of certain raw materials has been adversely affected by import duties (tariffs) imposed on Canadian imports, the largest source of these supplies. A decades old trade dispute between the U.S. and Canada resurfaced with the expiration of the Softwood Lumber Agreement on March 31, 2001. The dispute involved claims that lumber from government-owned land in Canada is subsidized and sold into the U.S. market for less than fair value, the effect of which is to injure or threaten to injure U.S. competitors. The U.S. argued for the right to impose antidumping and countervailing duties to prevent cheap Canadian wood from harming U.S. manufacturers. However, the North American Free Trade Agreement ("NAFTA") review panel rejected claims that U.S. lumber producers had suffered damage as a result of Canadian imports. On September 10, 2004, the U.S. International Trade Commission complied with the NAFTA ruling and issued a statement saying that the U.S. lumber industry is not threatened by Canadian softwood imports; however, the Commission expressed some disagreement with the panel's decision.

In October 2006, this trade dispute over Canadian imports was resolved and a new Softwood Lumber Agreement between Canada and the U.S. became effective. The new agreement terminated all ongoing administrative agency reviews and litigation, revoked the antidumping and countervailing duty orders and imposed a graduated export tax ranging from zero to 15 percent based on the Random Length Composite Index ("RLCI"), which is calculated using the current market value of a combination of lumber products. A larger RLCI will result in a smaller export tax with the tax decreasing to zero if the RLCI exceeds $355 per thousand board feet. In addition, the agreement also provides that the export tax can increase by 50% if shipments exceed a certain level (expressed as a percentage of total U.S. shipments) for each Canadian export region. Each Canadian export region can also make an election to pay a smaller export tax, zero to five percent, if they agree to abide by certain export volume restrictions that are determined based on a percentage of U.S. consumption. The agreement has a seven year term and may be extended for an additional two years. Currently, restrictions on Canadian imports are not adversely affecting Idaho Timber's operations; however, if tariffs increase or import limitations are imposed in the future, it is possible that raw material costs could increase or supplies could be constrained. Idaho Timber is examining alternative sources of supply to increase its raw material purchasing flexibility.

Idaho Timber's manufacturing process is very labor intensive, and its labor force is not unionized. Idaho Timber's low cost labor force allows it to be competitive and flexible in its operating activities; however, its labor force is in high demand in its own industry and also from non-industry employers. If Idaho Timber is unable to continue to attract and retain a cost efficient labor force, sales volumes and profitability could suffer.

Government Regulation

Lumber and decking are identified at Idaho Timber facilities with a grade stamp that shows the grade, moisture content, mill number, species and grading agency. All lumber is graded in compliance with the National Grading Rule for Dimension Lumber, which is published by the U.S. Department of Commerce. Idaho Timber facilities are subject to regular inspection by agencies approved by the American Lumber Standards Committee. Idaho Timber believes that its procedure for grading lumber is highly accurate; however, Idaho Timber could be exposed to product liability claims if it can be demonstrated its products are inappropriately rated. Currently, Idaho Timber does not have any material product liability claims outstanding.

Since Idaho Timber's sawmills do not treat its wood with chemicals, and since timber deeds purchased from private land owners do not impose a re-planting obligation, Idaho Timber does not have any unusual environmental compliance issues.

Plastics Manufacturing

Business Description

Through Conwed Plastics, the Company manufactures and markets lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, packaging, agricultural, carpet padding, filtration and consumer products. These products are primarily used for containment purposes, reinforcement of other products, packaging for produce and meats, various types of filtration and erosion prevention. Conwed Plastics believes it is a market leader in netting products used in carpet cushion, turf reinforcement, erosion control and packaging. Packaging, agricultural and building and construction markets tend to be seasonal, with peak periods in the second and third quarters of the calendar year. Carpet padding, filtration and consumer product markets are not usually subject to seasonal fluctuations resulting in sales that tend to be evenly spread throughout the year. The Company's investment in Conwed Plastics was $65,500,000 at December 31, 2006.

Conwed Plastics has completed five acquisitions since 2004 and continues to look for additional acquisition opportunities that provide synergies with existing customers, its manufacturing capacity, processes and technology, and/or raw material needs. In May of 2006, Conwed Plastics acquired Polynet Inc. for $2,300,000 in cash thereby increasing its market share in the packaging business. Polynet's business was completely integrated into the division's existing Roanoke manufacturing facility; post-acquisition revenues from this acquisition were approximately $1,600,000.

Certain of Conwed Plastics' products are proprietary, protected by patents and/or trade secrets. The Company holds patents on certain improvements to the basic manufacturing processes it uses and on applications thereof. The Company believes that the expiration of these patents, individually or in the aggregate, is unlikely to have a material effect on its operations.

Sales and Marketing

Conwed Plastics' manufacturing revenues were $106,300,000, $93,300,000 and $64,100,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Products are marketed both domestically and internationally with approximately 13.7% of 2006 revenues generated by customers from Europe, Latin America, Japan and Australia. Products are sold primarily through an employee sales force, located in the United States and Europe. Conwed Plastics emphasizes development of new products and new applications of existing products to sustain revenue growth. New product development focuses on market niches where proprietary technology and expertise can lead to sustainable competitive economic advantages. This targeted product development at times is carried out in partnership with a prospective customer or industry where the value of the product has been recognized. Conwed Plastics also focuses on developing new products which provide an upgrade to a current product used by an existing customer. Over the last several years, Conwed Plastics has spent approximately 2% to 5% of annual sales on the development and marketing of new products and new applications of existing products.

Approximately half of Conwed Plastics' revenues are generated on a make to order basis. The remainder of Conwed Plastics' sales requires a more substantial investment in inventory that is stored at various locations to service customers with short lead time requirements. In the aggregate, inventory is turned over between 6 and 7 times per year. The top 10 customers with multiple locations represent approximately 30%–37% of total sales. The largest single customer typically represents 5%–8% of total sales; for the year ended December 31, 2006, the largest single customer represented 6% of total sales. Order backlog generally ranges from 6%–12% of annual sales throughout the year.

Competition

Conwed Plastics is subject to domestic and international competition, generally on the basis of price, service and quality. Additionally, certain products are dependent on cyclical industries, including the construction industry. The cost of the principal raw material used in its products, polypropylene, has increased by approximately 90% from 2002. Conwed Plastics has been able to raise prices to its customers during this period to offset the higher raw material costs. High oil and natural gas prices along with high capacity utilization in the polypropylene industry are expected to keep raw material costs higher than historical levels for the next few years.

Conwed Plastics has had excess manufacturing capacity over the past few years, principally in its Belgium facility which became operational during 2001. Utilization of this capacity improved in 2006 as the manufacturing capacity in Belgium was used to meet sales growth in the U.S. In addition, manufacturing production for customers in Australia and Asia has been moved away from domestic facilities to the Belgium facility. Conwed Plastics believes that its manufacturing capacity is appropriate for its current level of business and will be sufficient to meet expected demand over the next few years.

Conwed Plastics has 3 to 5 competitors in most of its market segments but the size and type of its competition varies by market segment.

GAMING ENTERTAINMENT

Acquisition

During 2006, the Company indirectly acquired a controlling voting interest in Premier for an aggregate purchase price of $90,800,000, excluding expenses. The Company owns approximately 46% of the common units of Premier and all of Premier's preferred units, which accrue an annual preferred return of 17%. The Company also acquired Premier's junior subordinated note due August 2012, with an outstanding balance at acquisition of $13,400,000, and has made an $8,100,000 12% loan to Premier that matures in May 2007. All of Premier's equity interests are pledged to secure repayment of Premier's outstanding $160,000,000 principal amount of 10¾% First Mortgage Notes due February 1, 2012 (the "Premier Notes"). In addition, the Company agreed to provide up to $40,000,000 of construction financing to Premier's general contractor by purchasing the contractor's receivables from Premier if the receivables are more than ten days past due ($11,300,000 is outstanding at December 31, 2006). At acquisition, the Company consolidated Premier as a result of its controlling voting interest.

Premier owns the Hard Rock Hotel & Casino Biloxi, located in Biloxi, Mississippi, which was severely damaged by Hurricane Katrina and which is currently being rebuilt. The Hard Rock Biloxi was scheduled to be fully opened to the public on August 31, 2005; two days prior to opening, Hurricane Katrina hit the Mississippi Gulf Coast. Located on an 8.5 acre site on the Mississippi Gulf Coast, upon reconstruction the resort will have approximately 1,500 slot machines and 50 table games, five restaurants (including a Hard Rock Café and Ruth's Chris Steakhouse), a full service spa, a 5,200 square foot pool and beach area, 3,000 square feet of retail space, an eleven-story hotel with 318 rooms and suites and a Hard Rock Live! entertainment venue with a capacity of 1,200 persons. Premier expects to complete reconstruction and re-open to the public in July 2007.

Prior to Hurricane Katrina, Premier purchased a comprehensive blanket insurance policy providing up to $181,100,000 in coverage for damage to real and personal property, including business interruption coverage. Premier has received payments from various insurance carriers aggregating $160,900,000 with respect to $168,200,000 face amount of coverage; the remaining $12,900,000 face amount of coverage has not been settled and is currently in litigation. All insurance settlements have been placed on deposit into restricted accounts under the control of the indenture trustee of the Premier Notes.

Bankruptcy Filing

On September 19, 2006, Premier and its subsidiary filed voluntary petitions for reorganization under the Bankruptcy Code, before the United States Bankruptcy Court for the Southern District of Mississippi, Southern Division (the "Court"). Premier filed its petitions in order to seek the Court's assistance in gaining access to Hurricane Katrina-related insurance proceeds which had been denied to Premier by its pre-petition secured bondholders. Premier continues to operate its business as "debtors in possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court.

The Bankruptcy Court issued an interim order granting Premier the right to use approximately $34,000,000 of the funds that are under the control of the indenture trustee of the Premier Notes to fund ongoing construction costs and operations. As of December 31, 2006, $20,200,000 has been released to Premier pursuant to this order and $133,200,000 remains in the restricted accounts under the control of the indenture trustee. Premier believes that the remaining funds in the restricted accounts together with permitted equipment financing will be sufficient to rebuild the Hard Rock Biloxi similar to its condition immediately preceding Hurricane Katrina.

Premier filed an amended disclosure statement and plan of reorganization on February 22, 2007. Voting on the plan of reorganization is not expected to occur until the second quarter of 2007. The Company has also committed to provide up to $180,000,000 to finance Premier's plan of reorganization, which would principally be used to pay-off the Premier Notes.

The Company deconsolidated Premier effective with the filing of the voluntary petitions, and has classified its net investment in Premier as an investment in an associated company ($125,600,000 as of December 31, 2006, including all loans and equity interests). The bankruptcy filings were made to give Premier access to the insurance proceeds, the proceedings are not expected to last for an extended period and creditors are expected to receive the amounts owed to them. For these reasons, the Company believes that the application of the equity method of accounting during the pendency of the bankruptcy proceedings is appropriate. Upon its emergence from bankruptcy proceedings, the Company expects that Premier will be accounted for as a consolidated subsidiary.

Marketing

Premier's marketing strategy is to position the resort as a full service gaming, boutique hotel and entertainment resort catering to the Mississippi Gulf Coast marketplace and the southern region of the United States. Premier believes it will benefit from the "Hard Rock" brand name and from being within walking distance to the Beau Rivage, an MGM Mirage property and the largest hotel and casino in the Mississippi Gulf Coast market. In the future, once Premier establishes a regular customer base, it intends to expand its marketing activities and attempt to present the resort as a full-service destination resort. Premier believes that the Hard Rock concept and unique brand of entertainment will appeal to a broad range of customers.

Competition

The devastation caused by Hurricane Katrina has dramatically changed the competitive nature of the Gulf Coast gaming market. All twelve casinos in the Gulf Coast gaming market were severely damaged and shut down by the impact of Hurricane Katrina. Currently ten casinos are operating in the market and all that had planned to reopen have reopened except for the Hard Rock Biloxi. Since the Hard Rock Biloxi has no operating history, its ability to compete against larger, better financed and/or more established resorts with existing customer bases is uncertain. Premier anticipates its competitive position will be strengthened by the worldwide familiarity of the Hard Rock brand, but it has no prior operating history to rely upon.

Insurance Matters

Hurricane Katrina completely destroyed the Hard Rock Biloxi's casino, which was a facility built on floating barges, and caused significant damage to the hotel and related structures. The threat of hurricanes remains a risk to the existing facilities and to the new casino, which will be constructed over water on concrete pilings that will greatly improve the structural integrity of the facility. In July 2006, Premier purchased a new insurance policy providing up to $149,300,000 in coverage for damage to real and personal property and up to the lesser of six months or $30,000,000 of business interruption and delayed opening coverage. The coverage is syndicated through several insurance carriers, each with an A.M. Best rating of A- (Excellent) or better. The policy provides coverage for the existing structures, as well as for the repair and rebuild of the hotel, low rise building and parking garage and the construction of the new casino.

Although the insurance policy is an "all risk" policy, weather catastrophe occurrence ("WCO"), which is defined to include damage caused by a named storm, is limited to $50,000,000 with a deductible equal to the greater of $7,000,000 or 5% of total insured values at risk. WCO coverage is subject to mandatory reinstatement of coverage for an additional pre-determined premium.

Premier's current insurance policy expires in July 2007; Premier expects it will purchase new insurance coverage that will be in effect for the balance of the 2007 hurricane season. Premiums for WCO policies have increased dramatically as a result of Hurricane Katrina, and the amount of coverage that can be purchased has also been reduced as insurance companies seek to reduce their exposure to such events. Premier cannot currently estimate how much insurance will be available to it at an acceptable premium.

Environmental

Premier will operate its business near and over the water on the Mississippi Gulf Coast. Premier is, and upon reconstruction of the resort will be, subject to various federal, state and local laws, ordinances and regulations that (1) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as the handling and disposal of hazardous material or solid or hazardous wastes, and (2) may impose joint and several liability on current and former property owners or operators for the costs of investigation, removal and remediation of hazardous substances or wastes related to the environment without regard to fault. Premier currently has not identified any such issues associated with its property that could reasonably be expected to have an adverse effect on Premier or its results of operations. However, it is possible that historical or neighboring activities have affected, or the reconstruction and operation of the resort could affect Premier's property and, as a result, material obligations or liabilities under environmental laws could arise in the future.

DOMESTIC REAL ESTATE

At December 31, 2006, the Company's domestic real estate properties had a book value of $176,700,000. The real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land, all in various stages of development and all available for sale. The Company owns a 15 story, 740,000 square foot office building located in downtown Tulsa, Oklahoma that was formerly WilTel's headquarters building, but which was not sold to Level 3. The building is currently 37% occupied with tenants primarily under short-term leases and is being marketed for sale. The property has a book value of approximately $52,000,000 at December 31, 2006.

Certain of the Company's other real estate investments and their respective carrying values as of December 31, 2006 include: approximately 104 acres of land located in Myrtle Beach, South Carolina, which is fully entitled for a large scale mixed-use development of various residential, retail and commercial space ($35,300,000); approximately 76 acres of land located on the island of Islesboro, Maine, and approximately 120 acres of land located in Rockport, Maine, each of which have submitted plans for residential subdivisions ($27,700,000 in the aggregate); a fifteen acre, unentitled air rights parcel above the train tracks behind Union Station in Washington, D.C. ($10,100,000); an operating shopping center on Long Island, New York that has 71,000 square feet of retail space ($9,500,000); and an approximate 540 acre parcel located in San Miguel County, Colorado which the Company is attempting to have re-zoned into a mixture of estate lots, cabins and a lodge site ($5,700,000). The 540 acre parcel is located near Mountain Village, Colorado, a ski resort bordering Telluride, Colorado.

The Company owns approximately 30% of the outstanding common stock of HomeFed. In addition, as a result of a 1998 distribution to all of the Company's shareholders, approximately 7.3% and 8.2% of HomeFed is owned by the Company's Chairman and President, respectively. HomeFed is currently engaged, directly and through subsidiaries, in the investment in and development of residential real estate projects in the State of California. Its current development projects consist of two master-planned communities located in San Diego County, California: San Elijo Hills and a portion of the larger Otay Ranch planning area. The Company accounts for its investment in HomeFed under the equity method of accounting. At December 31, 2006, its investment had a carrying value of $45,700,000 which is included in investments in associated companies. HomeFed is a public company traded on the NASD OTC Bulletin Board (Symbol: HOFD); at December 31, 2006, the market value of the Company's investment was $163,300,000.

In February 2006, Square 711, a 90% owned subsidiary of the Company, completed the sale of 8 acres of unimproved land in Washington, D.C. The Company received net cash proceeds of approximately $75,700,000, and recorded a pre-tax gain of $48,900,000.

The real estate development industry is subject to substantial environmental, building, construction, zoning and real estate regulations that are imposed by various federal, state and local authorities. In order to develop its properties, the Company must obtain the approval of numerous governmental agencies regarding such matters as permitted land uses, density, the installation of utility services (such as water, sewer, gas, electric, telephone and cable television) and the dedication of acreage for various community purposes. Furthermore, changes in prevailing local circumstances or applicable laws may require additional approvals or modifications of approvals previously obtained. Delays in obtaining required approvals and authorizations could adversely affect the profitability of the Company's projects.

MEDICAL PRODUCT DEVELOPMENT

Business

At December 31, 2006, the Company owned approximately 69% of Sangart, a biopharmaceutical company principally engaged in developing an oxygen transport agent for various medical uses. From 2003 through December 31, 2006, the Company invested an aggregate of $49,200,000 in Sangart, principally to help fund Sangart's ongoing product development activities (as a development stage company, Sangart does not have any revenues from product sales). The Company expects to invest up to an additional $50,000,000 in March 2007, which would increase its ownership interest up to 89%, and the Company would also receive warrants for the right (but not the obligation) to invest up to another $50,000,000 on the same terms. Sangart became a consolidated subsidiary of the Company in 2005; the book value of the Company's investment in Sangart was $6,800,000 at December 31, 2006.

In 2002, Sangart commenced human clinical trials of its current product candidate, Hemospan®, a form of cell-free hemoglobin administered intravenously to treat a variety of medical conditions, including use as an alternative to red blood cell transfusions. A principal function of human blood is to transport oxygen throughout the body, the absence of which can cause organ dysfunction or death. The basis for Sangart's technology is the result of more than 20 years of research in the understanding of how hemoglobin (the oxygen carrier in red blood cells) functions outside of red blood cells in a cell-free environment. Hemospan offers universal compatibility with all blood types and, as compared to red blood cell transfusions, reduced risk of infectious disease transmission and a longer storage life. Hemospan is made from human hemoglobin that is extracted from outdated human blood obtained from accredited blood centers, which is then combined with polyethylene glycol using Sangart's proprietary processes. Sangart's manufacturing process is able to generate approximately three units of Hemospan using a single unit of blood, which serves to expand the supply of donated blood. Sangart owns or exclusively licenses twelve U.S. patents and has more than thirty applications pending worldwide covering product composition, manufacturing or methods of use.

Sangart has completed three clinical studies involving 132 patients, of whom 93 were administered Hemospan. These trials were Phase I and Phase II studies designed to assess product safety and gather early indications of the product's effectiveness. Sangart is currently conducting an additional Phase II clinical trial in the U.S., and in February 2007 commenced two Phase III clinical trials in Europe that are designed to demonstrate Hemospan's safety and effectiveness in preventing and treating low blood pressure during surgery and in reducing the incidence of operative and postoperative complications. The Phase III studies are expected to involve over 800 patients, and will not be completed until 2008. Upon completion, Sangart plans to submit an application for marketing approval to the appropriate regulatory authorities in Europe in late 2008, with a U.S. application to follow. The initial application for marketing approval may be for a relatively narrow subset of elective surgery procedures; subsequent clinical trials will likely be required to evaluate and demonstrate the safety and effectiveness of Hemospan in additional elective surgeries, trauma care, and other circumstances in which delivery of oxygen to tissue provides clinical benefit (e.g., sickle cell disease, strokes and heart attacks). Obtaining the requisite regulatory approvals is outside of Sangart's control, and regulatory agencies could require expanded or additional clinical trials resulting in additional development cost expenditures and delays. The Company cannot state with certainty when, if ever, such approvals will be received.

Substantially all of the funding needed for Hemospan development has come from sales of Sangart's equity securities. The anticipated $50,000,000 investment to be made in March 2007 is expected to be sufficient to fund Sangart's activities through the completion of its Phase III trials, after which additional funds (which could come from the exercise of the Company's warrants) will be required to fund activities prior to commercial launch.

Competitive Environment

Hemospan is intended to address the needs of the blood market. Currently there are more than 14,000,000 units of packed red blood cells transfused each year in the U.S., the majority of which are used in treating trauma and elective surgery patients for whom Hemospan may be an alternative. Currently there are no similar products approved for sale in the U.S. or the European Union. Other companies are developing products that could potentially compete with Hemospan, some of which have already completed Phase III clinical trials. One company currently has a pending marketing approval application in the United Kingdom and another has announced its intention to apply for marketing approval in the U.S. in 2007. As such, it is possible that competing products could obtain marketing approval in the U.S. and/or Europe prior to Hemospan obtaining approval.

Any successful commercialization of Hemospan will depend on an adequate supply of raw materials, principally blood and polyethylene glycol, at an acceptable quality, quantity and price. Sangart is currently working with potential suppliers of raw materials; however, commitments from suppliers of blood and polyethylene glycol to support a commercial launch are not yet in place and competitors may seek commitments from the same blood suppliers. Sangart leases a 56,700 square foot combination office and manufacturing facility that currently produces Hemospan for its clinical trials. Sangart believes that its current manufacturing facility will have more than enough capacity to support a commercial launch, but capital improvements and engineering designs will be required. In addition to obtaining requisite regulatory approvals and increasing manufacturing capacity for the manufacture and sale of Hemospan, Sangart would have to create sales, marketing and distribution capabilities prior to any commercial launch of this product, either directly or in partnership with a service provider.

Government Regulation

As a product intended for medical use, clinical trials, marketing approval, manufacturing and distribution of Hemospan is highly regulated. An application for marketing approval may only be made after the safety and effectiveness of the product has been demonstrated, including through human clinical trial data. In the United States, the U.S. Food and Drug Administration regulates medical products, including the category known as "biologics" which includes Hemospan. The Federal Food, Drug and Cosmetic Act and the Public Health Service Act govern the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of Hemospan.

In Europe, each country has its own agency that regulates clinical trials. However, the Committee for Medicinal Products for Human Use ("CHMP"), which is administered by the European Agency for the Evaluation of Medicinal Products, is an EU-wide regulatory body. Following completion of clinical trials, marketing approval can be granted either by a centralized application through CHMP, or on a country-by-country basis. The trend is for centralized applications, and it is likely that Sangart will make a centralized filing for Hemospan through CHMP.

OTHER OPERATIONS

Wineries

The Company owns two wineries, Pine Ridge Winery in Napa Valley, California and Archery Summit in the Willamette Valley of Oregon. Pine Ridge, which was acquired in 1991, has been conducting operations since 1978, while the Company started Archery Summit in 1993. Since acquisition, the Company's investment in winery operations has grown, principally to fund the acquisition of land for vineyard development and to increase production capacity and storage facilities at both of the wineries. It can take up to five years for a new vineyard property to reach full production and, depending upon the varietal produced, up to three years after grape harvest before the wine can be sold. The Company controls 229 acres of vineyards in Napa Valley, California and 116 acres of vineyards in the Willamette Valley of Oregon, substantially all of which are owned and producing grapes. The Company believes that its vineyards are located in some of the most highly regarded appellations of the Napa and Willamette Valleys. At December 31, 2006, the Company's combined net investment in these wineries was $69,900,000. The wineries sold approximately 81,000 9-liter equivalent cases of wine generating revenues of $19,500,000 during 2006, and 76,900 9-liter equivalent cases of wine generating revenues of $17,800,000 during 2005.

These wineries primarily produce and sell wines in the luxury segment of the premium table wine market. The Company's wines are primarily sold to distributors, who then sell to retailers and restaurants. The distributors used by the Company also offer premium and luxury table wines of other producers that directly compete with the Company's products. As permitted under federal and local regulations, the wineries have also been placing increasing emphasis on sales direct to consumers, which they are able to do through the internet, wine clubs and at the wineries' tasting rooms. During 2006, direct sales to consumers represented 22% of case sales and 44% of wine revenues. Sales of the Company's wines in California (excluding direct sales to consumers) amounted to approximately 12% of 2006 wine revenues.

The luxury segment of the wine industry is intensely competitive. The Company's wines compete with small and large producers in the U.S., as well as with imported wines. Demand for wine in the luxury market segment can rise and fall with general economic conditions, and is also significantly affected by available supply. The demand for the Company's wines is also affected by the ratings given the Company's wines in industry and consumer publications. Wines are rated on a 1 to 100 numerical scale for each vintage and each type of wine. Future ratings are impossible to predict; however, the Company expects ratings for newly released wines will continue to reflect the specific wine quality of the Company's wineries and the overall perceived quality of the vintage in the Napa and Willamette valleys.

At the beginning of 2005, inventory levels of the Company's wines held by the Company and its distributors were too high, resulting in the need to hold prices for certain varietals and increase spending on promotional, sales and marketing programs to sell more wine. In particular, Pine Ridge had been producing too much Merlot for its historical sales volume, and it has reduced future production through re-budding and re-planting activities. The Company's wineries have also been focused on improving wine quality. Wine quality improvements are principally being made by reducing the amount of grape clusters grown on each grapevine (resulting in yield reduction) to further concentrate flavor, and investing in new winemaking equipment. Luxury wines available for sale in any given year are also dependent upon harvest yields of earlier periods, which can fluctuate from harvest to harvest depending on weather patterns, insects and other non-controllable circumstances. For Pine Ridge and Archery Summit, low yields in the 2004 harvest will result in lower cases available for sale in 2007 as compared with 2006.

The wineries' production, sales and distribution activities are subject to regulation by agencies of both federal and state governments. Many states have historically prohibited or restricted sales of wine direct to consumers by producers that are located in another state, even though the same states may permit in-state producers to ship direct to in-state consumers. In 2005, the U.S. Supreme Court decided that such discriminatory state direct shipment laws violated the Commerce Clause of the U.S. Constitution. As a result, many states have revised their laws to allow both in-state and out-of-state wineries to ship directly to consumers. Other states have prohibited direct-to-consumer sales by in-state and out-of-state wineries. Overall, these changes have improved the Company's ability to sell wine directly to consumers, but have also increased the complexity of compliance reporting and taxation required for each state.

The Company continues to review additional investments in the wine business to achieve synergies with the existing properties and broaden the wine portfolio. Potential investments could include new wine businesses, vineyards in other locations or new wine brands. The Company has purchased approximately 611 acres of farmland in Washington State ($3,300,000), some of which is under short-term leases to third parties. The Company plans to plant 90 acres with grape vineyards, and may build a winery in the future.

Energy Projects

During the past few years, the Company has been incurring costs (all of which have been expensed) to investigate and evaluate the development of a number of domestic energy projects. The projects the Company has investigated all employ gasification technology to convert different types of fossil fuels into clean energy products. Gasification technology generally involves the combination of coal, petroleum coke or petroleum pitch ("feedstocks") with water, which is then fed into a gasifier and converted into a low BTU gas ("syngas"). Potential pollutants like sulfur and mercury are chemically stripped from the syngas through another process, resulting in syngas that can be applied to many commercial uses including the generation of electrical power, the manufacture of methanol and hydrogen, the production of ammonia for fertilizer, conversion to liquid fuels and, through a methanation process, upgrading the liquid fuels to a pipeline quality natural gas. The gasification process can also generate large quantities of commercial quality steam that can be sold to industrial customers. The Company has incurred expenses investigating and evaluating these projects of $8,300,000, $1,600,000 and $4,400,000 during the years ended December 31, 2006, 2005 and 2004, respectively.

Although there are a number of projects the Company is currently investigating, the Company is not obligated to develop any of the projects. Any project that the Company might develop would likely require a significant equity investment by the Company, the acquisition of substantial non-recourse borrowings to build the projects (total development costs for these types of projects range from $1 billion to $3 billion), the procurement of and purchase commitment for long-term supplies of feedstock, long-term commitments from purchasers of the output, and significant technological and engineering expertise to implement. The investigation, evaluation and financing of these projects takes years to complete; the Company does not expect that any of the projects it is currently working on would reach the financing stage in the next 18 to 24 months, if ever. This diligence process can be costly, and no assurance can be given that the Company will be successful in fully developing any of these projects.

Antilles Crossing Group

The Company owns approximately 75% of entities comprising the Antilles Crossing Group ("ACG"), a startup venture that constructed a sub-sea fiber optic cable system in the Caribbean. The remaining interest is principally owned by Light & Power Holdings Ltd., in which the Company holds a 38% interest.

ACG has completed the construction of a sub-sea fiber system from St. Croix to Barbados with a link to St. Lucia. In St. Croix, capacity agreements have been purchased to access sub-sea fiber systems to carry ACG customer traffic to and from the United States, Canada, the United Kingdom, and the rest of the world. The system is only the second to be built to Barbados and St. Lucia and is expected to alleviate much of the bandwidth supply restrictions to those islands. Since ACG completed construction activities during 2006, operating revenues were not material reflecting the start-up nature of the enterprise.

The system has allowed ACG to begin providing telecommunications and data services to carriers serving the islands of Barbados and St. Lucia. In addition, TeleBarbados Inc, one of the ACG entities, is building an on-island fiber and wireless communications network on Barbados and is providing residential and commercial data and voice services there. A launch of similar services in St. Lucia is expected in 2007. International telecommunications and data services are highly competitive, based on price, reliability of service and breadth of coverage, and are impacted by regulatory requirements and technological advances.

Banking and Lending

Historically, banking and lending operations made collateralized consumer loans consisting principally of personal automobile instalment loans to individuals who had difficulty obtaining credit. Over the past few years, the Company has been shrinking its banking and lending operations. Operating activities have been concentrated on maximizing returns on its investment portfolio, collecting and servicing its remaining loan portfolios and discharging deposit liabilities as they come due. During 2005, the Company's banking and lending subsidiary filed a formal plan with the Office of the Comptroller of the Currency to liquidate its operations, sold its remaining customer deposits and surrendered its national bank charter. Net outstanding loans were $2,200,000 and $3,000,000 as of December 31, 2006 and 2005, respectively. Pre-tax income for the banking and lending operations was $1,800,000, $1,400,000 and $22,000,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

OTHER INVESTMENTS

Fortescue

The Company invested $408,000,000 in Fortescue's Pilbara iron ore and infrastructure project in Western Australia, including expenses. In exchange for its cash investment, the Company received 26,400,000 common shares of Fortescue, representing approximately 9.99% of the outstanding Fortescue common stock, and a 13 year, $100,000,000 note of FMG. Interest on the note is calculated as 4% of the revenue, net of government royalties, invoiced from the iron ore produced from the project's Cloud Break and Christmas Creek areas only. The note is unsecured and subordinate to the project's senior secured debt referred to below. Fortescue is a publicly traded company on the Australian Stock Exchange, and the shares acquired by the Company may be sold without restriction. At the date of acquisition, the Company's investment in Fortescue's common shares was recorded at its aggregate fair value, based on the closing price of Fortescue's common shares on that date. Subsequent to acquisition, the Company's investment in the Fortescue common shares is classified as a non-current available for sale investment and carried at market value as of each balance sheet date. At December 31, 2006, the market value of the Fortescue common shares was $276,300,000.

For accounting purposes, the Company bifurcated its remaining Fortescue investment into a 13 year zero-coupon note and a prepaid mining interest. The zero-coupon note was recorded at an estimated initial fair value of $21,600,000, representing the present value of the principal amount discounted at 12.5%. The prepaid mining interest of $184,300,000 has been classified with other non-current assets, and will be amortized to expense as the 4% of revenue is earned.

The project information disclosed below was obtained from Fortescue's website, (http://www.fmgl.com.au/), which contains substantial additional information about Fortescue and the project. In April 2006, Fortescue announced a proved reserve estimate of 121 million metric tons of iron ore and a probable reserve estimate of 932 million metric tons of iron ore, in accordance with the Australasian Joint Ore Reserves Committee code. Fortescue and its independent mining consultant, Snowden Mining Industry Consultants ("Snowden"), have completed a Mining

Definitive Feasibility Study for this reserve. Snowden's study focused exclusively on the Cloud Break and Christmas Creek mining tenements, which cover an area of approximately 770 square kilometers. Fortescue also announced that it has received all major approvals required under the various governmental, environmental, and native title processes for the Cloud Break and Christmas Creek tenements. Fortescue has substantial additional tenements in the Pilbara region of Western Australia which have not yet been approved for mining activities (mining revenues from other areas do not increase the interest paid on the FMG note).

Fortescue's feasibility study was commissioned to identify a quantity and quality of iron ore that would support an initial mine plan that produces 45 million metric tons per annum ("mtpa") for a 20 year period. Fortescue has announced agreements with third parties that intend to purchase 41.5 mtpa of the initial 45 mtpa plan; these agreements include relationships with 8 of the largest steel mills in China. These agreements reference the benchmark price for premium Pilbara iron ore which is set annually based on the first negotiated price between any of the world's largest steel mills and one of the world's three largest iron ore producers. The benchmark price for the year beginning in April 2007 has been set at a price that represents a 9.5% increase over the current price for iron ore.

In addition to the Company's investment, Fortescue raised $2,051,000,000 of senior secured debt to fund the construction of the project. Fortescue is building a 260 kilometer railroad, a port and related port infrastructure at Port Hedland, Australia, as well as a crushing and screening plant, access roads and other infrastructure at the mine site. Construction on the rail, port, and mine site has begun and Fortescue has announced that it expects to begin shipping ore in 2008. The control budget for the infrastructure associated with the mine, rail and port, first published by Fortescue in April 2006, aggregates A$2,246,000,000 ($1,762,000,000 at exchange rates in effect on February 15, 2007).

Goober

In April 2006, the Company acquired a 30% limited liability company interest in Goober for aggregate consideration of $60,000,000, excluding expenses, and agreed to lend to Goober, on a secured basis, up to $80,000,000 to finance new rig equipment purchases and construction costs and to repay existing debt. In June 2006, the Company agreed to increase the secured credit facility amount to an aggregate of $126,000,000 to finance additional new rig equipment purchases and construction costs. As of December 31, 2006, the outstanding balance of the existing credit facility was $126,000,000. The Company's investment in Goober is classified as an investment in an associated company. From acquisition to December 31, 2006, Goober's revenues were $91,800,000 and its pre-tax income (excluding interest expense payable to the Company), was $27,300,000. After deducting depreciation and amortization related to purchase accounting adjustments, the Company's share of Goober's pre-tax earnings before intercompany interest was $2,000,000.

In January 2007, the credit facility was further amended to increase the interest rate on the facility from LIBOR plus 2% to LIBOR plus 5%, and to provide Goober with an additional secured credit facility for up to $45,000,000 at an interest rate of LIBOR plus 10%. In addition, the Company increased its equity interest in Goober to 42% for an additional equity investment of $25,000,000. The additional funding was required primarily due to increased raw material and labor costs to construct the new rigs and working capital needs due to delays in rig construction.

Goober is a land based contract oil and gas drilling company based in Stillwater, Oklahoma that provides drilling services to exploration and production companies in the Mid-Continent Region of the U.S., primarily in Oklahoma and Texas. Goober typically generates revenues through drilling contracts based on daily rates, footage (charged by depth of the well) or based on a turnkey contract (fixed price to drill a well). Goober supplies the drilling rig and all ancillary equipment and drilling personnel. Upon completion, a well is connected to the customer's rig pump, storage facility and eventually a pipeline. Goober's business is regionally concentrated with major independent and local oil and gas producers awarding business to Goober based on its quality of service, proximity to the well site and experience with the specific geological formation. Goober has been in business since 1991.

As of December 31, 2006, Goober has 21 operating drilling rigs, 6 of which were built after April 2006. For these operating rigs, 16 are under contract for 1 to 3 year terms and 3 are "floaters" or rigs that are made available on the spot market and which generally command higher daily rates. In addition, the company has 13 rigs under construction and has committed to purchase an additional two rigs. For these 15 rigs that are not yet in operation,

10 are under contract for 1 to 3 year terms that will commence once the rigs are operational. Goober expects that the rigs currently under construction and the new rigs which have yet to be delivered will be operational by the middle of 2007.

CLC

CLC is a Spanish company that holds the exploration and mineral rights to the Las Cruces copper deposit in the Pyrite Belt of Spain. It was a consolidated subsidiary of the Company from its acquisition in September 1999 until August 2005, at which time the Company sold a 70% interest to Inmet, a Canadian-based global mining company traded on the Toronto stock exchange (Symbol: IMN). Inmet acquired the interest in CLC in exchange for 5,600,000 newly issued Inmet common shares, representing approximately 11.6% of Inmet's current outstanding common shares. Although the Inmet shares have registration rights, they may not be sold until the earlier of August 2009 or the date on which the Company is no longer obligated under the guarantee discussed below. The Inmet shares are reflected on the Company's consolidated balance sheet at their fair value on the date they were received of approximately $78,000,000; at December 31, 2006, the market value of the Inmet shares was $299,800,000. The Company retains a 30% interest in CLC.

CLC entered into an agreement with third party lenders for project financing consisting of a ten year senior secured credit facility of up to $240,000,000 and a senior secured bridge credit facility of up to €69,000,000 to finance subsidies and value-added tax. The Company and Inmet have guaranteed 30% and 70%, respectively, of the obligations outstanding under both facilities until completion of the project as defined in the project financing agreement. At December 31, 2006, approximately $74,200,000 was outstanding under the senior secured credit facility and €21,000,000 was outstanding under the senior secured bridge credit facility. The Company and Inmet have also committed to provide financing to CLC which is currently estimated to be €156,000,000 ($205,000,000 at exchange rates in effect on February 15, 2007), of which the Company's share will be 30% ($26,100,000 of which has been loaned as of December 31, 2006).

A May 2005 technical report prepared by Pincock, Allen & Holt, an independent engineering company, indicated proven and probable reserves at the Las Cruces deposit of approximately 16 million metric tons of copper ore at an average grade of 6.6% copper. The capital costs to build the project have been estimated at €380,000,000 ($499,300,000 at exchange rates in effect on February 15, 2007), including working capital, land purchases, and contingencies, but excluding reclamation bonding requirements, inflation, interest during construction, cost overruns and other financing costs. CLC expects to begin commercial production in early 2008 and reach full mine production in early 2009. Cash operating costs per pound of copper produced are expected to average €0.39 per pound ($0.51 per pound) of copper produced. The project's capital and operating costs will be paid for in euros, while copper revenues during the life of the mine are currently based on the U.S. dollar. In order to minimize its exposure to currency fluctuations, CLC has entered into an agreement to swap €171,000,000 of euro denominated debt into $215,000,000 of U.S. dollar denominated debt once construction of the mine is complete.

Other

At December 31, 2006, the book value of the Company's equity investment in JPOF II, a registered broker-dealer, was $126,200,000. JPOF II is managed by Jefferies & Company, Inc., a full service investment bank to middle market companies. JPOF II invests in high yield securities, special situation investments and distressed securities and provides trading services to its customers and clients. For the years ended December 31, 2006, 2005 and 2004, the Company recorded $26,200,000, $23,600,000 and $16,200,000, respectively, of pre-tax income from this investment under the equity method of accounting, all of which was distributed to the Company shortly after the end of each year. Over the seven years the Company has had the investment in JPOF II, the weighted average return on investment has been approximately 20%.

In December 2001, the Company invested $50,000,000 in EagleRock, a limited partnership that invests and trades in securities and other investment vehicles. At December 31, 2006, the book value of the Company's equity investment in EagleRock was $60,400,000, which is net of aggregate distributions of $48,200,000 that were received during 2006 and $3,700,000 in 2004. The Company is currently in discussions with EagleRock as to the timing and manner in which the Company's remaining investment will be remitted by EagleRock to the Company. Pre-tax income (losses) of $16,400,000, $(28,900,000) and $29,400,000 for the years ended December 31, 2006, 2005 and 2004, respectively, were recorded from this investment under the equity method of accounting.

The Company has invested an aggregate of $50,000,000 in Wintergreen, a limited partnership that invests in domestic and foreign debt and equity securities. For the years ended December 31, 2006 and 2005, the Company recorded $11,000,000 and $500,000, respectively, of pre-tax income from this investment under the equity method of accounting. At December 31, 2006, the book value of the Company's investment in Wintergreen was $61,500,000.

In January 2006, the Company invested $50,000,000 in Safe Harbor, a limited partnership which principally invests in the securities of Japanese public companies. Pre-tax losses of $7,600,000 were recorded during 2006 from this investment under the equity method of accounting. At December 31, 2006, the book value of the Company's investment in Safe Harbor was $42,400,000.

In 2004, the Company invested $75,000,000 in INTL Consilium Emerging Market Absolute Return Fund, LLC ("INTL"), a limited liability company that is invested in a master fund which primarily invests in emerging markets debt and equity securities. INTL and the master fund are managed and controlled by an investment manager who has full discretion over investment and operating decisions. Under generally accepted accounting principles ("GAAP"), INTL is considered a variable interest entity and the Company is the primary beneficiary; as a result, the Company accounts for its investment in INTL as a consolidated subsidiary. The Company has included INTL in its Corporate segment. In December 2006, the Company redeemed $10,000,000 of its investment and has requested an additional redemption of $40,000,000 during the first quarter of 2007. The redemption in 2007 may result in the Company deconsolidating INTL and classifying its remaining investment as an investment in an associated company. For the years ended December 31, 2006, 2005 and 2004, the Company recorded pre-tax income relating to INTL of $5,100,000, $9,900,000 and $2,200,000, respectively. At December 31, 2006, the book value of the Company's investment in INTL was $92,200,000.

The Company owns approximately 38% of the common stock of Light & Power Holdings Ltd., the parent company of The Barbados Light and Power Company Limited, the primary generator and distributor of electricity in Barbados. At December 31, 2006, the Company's investment of $18,800,000 was accounted for on the cost method of accounting, due to currency exchange restrictions and stock transfer restrictions.

The Company beneficially owns equity interests representing more than 5% of the outstanding capital stock of each of the following domestic public companies at February 15, 2007 (determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934): The FINOVA Group Inc. ("FINOVA") (25%), HomeFed (29.9%), International Assets Holding Corporation (17.4%) and Jordan Industries, Inc. ("JII") (10.1%). In addition to the Company's equity interests in Fortescue and Inmet discussed above, the Company also owns a 7.0% equity interest in JZ Equity Partners PLC, a British company traded on the London Stock Exchange.

For further information about the Company's business, including the Company's investments, reference is made to Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations of this Report and Notes to Consolidated Financial Statements.

Item 1A. Risk Factors.

Our business is subject to a number of risks. You should carefully consider the following risk factors, together with all of the other information included or incorporated by reference in this Report, before you decide whether to purchase our common stock. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Future acquisitions and dispositions of our operations and investments are possible, and if unsuccessful could reduce the value of our common shares. We continuously evaluate the retention and disposition of our existing operations and investigate possible acquisitions of new businesses. Any future acquisitions or dispositions may result in significant changes in the composition of our assets and liabilities. Consequently, our financial condition, results of operations and the trading price of our common shares may be affected by factors different from those affecting our financial condition, results of operations and trading price at the present time.

Future acquisitions and investments may expose us to risks to which we are not currently subject. Future acquisitions and investments may expose us to risks such as:

- the possibility that future acquisitions and investments may not immediately, if ever, add value to our Company;
- diversion of management's attention from our existing businesses; and
- the possibility that the acquired businesses or investments will generate insufficient profits to offset the increased expenses associated with the acquisitions.

Our ability to make future acquisitions and investments successfully depends on a range of factors, including our ability to identify and compete with others for potential acquisition targets, the acquisition price, terms and conditions of any completed acquisitions, and the future profitability of any new acquisitions and investments.

We are dependent on certain key personnel. We are dependent on the services of Ian M. Cumming and Joseph S. Steinberg, our Chairman of the Board and President, respectively. Messrs. Cumming's and Steinberg's employment agreements with us expire June 30, 2015. These individuals are also significant shareholders of our Company. As of February 15, 2007, Messrs. Cumming and Steinberg and their respective families (excluding certain private charitable foundations) beneficially owned approximately 11.6% and 12.8% of our outstanding common shares, respectively. Accordingly, Messrs. Cumming and Steinberg exert significant influence over all matters requiring approval by our shareholders, including the election or removal of directors and the approval of mergers or other business combination transactions.

We operate in a variety of industries and market sectors, certain of which may be more susceptible to economic downturns than others. The industries in which we operate may be subject to the effects of national or local economic cycles, increased competition and changes in demographic conditions, any of which may adversely affect our businesses and are beyond our control. Changes in economic conditions in the U.S. or internationally can cause fluctuation in prices and sales volumes which could adversely affect the Company's operating results. A worsening of general economic or market conditions may result in lower valuations for our businesses or investments or have a negative impact on the credit quality of our assets.

Declines in the U.S. housing market could reduce revenues and profitability of the manufacturing businesses. Revenues at our manufacturing segments benefit from strong new housing starts and the strong home improvement market in the U.S. Declines in the U.S. housing market, resulting from local, regional, national or international economic changes, or from other factors, including increases in mortgage interest rate levels, have negatively impacted the revenues and profits of our manufacturing businesses, which could continue.

We are subject to risks associated with increased volatility in raw material prices and availability of key raw materials. Idaho Timber and Conwed Plastics purchase significant amounts of raw materials from third parties for use in their operations. The price for polypropylene, the principal raw material used by Conwed Plastics, tends to fluctuate with the price of oil and as a result has risen significantly over the past couple of years. To the extent this trend continues and we are unable to pass these price increases to our customers, our results of operations will be negatively impacted. A significant portion of Idaho Timber's raw material purchases are from foreign suppliers, and the availability of that supply can be adversely impacted by trade disputes, or by the imposition of export tariffs on Canadian imports resulting from the Softwood Lumber Agreement between Canada and the U.S. In addition, raw material prices at Idaho Timber will not always rise and fall in proportion to selling prices of Idaho Timber's products, which can have a negative impact on operating results.

From time to time we are subject to litigation, for which we may be unable to accurately assess our level of exposure and which if adversely determined, may have a material adverse effect on our consolidated financial condition or results of operations. The Company and its subsidiaries are parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not material to the Company's consolidated financial position or liquidity. However, adverse determinations in specific legal matters could have a material impact on the Company's financial statements. See "Item 3, Legal Proceedings" for additional information.

Premier is located in a geographic area subject to catastrophic storms, and it may not be able to purchase sufficient insurance coverage at an acceptable price. Subsequent to Hurricane Katrina, the availability of catastrophic insurance coverage was reduced and premiums increased significantly. If Premier is unable to purchase insurance coverage for catastrophic losses, the Company could suffer a material loss from a hurricane.

Premier, as a debtor-in-possession, must obtain bankruptcy court approval for the conduct of its business and may not be successful in obtaining approval for its plan of reorganization or in obtaining the necessary funds to rebuild the Hard Rock Biloxi. If the bankruptcy court does not approve Premier's plan of reorganization, or otherwise provide Premier with access to insurance proceeds currently under the control of Premier's pre-petition bondholders in a timely manner, Premier will not be able to repair and rebuild the Hard Rock Biloxi or carry out its business plan in a timely manner, which would result in losses for the Company.

Premier could encounter problems during reconstruction that could substantially increase the construction costs or delay the opening of the Hard Rock Biloxi. Reconstruction projects like the Hard Rock Biloxi are subject to significant development and construction risks, which can cause unanticipated cost increases and delays. These include, among others, shortages of materials and skilled labor; adverse weather which damages the project or causes delays; delays in obtaining or inability to obtain necessary permits, licenses and approvals, including alcoholic beverage licensing and gaming commission approval; changes in statutes, regulations, policies and agency interpretations of laws applicable to gaming projects; changes to the plans or specifications for Premier's rebuilding efforts; engineering problems; labor disputes and work stoppages; environmental issues; fire, flooding and other natural disasters; and geological, construction, excavation, regulatory and equipment problems.

Premier has no operating history or history of earnings and does not have any experience developing or operating a gaming facility. Following reconstruction, the Hard Rock Biloxi will be a new business and, accordingly, will be subject to all of the risks inherent in the establishment of a new business enterprise. If Premier is unable to manage these risks successfully, or fail to attract a sufficient number of guests, gaming customers and other visitors to the Hard Rock Biloxi, it would negatively impact its operations.

The right to operate the Hard Rock Biloxi is contingent upon governmental approval. A revocation, suspension, limit or condition of Premier's gaming licenses or registrations would result in a material adverse effect on its business. If Premier's gaming licenses and/or registrations are revoked for any reason, the Mississippi Gaming Commission could require us to close the Hard Rock Biloxi. Failure to maintain such approvals could prevent or delay the completion of reconstruction or opening of the Hard Rock Biloxi, or otherwise affect the design and features of the operation of the Hard Rock Biloxi, all of which could materially and adversely affect financial position and results of operations.

Delays in obtaining governmental authorizations could adversely affect the profitability of our real estate development projects. Our real estate development business requires numerous governmental approvals, licenses and permits, which we must obtain before we can begin development and construction. This approval process can be delayed by withdrawals or modifications of preliminary approvals, by litigation and appeals challenging development rights and by changes in prevailing local circumstances or applicable laws that may require additional approvals. Adverse regulatory changes or failure to obtain approvals could delay real estate development projects or make them more costly to complete.

Changes in mortgage interest rate levels or changes in consumer lending practices could reduce consumer affordability and demand for some of our real estate development projects. Certain of our real estate development projects are dependent upon the availability and cost of mortgage financing for potential homebuyers. Any significant increase in the prevailing low mortgage interest rate environment or decrease in available credit could reduce consumer demand for housing, which in turn could lead to fewer home sales or lower selling prices.

The Company's current and future investment in Sangart is subject to certain regulatory risks and costs, as well as risks associated with the operation of a new business without a proven track record. Sangart's clinical trials are expensive and time consuming, and Sangart cannot be certain that the results of its trials will be acceptable to the regulatory authorities or that they won't be required to conduct new or expanded trials. Sangart's activities are subject to extensive government regulation and Sangart cannot generate any revenue without regulatory approval of its products. Even if regulatory approvals are received, Sangart would be a new business and will be subject to all of the risks inherent in establishing a new business, in addition to the risks associated with establishing the appropriate infrastructure necessary to operate and manage the commercial exploitation of Sangart's products.

Sangart's Hemospan product is subject to competition from other products under development. There are other companies developing products for the same market that Sangart is targeting, and if they are successful in bringing their product to market before Sangart it may significantly impair Sangart's ability to compete in the same market segment.

Sangart's success depends on its ability to obtain, maintain and defend patent protection for its products and technologies, preserve trade secrets and operate without infringing the intellectual property rights of others. The patent positions of biopharmaceutical companies, such as Sangart, are generally uncertain and involve complex legal and factual questions. If Sangart's intellectual property positions are challenged, invalidated, circumvented or expire, or if Sangart fails to maintain its third-party intellectual property licenses in good standing, its ability to successfully bring Hemospan to market would be adversely affected. There can be no guarantee that any of Sangart's pending patent applications will result in issued patents, or that any patents issued to Sangart or its licensors will not be challenged, circumvented or invalidated by third parties. If Sangart loses challenges to its intellectual property it could incur monetary liabilities, be required to enter into third-party licenses for the infringed product or technology (if available) or be required to cease using the technology or product in dispute.

A decrease in consumer spending or general increases in the cost of living could adversely impact sales at our wineries. Our wineries primarily produce and sell wines in the luxury segment of the premium table wine market, and are significantly dependent on the level of consumer spending. Consumer spending habits are influenced by a number of factors beyond our control, including the general state of the economy, increases in the cost of living, federal and state income tax rates, deductibility of business entertainment expenses under federal and state law and consumer confidence in future economic conditions.

We could experience significant increases in operating costs due to competition for qualified personnel in our operating businesses. Our inability to attract and retain skilled personnel would make it difficult to compete and operate efficiently. Many of our operating businesses require skilled management and staff employees; we compete for their services with other companies.

Our various businesses are dependent on the proper functioning of our information systems. Additionally, we rely on our information systems in managing our accounting and financial reporting. Hardware and software is protected by various forms and levels of security, and certain of our information technology functions have backup processing capabilities. However, these systems are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. In the event that critical information systems are unavailable, it could temporarily impair our operations or our ability to maintain our accounting and financial reporting effectively.

We face intense competition in the operation of our businesses. The industries in which we operate are highly competitive. There are numerous competitors who operate in our markets, many of which have advantages over us, such as more favorable locations, greater financial and other resources and may be more established in their respective communities than we are. Competitors may offer newer or different products or services that our customers may find more attractive.

We may not be able to generate sufficient taxable income to fully realize our deferred tax asset. We and certain of our subsidiaries have significant net operating loss carryforwards ("NOLs") and other tax attributes. At December 31, 2006, we have recognized a deferred tax asset of $991,900,000 in respect of these tax attributes. If we are unable to generate sufficient taxable income, we will not be able to fully realize the recorded amount of the deferred tax asset.

Weather related conditions and significant natural disasters, including hurricanes, tornadoes, windstorms, earthquakes and hailstorms could adversely affect our business. The occurrence of natural disasters may impact our wineries, real estate holdings, manufacturing and gaming operations, interfere with our ability to obtain raw materials, sell our products and provide service or realize income from our operations. Any shortage of reliable water and energy resources or a drop in consumer confidence in the dependability of such resources in areas where we operate or own land may adversely affect our business operations, the values of our properties and/or result in government restrictions that curtail operations.

We may not be able to insure certain risks economically. We may experience economic harm if any damage to our properties is not covered by insurance. We cannot be certain that we will be able to insure all risks that we desire to insure economically or that all of our insurers or reinsurers will be financially viable if we make a claim. We may suffer losses that are not covered under our insurance or reinsurance policies. If an uninsured loss or a loss in excess of insured limits should occur, results of operations could be adversely affected.

We may reduce or cease to pay dividends on our common shares. On a split adjusted basis, we paid cash dividends of $0.25 per common share in 2006 and $.125 per common share in 2005 and 2004. However, we cannot assure you that we will pay dividends on our common shares in the future or, if we do, the amount of such dividends. The payment of dividends on our common shares in the future is subject to the discretion of our Board of Directors and will depend upon general business conditions, the availability of our NOLs, legal and contractual restrictions on the payment of dividends and other factors that our Board of Directors may deem to be relevant. In connection with the declaration of dividends or the making of distributions on, or the purchase, redemption or other acquisition of our common shares, we are required to comply with certain restrictions contained in certain of our debt instruments.

Our common shares are subject to transfer restrictions. We and certain of our subsidiaries have significant NOLs and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could result in limitations on the use of the tax attributes, our certificate of incorporation contains provisions that generally restrict the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of 5% or more of our common shares and the ability of persons or entities now owning 5% or more of our common shares from acquiring additional common shares. The restriction will remain until the earliest of (a) December 31, 2024, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) and (c) the beginning of our taxable year to which these tax attributes may no longer be carried forward. The restriction may be waived by our Board of Directors. Shareholders are advised to carefully monitor their ownership of our common shares and consult their own legal advisors and/or us to determine whether their ownership of our common shares approaches the proscribed level.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

Idaho Timber's plants and sawmills, which are the principal properties used in its business are described in Item 1 of this Report.

Through its various subsidiaries, the Company owns and utilizes office space in Salt Lake City, Utah for corporate and other activities (totaling approximately 31,800 square feet). Subsidiaries of the Company own facilities primarily used for plastics manufacturing located in Georgia, Virginia and Genk, Belgium (totaling approximately 457,300 square feet) and facilities and land in California and Oregon used for winery operations (totaling approximately 110,800 square feet and 396 acres, respectively).

The Company and its subsidiaries lease numerous manufacturing, warehousing, office and headquarters facilities. The facilities vary in size and have leases expiring at various times, subject, in certain instances, to renewal options. A subsidiary of the Company also leases space in New York, New York for corporate and other activities (approximately 29,800 square feet). See Notes to Consolidated Financial Statements.

Item 3. Legal Proceedings.

The Company and its subsidiaries are parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not material to the Company's consolidated financial position or liquidity.

The Company is a defendant in *Special Situations Fund III, L.P., et al v. Leucadia National Corporation, et al,* a consolidated action involving a petition for appraisal and a class action pending in the Delaware Chancery Court related to our 2005 acquisition of the minority interest in MK Resources Company ("MK Resources"). The pending appraisal petition seeks a judicial determination of the fair value of approximately 3,979,400 shares of MK Resources' common stock as of August 19, 2005, the date of the merger of one of our subsidiaries into MK Resources. The class action complaint seeks compensatory damages in an unspecified amount, costs, disbursements and any further relief that the court may deem just and proper, and in the alternative, seeks rescissory damages, in each case taking into account the $1.27 per share consideration paid to the minority stockholders of MK Resources in the merger. Based on discovery to date, we understand that the plaintiffs believe that the fair value of each share of MK Resources common stock at the date of the merger ranged from $4.75 to $10.16 per share (with respect to a total of approximately 10,500,000 shares), while we believe that the fair value of each MK Resources share at that date was $0.57 per share.

The trial in this case is currently scheduled for March 12-16, 2007. While there can be no assurance that the Company will prevail, the Company believes that the material allegations of the complaints are without merit and intends to defend these actions vigorously. While the Company does not believe it is probable that a loss will be incurred, if the Company is unsuccessful in this matter, an adverse determination could be material.

From time to time in the future the Company may also be named as a defendant in other legal proceedings in the ordinary course of business which, if determined adversely, could result in material liabilities that would have a material adverse effect on our consolidated financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders.

Not applicable.

Item 10. Executive Officers of the Registrant.

All executive officers of the Company are elected at the organizational meeting of the Board of Directors of the Company held annually and serve at the pleasure of the Board of Directors. As of February 15, 2007, the executive officers of the Company, their ages, the positions held by them and the periods during which they have served in such positions were as follows:

Name	Age	Position with Leucadia	Office Held Since
Ian M. Cumming	66	Chairman of the Board	June 1978
Joseph S. Steinberg	63	President	January 1979
Thomas E. Mara	61	Executive Vice President and Treasurer	May 1980; January 1993
Joseph A. Orlando	51	Vice President and Chief Financial Officer	January 1994; April 1996
Barbara L. Lowenthal	52	Vice President and Comptroller	April 1996
Justin R. Wheeler	34	Vice President	October 2006

Mr. Cumming has served as a director and Chairman of the Board of the Company since June 1978 and as Chairman of the Board of FINOVA since August 2001. Mr. Cumming has also been a director of Skywest, Inc., a Utah-based regional air carrier, since June 1986 and a director of HomeFed since May 1999. He is also a member of Premier's Board of Managers since April 2006. Mr. Cumming is also an alternate director of Fortescue should Mr. Steinberg be unavailable to vote on Fortescue board matters.

Mr. Steinberg has served as a director of the Company since December 1978 and as President of the Company since January 1979. In addition, he has served as a director of JII since June 1988, HomeFed since August 1998 (Chairman since December 1999) and FINOVA since August 2001. He is also a member of Premier's Board of Managers since April 2006. He has served as a director of Fortescue since August 2006.

Mr. Mara joined the Company in April 1977 and was elected Vice President of the Company in May 1977. He has served as Executive Vice President of the Company since May 1980 and as Treasurer of the Company since January 1993. In addition, he has served as a director and Chief Executive Officer of FINOVA since September 2002, and as a director of Inmet since August 2005.

Mr. Orlando, a certified public accountant, has served as Chief Financial Officer of the Company since April 1996 and as Vice President of the Company since January 1994.

Ms. Lowenthal, a certified public accountant, has served as Vice President and Comptroller of the Company since April 1996.

Mr. Wheeler joined the Company in March 2000, and has served in a variety of capacities in the Company's subsidiaries and as Vice President of the Company since October 2006.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The common shares of the Company are traded on the NYSE under the symbol LUK. The following table sets forth, for the calendar periods indicated, the high and low sales price per common share on the consolidated transaction reporting system, as reported by the Bloomberg Professional Service provided by Bloomberg L.P.

	Common Share	
	High	Low
2005		
First Quarter	$23.33	$16.20
Second Quarter	20.61	16.46
Third Quarter	22.46	18.90
Fourth Quarter	24.64	20.05
2006		
First Quarter	$29.93	$23.26
Second Quarter	32.62	27.67
Third Quarter	29.31	25.07
Fourth Quarter	29.35	25.52
2007		
First Quarter (through February 15, 2007)	$28.75	$26.52

As of February 15, 2007, there were approximately 2,684 record holders of the common shares.

On a split adjusted basis, the Company paid cash dividends of $0.25 per common share in 2006 and $.125 per common share in 2005 and 2004. The payment of dividends in the future is subject to the discretion of the Board of Directors and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that the Board of Directors may deem to be relevant.

In connection with the declaration of dividends or the making of distributions on, or the purchase, redemption or other acquisition of common shares, the Company is required to comply with certain restrictions contained in certain of its debt instruments. For further information, see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Report.

Certain subsidiaries of the Company have significant NOLs and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could result in limitations on the use of the Company's tax attributes, the Company's certificate of incorporation contains provisions which generally restrict the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of five percent or more of the common shares and the ability of persons or entities now owning five percent or more of the common shares from acquiring additional common shares. The restrictions will remain in effect until the earliest of (a) December 31, 2024, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) or (c) the beginning of a taxable year of the Company to which certain tax benefits may no longer be carried forward.

The Company's purchases of its common shares during the fourth quarter of 2006 were as follows:

ISSUER PURCHASES OF EQUITY SECURITIES

	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs
December 1 to December 31	5,526	$27.81	–	$ –
Total	5,526		–	

(1) Consists of common shares received from an employee to exercise stock options. Shares were valued at the market price at the date of the option exercise.

The Board of Directors from time to time has authorized acquisitions of the Company's common shares. In December 1999, the Company's Board of Directors increased to 6,000,000 the maximum number of shares that the Company is authorized to purchase. At December 31, 2006, the Company is authorized to repurchase 1,452,393 common shares.

Equity Compensation Plan Information

The following table summarizes information regarding the Company's equity compensation plans as of December 31, 2006. All outstanding awards relate to the Company's common shares.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	6,658,250	$25.87	1,516,150
Equity compensation plans not approved by security holders	–	–	–
Total	6,658,250	$25.87	1,516,150

Stockholder Return Performance Graph

Set forth below is a graph comparing the cumulative total stockholder return on our common shares against the cumulative total return of the Standard & Poor's 500 Stock Index, the Standard & Poor's 500 Telecommunication Services Sector Index (our previous industry index) and the Standard & Poor's 1500 Industrial Conglomerates Index (our new industry index) for the period commencing December 31, 2001 to December 31, 2006. Index data was furnished by Standard & Poor's Compustat Services, Inc. We no longer will use the Standard & Poor's 500 Telecommunication Services Sector Index because we no longer own any significant telecommunications assets and instead will use the S&P 1500 Industrial Conglomerates Index as we believe it is more representative of our current operations. The graph assumes that $100 was invested on December 31, 2001 in each of our common stock, the S&P 500 Index, the S&P Telecommunication Services Sector Index and the S&P 1500 Industrial Conglomerates Index and that all dividends were reinvested.


Indexed Returns
$350
$300
$250
$200
$150
$100
$50
$0
Market Value(s)
2001
2002
2003
2004
2005
2006
Year
Leucadia National Corp
S&P 500 Index
S&P 1500 Industrial Conglomerates
S&P 500 Telecommunication Services

Item 6. Selected Financial Data.

The following selected financial data have been summarized from the Company's consolidated financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such consolidated financial statements and Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations of this Report.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share amounts)				
SELECTED INCOME STATEMENT DATA: (a)					
Revenues and other income (b)	**$862,672**	$ 689,883	$379,566	$242,614	$235,157
Expenses	**728,852**	555,448	272,742	248,525	274,301
Income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies	**133,820**	134,435	106,824	(5,911)	(39,144)
Income from continuing operations before minority expense of trust preferred securities and equity in income (losses) of associated companies (c)	**92,049**	1,265,473	127,368	28,456	104,931
Minority expense of trust preferred securities, net of taxes	**–**	–	–	(2,761)	(5,521)
Equity in income (losses) of associated companies, net of taxes	**37,720**	(45,133)	76,479	76,947	54,712
Income from continuing operations	**129,769**	1,220,340	203,847	102,642	154,122
Income (loss) from discontinued operations, including gain on disposal, net of taxes	**59,630**	415,701	(58,347)	(5,588)	7,501
Net income	**189,399**	1,636,041	145,500	97,054	161,623
Per share:					
Basic earnings (loss) per common share:					
Income from continuing operations	**$.60**	$5.66	$ .96	$ .56	$.93
Income (loss) from discontinued operations, including gain on disposal	**.28**	1.93	(.28)	(.03)	.04
Net income	**$.88**	$7.59	$ .68	$ .53	$.97
Diluted earnings (loss) per common share:					
Income from continuing operations	**$.60**	$5.34	$ .93	$ .55	$.92
Income (loss) from discontinued operations, including gain on disposal	**.25**	1.80	(.26)	(.03)	.04
Net income	**$.85**	$7.14	$ .67	$ .52	$.96

	At December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share amounts)				
SELECTED BALANCE SHEET DATA: (a)					
Cash and investments	**$2,657,021**	$2,687,846	$2,080,309	$1,403,619	$1,043,471
Total assets	**5,303,824**	5,260,884	4,800,403	4,397,164	2,541,778
Debt, including current maturities	**1,159,461**	1,162,382	1,131,922	682,135	233,073
Customer banking deposits	**–**	–	24,591	145,532	392,904
Shareholders' equity	**3,893,275**	3,661,914	2,258,653	2,134,161	1,534,525
Book value per common share	**$18.00**	$16.95	$10.50	$10.05	$8.58
Cash dividends per common share	**$ .25**	$ .13	$ .13	$ .08	$ .08

(a) Subsidiaries are reflected above as consolidated entities from the date of acquisition as follows: Sangart, November 2005; and Idaho Timber, May 2005. For additional information, see Note 3 of Notes to Consolidated Financial Statements.

(b) Includes net securities gains (losses) of $117,159,000, $208,816,000, $136,564,000, $9,928,000, and $(37,066,000) for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively.

(c) During 2005, the Company's revised projections of future taxable income enabled it to conclude that it is more likely than not that it will have future taxable income sufficient to realize a portion of the Company's net deferred tax asset; accordingly, $1,135,100,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense. As a result of the favorable resolution of various state and federal income tax contingencies, the income tax provision reflects a benefit of approximately $8,000,000 for 2006, $27,300,000 for 2004, $24,400,000 for 2003, and $120,000,000 for 2002.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The purpose of this section is to discuss and analyze the Company's consolidated financial condition, liquidity and capital resources and results of operations. This analysis should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this Report.

Liquidity and Capital Resources

Parent Company Liquidity

Leucadia National Corporation (the "Parent") is a holding company whose assets principally consist of the stock of its direct subsidiaries, cash and cash equivalents and other non-controlling investments in debt and equity securities. The Parent continuously evaluates the retention and disposition of its existing operations and investments and investigates possible acquisitions of new businesses in order to maximize shareholder value. Accordingly, further acquisitions, divestitures, investments and changes in capital structure are possible. Its principal sources of funds are its available cash resources, liquid investments, bank borrowings, public and private capital market transactions, repayment of subsidiary advances, funds distributed from its subsidiaries as tax sharing payments, management and other fees, and borrowings and dividends from its subsidiaries.

In addition to cash and cash equivalents, the Company also considers investments classified as current assets and investments classified as non-current assets on the face of its consolidated balance sheet as being generally available to meet its liquidity needs. Securities classified as current and non-current investments are not as liquid as cash and cash equivalents, but they are generally easily convertible into cash within a short period of time. As of December 31, 2006, the sum of these amounts aggregated $2,657,000,000. However, since $422,600,000 of this amount is pledged as collateral pursuant to various agreements, represents investments in non-public securities or is held by subsidiaries that are party to agreements which restrict the Company's ability to use the funds for other purposes (including the Inmet shares), the Company does not consider those amounts to be available to meet the Parent's liquidity needs. The $2,234,400,000 that is available is comprised of cash and short-term bonds and notes of the U.S. Government and its agencies, U.S. Government-Sponsored Enterprises and other publicly traded debt and equity securities. The investment income realized from the Parent's cash, cash equivalents and marketable securities is used to meet the Parent company's short-term recurring cash requirements, which are principally the payment of interest on its debt and corporate overhead expenses.

The Parent's only long-term cash requirement is to make principal payments on its long-term debt ($923,200,000 principal outstanding as of December 31, 2006), of which $475,000,000 is due in 2013, $350,000,000 is due in 2014 and $98,200,000 is due in 2027. Historically, the Parent has used its available liquidity to make acquisitions of new businesses and other investments, but, except as disclosed in this Report, the timing of any future investments and the cost can not be predicted. Should the Company require additional liquidity for an investment or any other purpose, the Parent also has an unsecured bank credit facility of $100,000,000 that matures in 2011 and bears interest based on the Eurocurrency Rate or the prime rate. No amounts are currently outstanding under the bank credit facility. In addition, based on discussions with commercial and investment bankers, the Company believes that it has the ability to raise additional funds under acceptable conditions for use in its existing businesses or for appropriate investment opportunities. The Parent's senior debt obligations are rated two levels below investment grade by Moody's Investors Services and Standard & Poor's, and one level below investment grade by Fitch Ratings. Ratings issued by bond rating agencies are subject to change at any time.

The Company and Jefferies & Company, Inc. ("Jefferies") have entered into an agreement to expand and restructure the Company's equity investment in JPOF II, one of several entities managed by Jefferies that invests capital in Jefferies' high yield trading business. Pursuant to an executed agreement, the Company would increase its investment to $600,000,000 (requiring up to an additional estimated $500,000,000 in cash), Jefferies would increase its investment to the same level as the Company, and this new venture would provide for additional capital investments from passive investors of up to $800,000,000 in the aggregate over time. Jefferies will also receive additional securities in the new venture entitling it to 20% of the profits. Jefferies and the Company would each have the right to nominate two of a total of four directors to the new venture's board, and each would own 50% of the voting securities. The new venture will be a registered broker-dealer engaged in the secondary sales and trading of high yield securities and special situation securities formerly conducted by Jefferies, including bank debt, post-reorganization equity, equity, equity derivatives, credit default swaps and other financial instruments. It will commit capital to the market by making markets in high yield and distressed securities and will invest in and provide research coverage on these types of securities. Commencement of the investment is subject to the receipt of regulatory approvals and certain other matters.

The Company is currently considering raising approximately $500,000,000 in debt financing through a private placement of its senior notes. The senior notes are expected to have substantially similar terms to its existing series of 7% Senior Notes due 2013 other than the interest rate, call features and maturity date, which is currently expected to be ten years from issuance. The net proceeds from the senior notes financing, if completed, would be used in part to fund a portion of the additional investment described above, with the balance to be used for general corporate purposes, which may include working capital, acquisitions, or other investment opportunities. The decision to proceed with the private placement of new senior notes will be subject to market and other conditions and available pricing. The senior notes, if issued, have not and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

In February 2006, Square 711, a 90% owned subsidiary of the Company, completed the sale of 8 acres of unimproved land in Washington, D.C. The Company received net cash proceeds of approximately $75,700,000, and recorded a pre-tax gain of $48,900,000.

In July 2006, the Company sold Symphony to RehabCare Group, Inc., for approximately $107,000,000. After satisfaction of Symphony's outstanding credit agreement by the buyer ($31,700,000 at date of sale) and certain sale related obligations, the Company realized net cash proceeds of $62,300,000 and recorded a pre-tax gain on sale of discontinued operations of $53,300,000.

In September 2006, the Company sold ATX to Broadview Networks Holdings, Inc. for aggregate cash consideration of approximately $85,700,000, and recorded a pre-tax gain on sale of discontinued operations of $41,600,000.

In the second quarter of 2006, the Company acquired a 30% limited liability company interest in Goober for aggregate consideration of $60,000,000, excluding expenses, and agreed to lend to Goober, on a secured basis, up to $126,000,000 (all of which was loaned at December 31, 2006) to finance new rig equipment purchases and construction costs and to repay existing debt. In January 2007, the loan facility was further amended to increase the interest rate on the facility to LIBOR plus 5%, and to provide Goober with an additional secured credit facility for up to $45,000,000 at an interest rate of LIBOR plus 10%. In addition, the Company increased its equity interest in Goober to 42% for an additional equity investment of $25,000,000. The additional funding was required primarily due to increased raw material and labor costs to construct the new rigs and working capital needs due to delays in rig construction. The Company's investment in Goober is classified as an investment in an associated company.

During 2006, the Company indirectly acquired a controlling voting interest in Premier for an aggregate purchase price of $90,800,000, excluding expenses. The Company owns approximately 46% of the common units of Premier and all of Premier's preferred units, which accrue an annual preferred return of 17%. The Company also acquired Premier's junior subordinated note due August 2012, with an outstanding balance at acquisition of $13,400,000, and has made an $8,100,000 12% loan to Premier that matures in May 2007. All of Premier's equity interests are pledged to secure repayment of the Premier Notes with an outstanding principal amount of $160,000,000. In addition, the Company agreed to provide up to $40,000,000 of construction financing to Premier's general contractor by purchasing the contractor's receivables from Premier if the receivables are more than ten days past due ($11,300,000 is outstanding at December 31, 2006). At acquisition, the Company consolidated Premier as a result of its controlling voting interest.

Premier owns the Hard Rock Hotel & Casino Biloxi, located in Biloxi, Mississippi, which was severely damaged by Hurricane Katrina and which is currently being rebuilt. Prior to Hurricane Katrina, Premier purchased a comprehensive blanket insurance policy providing up to $181,100,000 in coverage for damage to real and personal property, including business interruption coverage. Premier has received payments from various insurance carriers aggregating $160,900,000 with respect to $168,200,000 face amount of coverage; the remaining $12,900,000 face amount of coverage has not been settled and is currently in litigation. All insurance settlements have been placed on deposit into restricted accounts under the control of the indenture trustee of the Premier Notes. Premier believes that the funds in the restricted accounts together with permitted equipment financing will be sufficient to rebuild the Hard Rock Biloxi similar to its condition immediately preceding Hurricane Katrina.

On September 19, 2006, Premier and its subsidiary filed voluntary petitions for reorganization under chapter 11 of title 11 of the Bankruptcy Code. Premier filed its petitions in order to seek the Court's assistance in gaining access to Hurricane Katrina-related insurance proceeds which had been denied to Premier by its pre-petition secured bondholders. Premier continues to operate its business as "debtors in possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. The Company deconsolidated Premier effective with the filing of the voluntary petitions, and has classified its net investment in Premier as an investment in an associated company ($125,600,000 as of December 31, 2006, including all loans and equity interests). The Company has also committed to provide up to $180,000,000 to finance Premier's plan of reorganization, which would principally be used to pay-off the Premier Notes. Upon its emergence from bankruptcy proceedings, the Company expects that Premier will be accounted for as a consolidated subsidiary.

Hurricane Katrina completely destroyed the Hard Rock Biloxi's casino, which was a facility built on floating barges, and caused significant damage to the hotel and related structures. The threat of hurricanes remains a risk to the existing facilities and to the new casino, which will be constructed over water on concrete pilings that will greatly improve the structural integrity of the facility. In July 2006, Premier purchased a new insurance policy providing up to $149,300,000 in coverage for damage to real and personal property and up to the lesser of six months or $30,000,000 of business interruption and delayed opening coverage. The coverage is syndicated through several insurance carriers, each with an A.M. Best rating of A- (Excellent) or better. The policy provides coverage for the existing structures, as well as for the repair and rebuild of the hotel, low rise building and parking garage and the construction of the new casino.

Although the insurance policy is an "all risk" policy, weather catastrophe occurrence ("WCO"), which is defined to include damage caused by a named storm, is limited to $50,000,000 with a deductible equal to the greater of $7,000,000 or 5% of total insured values at risk. WCO coverage is subject to mandatory reinstatement of coverage for an additional pre-determined premium.

Premier's current insurance policy expires in July 2007; Premier expects it will purchase new insurance coverage that will be in effect for the balance of the 2007 hurricane season. Premiums for WCO policies have increased dramatically as a result of Hurricane Katrina, and the amount of coverage that can be purchased has also been reduced as insurance companies seek to reduce their exposure to such events. Premier cannot currently estimate how much insurance will be available to it at an acceptable premium.

The Company invested $408,000,000 in Fortescue's Pilbara iron ore and infrastructure project in Western Australia, including expenses. In exchange for its cash investment, the Company received 26,400,000 common shares of Fortescue, representing approximately 9.99% of the outstanding Fortescue common stock, and a 13 year, $100,000,000 note of FMG. Interest on the note is calculated as 4% of the revenue, net of government royalties, invoiced from the iron ore produced from the project's Cloud Break and Christmas Creek areas only. The note is unsecured and subordinate to the project's senior secured debt. Fortescue is a publicly traded company on the Australian Stock Exchange, and the shares acquired by the Company may be sold without restriction. At the date of acquisition, the Company's investment in Fortescue's common shares was recorded at its aggregate fair value, based on the closing price of Fortescue's common shares on that date. Subsequent to acquisition, the Company's investment in the Fortescue common shares are classified as a non-current available for sale investment and carried at market value as of each balance sheet date. At December 31, 2006, the market value of the Fortescue common shares was $276,300,000.

For accounting purposes, the Company bifurcated its remaining Fortescue investment into a 13 year zero-coupon note and a prepaid mining interest. The zero-coupon note was recorded at an estimated initial fair value of $21,600,000, representing the present value of the principal amount discounted at 12.5%. The prepaid mining interest of $184,300,000 has been classified with other non-current assets, and will be amortized to expense as the 4% of revenue is earned.

Over the past few years, the Company has invested in various limited partnerships or limited liability companies that are engaged in investing and/or securities transactions activities. These investments include Safe Harbor ($50,000,000 invested in 2006) and Wintergreen (a total of $50,000,000 invested during 2005 and 2006), each of which is classified as an investment in associated companies.

In January 2007, the Company entered into an agreement to acquire a 75% interest in the telecommunications business of Telco Group, Inc. ("Telco") for $120,000,000 in cash, subject to working capital adjustments. Consummation of the transaction, which is subject to customary closing conditions including receipt of regulatory approvals, is expected to occur during the first half of 2007. Telco, which operates under the brand name STi Prepaid and variations thereof, is a provider of international prepaid phone cards, prepaid wireless and other telecommunications services in the U.S.

The Company and certain of its subsidiaries have substantial NOLs and other tax attributes. The amount and availability of the NOLs and other tax attributes are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could impose limitations on the use of the NOLs, the Company's certificate of incorporation contains provisions which generally restrict the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of five percent or more of the common shares and the ability of persons or entities now owning five percent or more of the common shares from acquiring additional common shares. The restrictions will remain in effect until the earliest of (a) December 31, 2024, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) or (c) the beginning of a taxable year of the Company to which certain tax benefits may no longer be carried forward. For more information about the NOLs and other tax attributes, see Note 16 of Notes to Consolidated Financial Statements.

As of February 15, 2007, the Company is authorized to repurchase 1,452,393 common shares. Such purchases may be made from time to time in the open market, through block trades or otherwise. Depending on market conditions and other factors, such purchases may be commenced or suspended at any time without prior notice. Except in connection with employees using common shares to pay the exercise price of employee stock options, the Company has not repurchased any common shares during the three year period ended December 31, 2006.

Consolidated Statements of Cash Flows

As discussed above, the Company relies on the Parent's available liquidity to meet its short-term and long-term needs, and to make acquisitions of new businesses and investments. Except as otherwise disclosed herein, the Company's operating businesses do not generally require material funds from the Parent to support their operating activities, and the Parent does not depend on positive cash flow from its operating segments to meet its liquidity needs. The components of the Company's operating businesses and investments change frequently as a result of acquisitions or divestitures, the timing of which is impossible to predict but which often have a material impact on the Company's consolidated statements of cash flows in any one period. Further, the timing and amounts of distributions from certain of the Company's investments in partnerships accounted for under the equity method are generally outside the control of the Company. As a result, reported cash flows from operating, investing and financing activities do not generally follow any particular pattern or trend, and reported results in the most recent period should not be expected to recur in any subsequent period.

Net cash provided by operating activities decreased by $229,600,000 in 2006 as compared to the prior year, due principally to no 2006 cash flows from WilTel, which was sold in December 2005, reduced distributions of earnings from associated companies, reduced funds generated from activity in the trading portfolio, payment of incentive compensation and increased defined benefit pension plan contributions. In addition, funds provided by operating activities during 2006 reflect a $19,400,000 use of funds by Sangart, a development stage company which became a subsidiary in November 2005. During 2006, cash provided by operating activities reflect the collection of the balance of certain receivables from AT&T Inc. ($198,500,000). The AT&T receivables resulted from a termination agreement entered into between WilTel and its largest customer during 2005; however, these receivables were not included with the assets purchased by Level 3. WilTel's cash flow from operating activities for the 2005 period prior to its sale was $278,500,000. In 2006, distributions from associated companies principally include earnings distributed by EagleRock ($48,200,000) and JPOF II ($23,600,000). In 2005, distributions from associated companies principally resulted from JPOF II ($16,200,000) and the sale of Union Square, two entities in which the Company had non-controlling equity interests. In May 2005, these entities sold their respective interests in an office complex located on Capitol Hill in Washington, D.C.; the Company's share of the net proceeds was $73,200,000. Contributions to the defined benefit pension plans were $50,100,000 in 2006 as compared to $21,800,000 in 2005. The current status of the Company's frozen defined benefit pension plans is more fully discussed below.

Net cash provided by operating activities increased by $252,700,000 in 2005 as compared to 2004, due principally to increased distributions of earnings from associated companies, a decrease in the size of the Company's investment in its trading portfolio and increased cash flow from the Company's operating units, principally WilTel and the manufacturing businesses. The increased cash flow from the Company's manufacturing units reflects the 2005 acquisition of Idaho Timber, and increased revenues at Conwed Plastics resulting from an acquisition and growth in most of its markets. The increased distributions from associated companies principally resulted from the proceeds received from Union Square, which is discussed above. WilTel's cash flow from operating activities (which increased by $67,100,000 in 2005 as compared to 2004) did not increase the liquidity available to the Parent (as defined above), since WilTel's debt agreements prohibited the payment of dividends.

Net cash flows used for investing activities were $186,200,000 in 2006 and $16,700,000 in 2004; net cash flows provided by investing activities were $22,600,000 in 2005. As a result of the sale of WilTel, the Company's use of funds for property, equipment and leasehold improvements declined significantly in 2006; funds used for WilTel's acquisition of property, equipment and leasehold improvements totaled $96,100,000 in 2005 and $73,200,000 in 2004. During 2006, funds provided by the disposal of real estate and other assets include the sales of Square 711 discussed above, and two associated companies. The Company received aggregate cash proceeds of $56,400,000 from the sale of its equity interest in and loan repayment by two associated companies and recorded a pre-tax gain totaling $27,500,000, which is reflected in investment and other income. During 2004, funds provided by the disposal of real estate and other assets include the sales of corporate aircraft ($38,800,000) and two Florida residential lot development projects ($56,700,000) that have been substantially completed. Pursuant to the indenture governing the Premier Notes, Premier was required to put insurance proceeds it collected into restricted accounts, which is the principal reason for the net change in restricted cash during 2006. Premier cash flow activity is reflected in the Company's 2006 consolidated statement of cash flows only during the period it was a consolidated subsidiary (April through September 2006).

During the 2006 period, proceeds from the disposal of discontinued operations net of expenses and cash sold principally reflect the sales of Symphony ($62,900,000) and ATX ($74,300,000), net of a payment that resolved WilTel's working capital adjustment ($27,000,000). During 2005, proceeds from the disposal of discontinued operations net of expenses and cash sold principally reflect the sales of WilTel ($357,100,000) and the Waikiki Beach hotel ($95,200,000). During 2006, acquisitions, net of cash acquired principally include Premier ($105,700,000); during 2005, acquisitions, net of cash acquired principally include ATX ($12,500,000), Idaho Timber ($133,500,000) and NSW, LLC U.S. ("NSW"), an acquisition by Conwed Plastics ($26,600,000). During 2004, net cash provided from principal collections on loan receivables and from the sale of substantially all of the Company's remaining consumer loan portfolio aggregated $199,000,000; as discussed below, banking and lending operations have been in run-off for the past few years. Investments in associated companies include Goober ($188,000,000), Safe Harbor ($50,000,000), Wintergreen ($30,000,000), CLC ($12,100,000) and Premier ($9,000,000) in 2006, Wintergreen ($20,000,000) in 2005 and Pershing Square, L.P. ("Pershing") ($50,000,000) in 2004.

Net cash used for financing activities was $5,200,000 in 2006 and $442,700,000 in 2005. During 2005, funds were used to retire customer banking deposits of the banking and lending operations as they became due and the remaining deposits were sold. Issuance of long-term debt during 2006 and 2005 principally relates to repurchase agreements, which are discussed below. The reduction of long-term debt during 2006 includes the repayment of debt of Square 711 ($32,000,000), which was sold, and the maturity of the Company's 7⅞% Senior Subordinated Notes ($21,700,000). The reduction of long-term debt during 2005 includes the repayment of $442,500,000 of debt of operations sold (WilTel and Waikiki Beach hotel) and the maturity of the Company's 8¼% Senior Subordinated Notes ($19,100,000).

During 2004, net cash provided by financing activities was $220,500,000. Funds were used to retire customer banking deposits of the banking and lending operations as they became due. In 2004, the Company sold $100,000,000 principal amount of its 7% Senior Notes and $350,000,000 principal amount of its 3¾% Convertible Senior Subordinated Notes. Proceeds received from the sale of all the Notes can be used by the Company for investing or general corporate purposes. Issuance of common shares for all periods presented principally reflects the exercise of employee stock options and, in 2004, the exercise of warrants to purchase common shares.

Debt due within one year includes $181,800,000 and $92,100,000 as of December 31, 2006 and December 31, 2005, respectively, relating to repurchase agreements of one of the Company's subsidiaries. These fixed rate repurchase agreements have a weighted average interest rate of approximately 5.3%, mature at various dates through June 2007 and are secured by non-current investments with a carrying value of $182,900,000 at December 31, 2006.

During 2001, a subsidiary of the Company borrowed $53,100,000 secured by certain of its corporate aircraft, of which $41,300,000 is currently outstanding. Capital leases of another subsidiary aggregating $9,400,000 consist of a sale-leaseback transaction related to other corporate aircraft. The Parent company has guaranteed these financings.

The Company's debt instruments require maintenance of minimum Tangible Net Worth, limit distributions to shareholders and limit Indebtedness and Funded Debt (as such terms are defined in the agreements). In addition, the debt instruments contain limitations on investments, liens, contingent obligations and certain other matters. The Company is in compliance with all of these restrictions, and the Company has the ability to incur additional indebtedness or make distributions to its shareholders and still remain in compliance with these restrictions. Certain of the debt instruments of subsidiaries of the Company require that collateral be provided to the lender; principally as a result of such requirements, the assets of subsidiaries which are subject to limitations on transfer of funds to the Company were approximately $247,500,000 at December 31, 2006. For more information, see Note 12 of Notes to Consolidated Financial Statements.

As shown below, at December 31, 2006, the Company's contractual cash obligations totaled $1,756,719,000.

	Payments Due by Period (in thousands)				
Contractual Cash Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$1,159,461	$184,815	$ 8,630	$ 37,025	$ 928,991
Estimated interest expense on long-term debt	513,945	61,750	120,262	117,525	214,408
Estimated payments related to derivative financial instruments	19,257	5,646	10,421	3,190	–
Planned funding of pension and postretirement obligations	44,074	405	38,562	795	4,312
Operating leases, net of sublease income	19,482	3,658	5,673	3,662	6,489
Asset purchase obligations	500	282	218	–	–
Total Contractual Cash Obligations	$1,756,719	$256,556	$183,766	$162,197	$1,154,200

The estimated interest expense on long-term debt includes estimated interest related to variable rate debt which the Company determined using rates in effect at December 31, 2006. Estimated payments related to a currency swap agreement are based on the currency rate in effect at December 31, 2006. Amounts related to the Company's consolidated pension liability ($40,400,000) are included in the table primarily during the 1-3 year period; however, the exact timing of the cash payments is uncertain.

At December 31, 2006, the Company had recorded a liability of $40,400,000 on its consolidated balance sheet for its unfunded defined benefit pension plan obligations. This amount represents the difference between the present value of amounts owed to current and former employees (referred to as the projected benefit obligation) and the market value of plan assets set aside in segregated trust accounts. Since the benefits in these plans have been frozen, future changes to the benefit obligation are expected to principally result from benefit payments, differences between actuarial assumptions and actual experience and interest rates.

During 2006, the Company contributed $50,100,000 to these plans, and expects to make substantial additional contributions to the segregated trust accounts in the future to reduce its plan liabilities and reduce administrative and insurance costs associated with the plans. The tax deductibility of these contributions is not a primary consideration, principally due to the availability of the Company's NOLs to otherwise reduce taxable income. The timing and amount of additional contributions are uncertain; however, the Company believes it will make substantial additional contributions over the next few years to reduce, but not to entirely eliminate, its defined pension benefit plan liability.

The Company maintained defined benefit pension plans covering certain operating units prior to 1999, and WilTel also maintained defined pension benefit plans that were not transferred in connection with the sale of WilTel. As of December 31, 2006, certain amounts for these plans are reflected separately in the table below (dollars in thousands):

	The Company's Plans	WilTel's Plans
Projected benefit obligation	$54,876	$176,724
Funded status–balance sheet liability at December 31, 2006	7,223	33,134
Deferred losses included in other comprehensive income	19,053	24,294
Discount rate used to determine the projected benefit obligation	4.90%	5.70%

Calculations of pension expense and projected benefit obligations are prepared by actuaries based on assumptions provided by management. These assumptions are reviewed on an annual basis, including assumptions about discount rates, interest credit rates and expected long-term rates of return on plan assets. For the Company's plans, a discount rate was selected to result in an estimated projected benefit obligation on a plan termination basis, using current rates for annuity settlements and lump sum payments weighted for the assumed elections of participants. For the WilTel plans, the timing of expected future benefit payments was used in conjunction with the Citigroup Pension Discount Curve to develop a discount rate that is representative of the high quality corporate bond market, adjusted for current rates which might be available for annuity settlements.

These discount rates will be used to determine pension expense in 2007. Holding all other assumptions constant, a 0.25% change in these discount rates would affect pension expense by $600,000 and the benefit obligation by $9,300,000.

The deferred losses in other comprehensive income primarily result from changes in actuarial assumptions, including changes in discount rates, changes in interest credit rates and differences between the actual and assumed return on plan assets. Deferred losses are amortized to expense if they exceed 10% of the greater of the projected benefit obligation or the market value of plan assets as of the beginning of the year; such amount aggregated $20,200,000 at December 31, 2006 for all plans. A portion of these excess deferred losses will be amortized to expense during 2007, based on an amortization period of twelve years.

The assumed long-term rates of return on plan assets are based on the investment objectives of the specific plan, which are more fully discussed in Note 17 of Notes to Consolidated Financial Statements. Differences between the actual and expected rates of return on plan assets have not been material.

Off-Balance Sheet Arrangements

At December 31, 2006, the Company's off-balance sheet arrangements consist of guarantees and letters of credit aggregating $61,600,000. Pursuant to an agreement that was entered into before the Company sold CDS Holding Corporation ("CDS") to HomeFed in 2002, the Company agreed to provide project improvement bonds for the San Elijo Hills project. These bonds, which are for the benefit of the City of San Marcos, California and other government agencies, are required prior to the commencement of any development at the project. CDS is responsible for paying all third party fees related to obtaining the bonds. Should the City or others draw on the bonds for any reason, CDS and one of its subsidiaries would be obligated to reimburse the Company for the amount drawn. At December 31, 2006, the amount of outstanding bonds was $18,300,000, $16,100,000 of which expires in 2007, $800,000 in 2008, $100,000 in 2009 and the remainder in 2010. Subsidiaries of the Company have outstanding letters of credit aggregating $12,700,000 at December 31, 2006, principally to secure various obligations. Substantially all of these letters of credit expire before 2009.

As discussed above, the Company has also guaranteed 30% of the amounts outstanding under CLC's $240,000,000 senior secured credit facility and CLC's €69,000,000 senior secured bridge credit facility. At December 31, 2006, $74,200,000 was outstanding under the senior secured credit facility and €21,000,000 was outstanding under the senior secured bridge credit facility; as a result, the Company's outstanding guaranty at that date was $22,300,000 and €6,300,000 ($8,300,000 at exchange rates in effect on February 15, 2007), respectively.

Critical Accounting Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates all of these estimates and assumptions. The following areas have been identified as critical accounting estimates because they have the potential to have a material impact on the Company's financial statements, and because they are based on assumptions which are used in the accounting records to reflect, at a specific point in time, events whose ultimate outcome won't be known until a later date. Actual results could differ from these estimates.

Income Taxes–The Company records a valuation allowance to reduce its deferred tax asset to the amount that is more likely than not to be realized. If in the future the Company were to determine that it would be able to realize its deferred tax asset in excess of its net recorded amount, an adjustment would increase income in such period. Similarly, if in the future the Company were to determine that it would not be able to realize all or part of its deferred tax asset, an adjustment would be charged to income in such period. The determination of the amount of the valuation allowance required is based, in significant part, upon the Company's projection of future taxable income at any point in time. The Company also records reserves for contingent tax liabilities based on the Company's assessment of the probability of successfully sustaining its tax filing positions.

During 2005, the Company's projections of future taxable income enabled it to conclude that it is more likely than not that it will have future taxable income sufficient to realize a portion of the Company's net deferred tax asset; accordingly, $1,135,100,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense. The Company's conclusion that a portion of the deferred tax asset is more likely than not to be realized is strongly influenced by its historical ability to generate significant amounts of taxable income. The Company's estimate of future taxable income considers all available evidence, both positive and negative, about its current operations and investments, includes an aggregation of individual projections for each material operation and investment, and includes all future years that the Company estimated it would have available net operating losses. The Company believes that its estimate of future taxable income is reasonable but inherently uncertain, and if its current or future operations and investments generate taxable income greater than the projected amounts, further adjustments to reduce the valuation allowance are possible. Conversely, if the Company realizes unforeseen material losses in the future, or its ability to generate future taxable income necessary to realize a portion of the deferred tax asset is materially reduced, additions to the valuation allowance could be recorded. At December 31, 2006, the balance of the deferred valuation allowance was approximately $911,800,000.

Impairment of Long-Lived Assets–In accordance with Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), the Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When testing for impairment, the Company groups its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (or asset group). The determination of whether an asset group is recoverable is based on management's estimate of undiscounted future cash flows directly attributable to the asset group as compared to its carrying value. If the carrying amount of the asset group is greater than the undiscounted cash flows, an impairment loss would be recognized for the amount by which the carrying amount of the asset group exceeds its estimated fair value.

The Company did not recognize any impairment losses on long-lived assets during 2006; however, during 2005 an impairment loss of $42,400,000 was recorded to reduce the carrying amount of WilTel's former headquarters facility to its estimated fair value in connection with the sale of WilTel to Level 3 (classified with gain on disposal of discontinued operations). WilTel's former headquarters building, including the adjacent parking garage, was not included in the sale to Level 3 and has been retained by the Company. The Company concluded that the change in the manner in which the asset was being used, from a headquarters facility of an operating subsidiary to a property held for investment, was a change in circumstances which indicated that the carrying amount of the facility might not be recoverable.

Impairment of Securities–Investments with an impairment in value considered to be other than temporary are written down to estimated fair value. The write-downs are included in net securities gains in the consolidated statements of operations. The Company evaluates its investments for impairment on a quarterly basis.

The Company's determination of whether a security is other than temporarily impaired incorporates both quantitative and qualitative information; GAAP requires the exercise of judgment in making this assessment, rather than the application of fixed mathematical criteria. The Company considers a number of factors including, but not limited to, the length of time and the extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, the reason for the decline in fair value, changes in fair value subsequent to the balance sheet date, and other factors specific to the individual investment. The Company's assessment involves a high degree of judgment and accordingly, actual results may differ materially from the Company's estimates and judgments. The Company recorded impairment charges for securities of $12,900,000, $12,200,000 and $4,600,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Business Combinations–At acquisition, the Company allocates the cost of a business acquisition to the specific tangible and intangible assets acquired and liabilities assumed based upon their relative fair values. Significant judgments and estimates are often made to determine these allocated values, and may include the use of independent appraisals, consider market quotes for similar transactions, employ discounted cash flow techniques or consider other information the Company believes relevant. The finalization of the purchase price allocation will typically take a number of months to complete, and if final values are materially different from initially recorded amounts adjustments are recorded. Any excess of the cost of a business acquisition over the fair values of the net assets and liabilities acquired is recorded as goodwill which is not amortized to expense. Recorded goodwill of a reporting unit is required to be tested for impairment on an annual basis, and between annual testing dates if events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its net book value.

Subsequent to the finalization of the purchase price allocation, any adjustments to the recorded values of acquired assets and liabilities would be reflected in the Company's consolidated statement of operations. Once final, the Company is not permitted to revise the allocation of the original purchase price, even if subsequent events or circumstances prove the Company's original judgments and estimates to be incorrect. In addition, long-lived assets like property and equipment, amortizable intangibles and goodwill may be deemed to be impaired in the future resulting in the recognition of an impairment loss; however, under GAAP the methods, assumptions and results of an impairment review are not the same for all long-lived assets. The assumptions and judgments made by the Company when recording business combinations will have an impact on reported results of operations for many years into the future.

Purchase price allocations for all of the Company's recent acquisitions have been finalized. Adjustments to the initial purchase price allocations were not material.

Contingencies–The Company accrues for contingent losses when the contingent loss is probable and the amount of loss can be reasonably estimated. Estimates of the likelihood that a loss will be incurred and of contingent loss amounts normally require significant judgment by management, can be highly subjective and are subject to material change with the passage of time as more information becomes available. As of December 31, 2006, the Company's accrual for contingent losses was not material.

Results of Operations

Manufacturing–Idaho Timber

Revenues and other income for Idaho Timber for the year ended December 31, 2006 and from the date of acquisition (May 2005) through December 31, 2005 were $345,700,000 and $239,000,000, respectively; gross profits were $30,000,000 and $22,000,000, respectively; salaries and incentive compensation expenses were $9,400,000 and $6,300,000, respectively; depreciation and amortization expenses were $4,900,000 and $4,200,000, respectively; and pre-tax income was $12,000,000 and $8,200,000, respectively.

Idaho Timber's revenues weakened during 2006, reflecting lower average selling prices and reduced shipment volume. This decline was principally due to weakening demand resulting from reductions in housing starts and the abundant supply of lumber in the marketplace. In October 2006, the trade dispute between the U.S. and Canada over Canadian lumber imports was resolved and a new Softwood Lumber Agreement became effective that restricts and imposes a tax on Canadian lumber imports. Prior to the effective date of that agreement, imports from Canada increased, which added to the oversupply in the market.

While raw material costs, the largest component of cost of sales (approximately 84% of cost of sales), declined during 2006 due to the continued decline in market conditions and the diminished uncertainty concerning the impact of the Softwood Lumber Agreement, this reduction lagged behind the reduction in selling prices. The difference between Idaho Timber's selling price and raw material cost per thousand board feet (spread) is closely monitored, and the rate of change in pricing and cost is typically not the same. During 2006, spreads compressed negatively impacting gross profit and pre-tax results. With the continued oversupply in the market, Idaho Timber intends to continue to focus on developing new higher margin products, diversifying its supply chain, improving cost control and solidifying customer and supplier relationships, in an effort to maximize gross margins and pre-tax results.

Manufacturing–Conwed Plastics

Pre-tax income for Conwed Plastics was $17,900,000, $14,200,000 and $7,900,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Its manufacturing revenues were $106,300,000, $93,300,000 and $64,100,000, and gross profits were $34,400,000, $28,900,000 and $19,000,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Revenues increased by 14% in 2006, 46% in 2005 and 20% in 2004, each as compared to the prior year.

The increase in revenues in 2006 reflects $5,400,000 of increased revenues from the acquisitions of NSW in February 2005 and Polynet in May 2006, which increased the segment's product offerings and customer base. In addition, 2006 revenues reflect increases in the erosion control, carpet cushion and turf reinforcement markets, partially reduced by a decline in the consumer products market due to lower demand for certain products. These changes result from a variety of factors including the impact of price increases implemented in 2005, increased road construction and using a new distributor for certain products. While the carpet cushion market continued to benefit from the previously strong housing market through the first half of 2006, it experienced a reduction in sales volume during the second half of the year resulting from a slowdown in housing starts.

The increase in revenues in 2005 as compared to 2004 reflects NSW's revenues since acquisition of $17,500,000, and increases in most of the segment's markets. Sales increases resulted from a variety of factors including the strong housing market, new products developed late in 2004, and the impact of price increases implemented during the second half of 2004 and in the first and fourth quarters of 2005.

Raw material costs increased by approximately 4% in 2006 as compared to 2005, and 19% in 2005 as compared to 2004; however, the segment was able to increase selling prices in most markets, which, along with increased sales and production volumes, resulted in greater gross margins in each period as compared to the immediately preceding period. The primary raw material in Conwed Plastics' products is a polypropylene resin, which is a byproduct of the oil refining process, whose price tends to fluctuate with the price of oil. There is relatively little direct labor or other raw material costs in the products. In addition to managing resin purchases, Conwed Plastics also has initiatives to reduce and/or reuse scrap, thereby increasing raw material utilization.

In addition, gross margin and pre-tax results for 2006 reflect $1,100,000 of greater amortization expense on intangible assets resulting from acquisitions and depreciation expense. Pre-tax results for 2006 also reflect $1,900,000 of higher salaries and incentive compensation expense than 2005, due principally to greater pre-tax profits and increased headcount.

In 2005, gross margins and pre-tax results reflect $1,300,000 of greater amortization expense on intangible assets resulting from acquisitions as compared to 2004. In addition, pre-tax results for 2005 include higher salaries, incentive compensation expense and sales commissions as compared to 2004, primarily related to NSW.

Domestic Real Estate

Pre-tax income for the domestic real estate segment was $44,000,000, $4,100,000 and $20,700,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Pre-tax results for the domestic real estate segment are largely dependent upon the performance of the segment's operating properties, the current status of the Company's real estate development projects and non-recurring gains or losses recognized when real estate assets are sold. As a result, pre-tax income for this segment for any particular year is not predictable and does not follow any consistent pattern.

Pre-tax income for 2006 principally reflects the sale by Square 711, which resulted in a pre-tax gain of $48,900,000, and the sale of other land parcels in Utah for a pre-tax gain of $11,200,000. In addition, the Company recognized pre-tax profit related to its 95-lot development project in South Walton County, Florida of $3,600,000 and $6,600,000 for the years ended December 31, 2006 and 2005, respectively. Such amounts principally result from the completion of certain required improvements to land previously sold. Pre-tax results for 2006 reflect $8,100,000 of incentive compensation accruals related to the Company's real estate development project in Myrtle Beach, South Carolina.

In 2004, the Company sold 92 lots of its 95-lot development project in South Walton County, Florida for aggregate sales proceeds of approximately $50,000,000, recognized pre-tax profits of $15,800,000 and deferred recognition of pre-tax profits of $10,200,000. In addition, revenues during 2004 reflect the sale of certain unimproved land for cash proceeds of $8,800,000, which resulted in a pre-tax gain of $7,600,000. Pre-tax results for 2004 also reflect due diligence expenses for a real estate development project that the Company decided not to develop.

Medical Product Development

Pre-tax losses (net of minority interest) for Sangart for the year ended December 31, 2006 and from the date of acquisition through December 31, 2005 (Sangart was acquired in November 2005) were $21,100,000 and $1,400,000, respectively. Sangart's losses for 2006 and for the period from acquisition through December 31, 2005 reflect research and development costs of $16,500,000 and $600,000, respectively, and salaries and incentive compensation expenses of $6,400,000 and $1,000,000, respectively.

As more fully discussed above, Sangart is a development stage company that does not have any revenues from product sales. Since 2002, it has been developing its current product candidate, Hemospan, and is currently conducting clinical trials in the U.S. (a Phase II trial) and Europe (two Phase III trials). It does not expect to complete its clinical trials until 2008, and if they are successful it will then seek approval with the appropriate regulatory authorities to market its product. Until such time, if ever, that Sangart obtains regulatory approval for Hemospan, the Company will report losses from this segment. U.S. or foreign regulatory agencies could also require Sangart to perform more clinical trials, which could be both expensive and time consuming. The Company is unable to predict with certainty when, if ever, it will report operating profits for this segment.

When the Company increases its investment in Sangart, which it expects to do in March 2007, the additional investment will be accounted for under the purchase method of accounting. Under the purchase method, the price paid is allocated to Sangart's individual assets and liabilities based on their relative fair values; in Sangart's case, substantially all of the fair value of assets acquired is initially allocated to research and development. However, since GAAP does not permit the recognition of research and development as an asset under the purchase method, any amounts initially allocated to research and development are immediately expensed. These amounts are expected to be material.

Banking and Lending

As stated previously, the Company's banking and lending operations have been in run-off, and during 2005 the Company's banking and lending subsidiary filed a formal plan with the Office of the Comptroller of the Currency to liquidate its operations, sold its remaining customer deposits and surrendered its national bank charter. Pre-tax results for banking and lending operations of $1,800,000, $1,400,000 and $22,000,000 for the years ended December 31, 2006, 2005 and 2004, respectively, have been classified with other operations. During 2004, the Company sold its subprime automobile and collateralized consumer loan portfolios representing approximately 97% of its total outstanding loans (net of unearned finance charges) and certain loan portfolios that had been substantially written-off for aggregate pre-tax gains of $16,300,000, which is reflected in investment and other income.

Corporate and Other Operations

Investment and other income increased in 2006 as compared to 2005 primarily due to greater interest income of $61,600,000, reflecting a larger amount of invested assets and higher interest rates, a $27,500,000 gain from the sales of two associated companies and $7,400,000 from the recovery of bankruptcy claims. Investment and other income in 2005 includes a gain of $10,500,000 on the sale of 70% of the Company's interest in CLC to Inmet.

Investment and other income increased in 2005 as compared to 2004 primarily due to the CLC gain, greater investment income of $24,200,000 reflecting a larger amount of invested assets and higher interest rates, and increased sales at the wineries of $5,000,000. Investment and other income in 2004 reflects a pre-tax gain of $11,300,000 from the sale of two of the Company's older corporate aircraft. Available corporate cash is generally invested on a short-term basis until such time as investment opportunities require an expenditure of funds.

Net securities gains for Corporate and Other Operations aggregated $117,200,000, $208,800,000 and $136,100,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The Company's net securities gains largely reflect realized gains from the sale of publicly traded debt and equity securities that had been classified as Corporate available for sale securities. Included in net securities gains for 2006 is a gain of $37,400,000 from the sale of Level 3 common stock. Included in net securities gains for 2005 is a gain of $146,000,000 from the sale of 375,000 shares of WMIG common stock. Net securities gains for 2006, 2005 and 2004 include provisions of $12,900,000, $12,200,000 and $4,600,000, respectively, to write down the Company's investments in certain available for sale securities. The write-down of the securities resulted from a decline in market value determined to be other than temporary.

The Company's decision to sell securities and realize security gains or losses is generally based on its evaluation of an individual security's value at the time and the prospect for changes in its value in the future. The decision could also be influenced by the status of the Company's tax attributes or liquidity needs; however, sales in recent years have not been influenced by these considerations. Therefore, the timing of realized security gains or losses is not predictable and does not follow any pattern from year to year.

The increase in interest expense during 2006 as compared to 2005 primarily reflects interest expense relating to Premier prior to its deconsolidation and the fixed rate repurchase agreements. The increase in interest expense during 2005 as compared to 2004 primarily reflects interest expense relating to $100,000,000 principal amount of 7% Senior Notes and $350,000,000 principal amount of 3¾% Convertible Senior Subordinated Notes issued in April 2004.

Salaries and incentive compensation expense did not significantly change in 2006 as compared to 2005. As a result of the adoption of SFAS 123R in 2006, the Company recorded $15,200,000 for share-based compensation expense relating to grants made under the Company's senior executive warrant plan and the fixed stock option plan. Salaries and incentive compensation expense for 2006 also reflects decreased bonus expense. Salaries and incentive compensation expense increased by $31,300,000 in 2005 as compared to 2004, principally due to increased bonus expense.

The increase in selling, general and other expenses of $8,800,000 in 2006 as compared to 2005 primarily reflects increased corporate aircraft expenses, higher professional fees and other costs, which largely relate to potential investments and projects and existing investments, and greater employee benefit costs including pension costs relating to WilTel's retained pension plan. In addition, 2005 reflects an impairment loss (described below) for the remaining book value of Olympus Re Holdings, Ltd. ("Olympus") of $3,700,000.

Selling, general and other expenses increased by $14,600,000 in 2005 as compared to 2004, primarily due to higher minority interest expense relating to MK Resources of $4,200,000 (the Company acquired the outstanding minority interest in August 2005), greater foreign exchange losses of $2,700,000, higher professional fees of $4,400,000 that principally relate to due diligence expenses for potential investments and investment management fees, an impairment loss for the remaining book value of Olympus of $3,700,000 and greater employee benefit expenses.

The Company's total comprehensive income in 2004 enabled it to realize certain acquired deferred tax assets which had been fully reserved for at the acquisition of WilTel. The resulting reduction in the valuation allowance for deferred tax assets ($22,300,000 in 2004) was applied to reduce the recorded amount of identifiable intangible assets to zero.

The income tax provision reflects the reversal of tax reserves aggregating $8,000,000 and $27,300,000 for the years ended December 31, 2006 and 2004, respectively, as a result of the favorable resolution of various state and federal income tax contingencies. In addition, in 2004 the tax provision reflects a benefit to record a federal income tax carryback refund of $3,900,000.

As more fully discussed above, during 2005 the Company's revised projections of future taxable income enabled it to conclude that it is more likely than not that it will have future taxable income sufficient to realize a portion of the Company's net deferred tax asset; accordingly, $1,135,100,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense. The Company adjusted the valuation allowance in 2005 since it believes it is more likely than not that it will have future taxable income sufficient to realize that portion of the net deferred tax asset.

Associated Companies

Equity in income (losses) of associated companies includes the following for the years ended December 31, 2006, 2005 and 2004 (in thousands):

	2006	2005	2004
Olympus	**$ –**	$(120,100)	$ 9,700
EagleRock	**16,400**	(28,900)	29,400
HomeFed	**2,900**	5,800	10,000
JPOF II	**26,200**	23,600	16,200
Union Square	**–**	72,800	1,300
Pershing	**–**	–	21,300
Safe Harbor	**(7,600)**	–	–
Wintergreen	**11,000**	500	–
Goober	**2,000**	–	–
CLC	**3,800**	(1,600)	–
Other	**5,400**	3,500	3,600
Equity in income (losses) before income taxes	**60,100**	(44,400)	91,500
Income tax expense	**(22,400)**	(700)	(15,000)
Equity in income (losses), net of taxes	**$ 37,700**	$ (45,100)	$ 76,500

The Company's equity in losses from Olympus for 2005 reflects its share of Olympus losses from Hurricanes Katrina, Rita and Wilma. Effective January 1, 2006, Olympus received new capital which reduced the Company's equity interest to less than 4%; as a result, the Company no longer applies the equity method of accounting. The book value of the Company's investment in Olympus was written down to zero in 2005.

As described above, the Company owns approximately 30% of HomeFed, a California real estate development company, which it acquired in 2002. The Company's share of HomeFed's reported earnings fluctuates with the level of real estate sales activity at HomeFed's development projects.

The Company's share of JPOF II's earnings was distributed to the Company shortly after the end of each year.

EagleRock distributed $48,200,000 to the Company in 2006 and $3,700,000 in 2004.

Union Square, two entities in which the Company had non-controlling equity interests, sold their respective interests in an office complex located on Capitol Hill in Washington, D.C. during 2005. Including repayment of its mortgage loans at closing, the Company's share of the net proceeds was $73,200,000, and the Company recognized a pre-tax gain of $72,300,000.

In January 2004, the Company invested $50,000,000 in Pershing, a limited partnership that is authorized to engage in a variety of investing activities. The Company redeemed its interest effective December 31, 2004; $71,300,000 was distributed to the Company in early 2005.

Discontinued Operations

Healthcare Services

As discussed above, in July 2006 the Company sold Symphony and classified its historical operating results as a discontinued operation. Pre-tax income of Symphony was $200,000, $3,300,000 and $5,100,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Gain on disposal of discontinued operations for 2006 includes a pre-tax gain on the sale of Symphony of $53,300,000 ($33,500,000 after tax).

Telecommunications–ATX

As discussed above, in September 2006 the Company sold ATX and classified its historical operating results as a discontinued operation. Pre-tax losses of ATX were $1,200,000 and $1,900,000 for the years ended December 31, 2006 and 2005, respectively. Gain on disposal of discontinued operations for 2006 includes a pre-tax gain on the sale of ATX of $41,600,000 ($26,100,000 after tax).

WilTel

The Company sold WilTel to Level 3 in December 2005, recognized a pre-tax gain on disposal of $243,800,000 ($243,800,000 after tax) and classified its historical operating results as a discontinued operation. The calculation of the gain on sale included: (1) the cash proceeds received from Level 3 of $460,300,000, which was net of estimated working capital adjustments of $25,500,000; (2) the fair value of the Level 3 common shares of $339,300,000, based on the $2.95 per share closing price of Level 3 common stock immediately prior to closing; (3) the amount of the AT&T cash payments that had not been previously accrued prior to closing ($175,900,000); (4) an impairment charge for WilTel's headquarters building of $42,400,000; and (5) the net book value of the net assets sold and estimated expenses and other costs related to the transaction. WilTel's pre-tax income (loss) from discontinued operations was $116,000,000 and $(56,600,000) for the years ended December 31, 2005 and 2004, respectively.

Gain on disposal of discontinued operations during 2006 includes $2,400,000 of pre-tax gains ($1,500,000 after tax) principally for the resolution of certain sale-related contingencies and obligations and working capital adjustments related to WilTel.

Real Estate

In May 2005, the Company sold its 716-room Waikiki Beach hotel and related assets for an aggregate purchase price of $107,000,000, before closing costs and other required payments. The Company recorded a pre-tax gain of $56,600,000 ($56,600,000 after tax), which is reflected in gain on disposal of discontinued operations.

In 2004, the Company sold a commercial real estate property and classified it as a discontinued operation; a pre-tax loss of $600,000 was reflected as loss on disposal of discontinued operations. Pre-tax losses for this property were $6,600,000 in 2004.

Other

In 2006, the Company sold its gas properties and recorded a pre-tax loss on disposal of discontinued operations of $900,000. Income (loss) from discontinued operations for 2006 includes $2,900,000 of pre-tax losses related to these gas properties; amounts for the 2005 and 2004 periods were not material.

In 2006, the Company received $3,000,000 from a former insurance subsidiary which, for many years, has been undergoing liquidation proceedings controlled by state insurance regulators. The Company reflected the amount received as a gain on disposal of discontinued operations. For income tax purposes, the payment is treated as a non-taxable distribution paid by a subsidiary; as a result, no tax expense has been recorded.

In December 2005, the Company sold its interest in an Argentine shoe manufacturer that had been acquired earlier in the year. Although there was no material gain or loss on disposal, results of discontinued operations during 2005 include a pre-tax loss of $4,400,000.

In the fourth quarter of 2004, the Company sold its geothermal power generation business for $14,800,000, net of closing costs, and recognized a pre-tax gain of $200,000. For the year ended December 31, 2004, the Company recorded pre-tax losses from discontinued operations relating to this business of $1,500,000.

During 2004, the Company recorded $2,200,000 as gain on disposal of discontinued operations (net of minority interest), which represented the estimated fair value of warrants whose vesting criteria became satisfied. These warrants had been received during 2003 as part of the sales proceeds from the discontinued operations of WebLink Wireless, Inc. The gain was not reduced for any federal income tax expense due to WebLink's large net operating loss carryforwards.

Recently Issued Accounting Standards

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"), which prescribes the accounting for and disclosure of uncertainty in income tax positions. FIN 48 defines the criteria that must be met before any part of the benefit of a tax position can be recognized in the financial statements, provides guidance for the measurement of tax benefits recognized and guidance for classification and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company continues to evaluate the impact of adopting FIN 48 on its consolidated financial statements but does not expect it to be material; however, additional footnote disclosures will be required.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157 on its consolidated financial statements.

Cautionary Statement for Forward-Looking Information

Statements included in this Report may contain forward-looking statements. Such statements may relate, but are not limited, to projections of revenues, income or loss, development expenditures, plans for growth and future operations, competition and regulation, as well as assumptions relating to the foregoing. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Report, the words "estimates," "expects," "anticipates," "believes," "plans," "intends" and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements.

Factors that could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted or may materially and adversely affect the Company's actual results include, but are not limited to, those set forth in Item 1A. Risk Factors and elsewhere in this Report and in the Company's other public filings with the Securities and Exchange Commission.

Undue reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Report or to reflect the occurrence of unanticipated events.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The following includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

The Company's market risk arises principally from interest rate risk related to its investment portfolio and its borrowing activities and equity price risk.

The Company's investment portfolio is primarily classified as available for sale, and consequently, is recorded on the balance sheet at fair value with unrealized gains and losses reflected in shareholders' equity. Included in the Company's available for sale investment portfolio are fixed income securities, which comprised approximately 57% of the Company's total investment portfolio at December 31, 2006. These fixed income securities are primarily rated "investment grade" or are U.S. governmental agency issued or U.S. Government-Sponsored Enterprises. The estimated weighted average remaining life of these fixed income securities was approximately 2.5 years at December 31, 2006. The Company's fixed income securities, like all fixed income instruments, are subject to interest rate risk and will fall in value if market interest rates increase. At December 31, 2005, fixed income securities comprised approximately 69% of the Company's total investment portfolio and had an estimated weighted average remaining life of 1.2 years.

Also included in the Company's available for sale investment portfolio are equity securities, which are recorded on the balance sheet at an aggregate fair value of $736,700,000 (aggregate cost of $584,400,000), and which comprised approximately 31% of the Company's total investment portfolio at December 31, 2006. The majority of this amount consists of two publicly traded securities, the largest of which is the investment in Fortescue common shares, which is carried at fair value of $276,300,000. In addition, the Company's investment portfolio includes its investment in Inmet, which is carried at cost of $78,000,000 at December 31, 2006. Although the Company is restricted from selling the Inmet common shares, the investment is subject to price risk. The market value of this investment is $299,800,000 at December 31, 2006. As discussed more fully above in Management's Discussion and Analysis of Financial Condition and Results of Operations, the Company evaluates its investments for impairment on a quarterly basis.

At December 31, 2006 and 2005, the Company's portfolio of trading securities was not material to the total investment portfolio.

The Company is subject to interest rate risk on its long-term fixed interest rate debt. Generally, the fair market value of debt securities with a fixed interest rate will increase as interest rates fall, and the fair market value will decrease as interest rates rise.

The following table provides information about the Company's financial instruments used for purposes other than trading that are primarily sensitive to changes in interest rates. For investment securities and debt obligations, the table presents principal cash flows by expected maturity dates. For the variable rate borrowings, the weighted average interest rates are based on implied forward rates in the yield curve at the reporting date. For securities and liabilities with contractual maturities, the table presents contractual principal cash flows adjusted for the Company's historical experience and prepayments of mortgage-backed securities.

For additional information, see Notes 6, 12 and 21 of Notes to Consolidated Financial Statements.

	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
				Expected Maturity Date (Dollars in thousands)				
Rate Sensitive Assets:								
Available for Sale Fixed Income Securities:								
U.S. Government and agencies	$452,593	$22,302	$ 7,104	$ 5,107	$ 3,686	$ 9,775	$ 500,567	$ 500,567
Weighted Average Interest Rate	4.07%	5.27%	5.76%	5.77%	5.77%	5.79%		
U.S. Government-Sponsored Enterprises	$268,834	$77,565	$45,136	$34,011	$ 25,695	$ 74,661	$ 525,902	$ 525,902
Weighted Average Interest Rate	4.89%	6.05%	6.37%	6.39%	6.40%	6.39%		
Other Fixed Maturities:								
Rated Investment Grade	$ 84,394	$ 1,593	$ 690	$ –	$ 5,926	$ 24,388	$ 116,991	$ 116,991
Weighted Average Interest Rate	5.51%	4.90%	4.03%	–	0.66%	2.89%		
Rated Less Than Investment Grade/ Not Rated	$ 86,148	$28,518	$29,399	$20,223	$ 9,608	$ 39,097	$ 212,993	$ 212,993
Weighted Average Interest Rate	9.20%	8.16%	9.52%	9.27%	8.79%	3.32%		
Rate Sensitive Liabilities:								
Fixed Interest Rate Borrowings	$182,701	$ 3,524	$ 878	$ 978	$ 1,054	$928,991	$1,118,126	$1,279,649
Weighted Average Interest Rate	5.34%	2.66%	11.96%	12.01%	12.15%	6.05%		
Variable Interest Rate Borrowings	$ 2,114	$ 2,114	$ 2,114	$ 2,114	$ 32,879	$ –	$ 41,335	$ 41,335
Weighted Average Interest Rate	8.95%	8.84%	8.94%	9.06%	9.10%	–		
Rate Sensitive Derivative Financial Instruments:								
Euro currency swap	$ 2,085	$ 2,085	$ 2,085	$ 522	$ –	$ –	$ 6,777	$ (2,430)
Average Pay Rate	5.89%	5.89%	5.89%	5.89%	–	–		
Average Receive Rate	7.60%	7.60%	7.60%	7.60%	–	–		
Pay Fixed/Receive Variable Interest Rate Swap	$ 2,114	$ 2,114	$ 2,114	$ 2,114	$ 32,879	$ –	$ 41,335	$ (268)
Average Pay Rate	5.01%	5.01%	5.01%	5.01%	5.01%	–		
Average Receive Rate	4.95%	4.84%	4.94%	5.06%	5.10%	–		
Off-Balance Sheet Items:								
Unused Lines of Credit	$ –	$ –	$ –	$ –	$100,000	$ –	$ 100,000	$ 100,000
Weighted Average Interest Rate	5.95%	5.84%	5.94%	6.06%	6.10%	–		

Item 8. Financial Statements and Supplementary Data.

Financial Statements and supplementary data required by this Item 8 are set forth at the pages indicated in Item 15(a) below.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of disclosure controls and procedures

(a) The Company's management evaluated, with the participation of the Company's principal executive and principal financial officers, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of December 31, 2006. Based on their evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures were effective as of December 31, 2006.

Changes in internal control over financial reporting

(b) There has been no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the Company's fiscal quarter ended December 31, 2006, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, the Company's management used the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment and those criteria, management concluded that, as of December 31, 2006, the Company's internal control over financial reporting was effective.

Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant.

The information to be included under the caption "Election of Directors" and "Information Concerning the Board and Board Committees" in the Company's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A of the Exchange Act in connection with the 2007 annual meeting of shareholders of the Company (the "Proxy Statement") is incorporated herein by reference. In addition, reference is made to Item 10 in Part I of this Report.

Item 11. Executive Compensation.

The information to be included under the caption "Executive Compensation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

The information to be included under the caption "Present Beneficial Ownership of Common Shares" in the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

The information to be included under the caption "Executive Compensation–Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

Item 14. Independent Accounting Firm Fees.

The information to be included under the caption "Independent Accounting Firm Fees" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedule.

(a)(1)(2) **Financial Statements and Schedule.**

(3) **Executive Compensation Plans and Arrangements. See Item 15(b) below for a complete list of Exhibits to this Report.**

1999 Stock Option Plan, as amended April 5, 2006 (filed as Annex C to the Company's Proxy Statement dated April 17, 2006 (the "2006 Proxy Statement")).

Form of Grant Letter for the 1999 Stock Option Plan (filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "2004 10-K")).

Amended and Restated Shareholders Agreement dated as of June 30, 2003 among the Company, Ian M. Cumming and Joseph S. Steinberg (filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the "2003 10-K")).

Form of Amendment No. 1 to the Amended and Restated Shareholders Agreement dated as of June 30, 2003 (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006 (the "2nd Quarter 2006 10-Q")).

Leucadia National Corporation 2003 Senior Executive Annual Incentive Bonus Plan, as amended May 16, 2006 (filed as Annex A to the 2006 Proxy Statement).

Leucadia National Corporation 2006 Senior Executive Warrant Plan (filed as Annex B to the 2006 Proxy Statement).

Employment Agreement made as of June 30, 2005 by and between the Company and Ian M. Cumming (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated July 13, 2005 (the "July 13, 2005 8-K")).

Employment Agreement made as of June 30, 2005 by and between the Company and Joseph S. Steinberg (filed as Exhibit 99.2 to the July 13, 2005 8-K).

(b) **Exhibits.**

We will furnish any exhibit upon request made to our Corporate Secretary, 315 Park Avenue South, New York, NY 10010. We charge $.50 per page to cover expenses of copying and mailing.

3.1 Restated Certificate of Incorporation (filed as Exhibit 5.1 to the Company's Current Report on Form 8-K dated July 14, 1993).*

3.2 Certificate of Amendment of the Certificate of Incorporation dated as of May 14, 2002 (filed as Exhibit 3.2 to the 2003 10-K).*

---

* Incorporated by reference.

3.3 Certificate of Amendment of the Certificate of Incorporation dated as of December 23, 2002 (filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (the "2002 10-K")).*

3.4 Amended and Restated By-laws as amended through March 9, 2004 (filed as Exhibit 3.4 to the 2003 10-K).*

3.5 Certificate of Amendment of the Certificate of Incorporation dated as of May 13, 2004 (filed as Exhibit 3.5 to the Company's 2004 10-K).*

3.6 Certificate of Amendment of the Certificate of Incorporation dated as of May 17, 2005 (filed as Exhibit 3.5 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the "2005 10-K")).*

4.1 The Company undertakes to furnish the Securities and Exchange Commission, upon written request, a copy of all instruments with respect to long-term debt not filed herewith.

10.1 1999 Stock Option Plan, as amended April 5, 2006 (filed as Annex A to the 2006 Proxy Statement).*

10.2 Form of Grant Letter for the 1999 Stock Option Plan (filed as Exhibit 10.4 to the Company's 2004 10-K).*

10.3 Amended and Restated Shareholders Agreement dated as of June 30, 2003 among the Company, Ian M. Cumming and Joseph S. Steinberg (filed as Exhibit 10.5 to the 2003 10-K).*

10.4 Debtors' Modified Second Amended Joint Plan of Reorganization under chapter 11 of the Bankruptcy Code, dated as of April 13, 2005, of ATX Communications, Inc. (filed as Exhibit 99.1 to ATX Communication's Current Report on Form 8-K dated April 20, 2005).*

10.5 Services Agreement, dated as of January 1, 2004, between the Company and Ian M. Cumming (filed as Exhibit 10.37 to the 2005 10-K).*

10.6 Services Agreement, dated as of January 1, 2004, between the Company and Joseph S. Steinberg (filed as Exhibit 10.38 to the 2005 10-K).*

10.7 Leucadia National Corporation 2003 Senior Executive Annual Incentive Bonus Plan, as amended May 16, 2006 (filed as Annex A to the 2006 Proxy Statement).*

10.8 Employment Agreement made as of June 30, 2005 by and between the Company and Ian M. Cumming (filed as Exhibit 99.1 to the July 13, 2005 8-K).*

10.9 Employment Agreement made as of June 30, 2005 by and between the Company and Joseph S. Steinberg (filed as Exhibit 99.2 to the July 13, 2005 8-K).*

10.10 Management Services Agreement dated as of February 26, 2001 among The FINOVA Group Inc., the Company and Leucadia International Corporation (filed as Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).*

10.11 Voting Agreement, dated August 21, 2001, by and among Berkadia LLC, Berkshire Hathaway Inc., the Company and The FINOVA Group Inc. (filed as Exhibit 10.J to the Company's Current Report on Form 8-K dated August 27, 2001).*

10.12 Second Amended and Restated Berkadia LLC Operating Agreement, dated December 2, 2002, by and among BH Finance LLC and WMAC Investment Corporation (filed as Exhibit 10.40 to the 2002 10-K).*

10.13 First Amended Joint Chapter 11 Plan of Reorganization of Williams Communications Group, Inc. ("WCG") and CG Austria, Inc. filed with the Bankruptcy Court as Exhibit 1 to the Settlement Agreement (filed as Exhibit 99.3 to the Current Report on Form 8-K of WCG dated July 31, 2002 (the "WCG July 31, 2002 8-K")).*

---

* Incorporated by reference.

10.14 Tax Cooperation Agreement between WCG and The Williams Companies Inc. dated July 26, 2002, filed with the Bankruptcy Court as Exhibit 7 to the Settlement Agreement (filed as Exhibit 99.9 to the WCG July 31, 2002 8-K).*

10.15 Third Amended and Restated Credit And Guaranty Agreement, dated as of September 8, 1999, as amended and restated as of April 25, 2001, as further amended and restated as of October 15, 2002, and as further amended and restated as of September 24, 2004, among WilTel, WilTel Communications, LLC, certain of its domestic subsidiaries, as loan parties, the several banks and other financial institutions or entities from time to time parties thereto as lenders, Credit Suisse First Boston, acting through its Cayman Islands branch, as administrative agent, as first lien administrative agent and as second lien administrative agent, and Wells Fargo Foothill, LLC, as syndication agent (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated September 24, 2002 (the "Company's September 24, 2002 8-K")).*

10.16 First Amendment to Third Amended and Restated Credit And Guaranty Agreement, dated September 2, 2005, by and among WilTel Communications, LLC, WilTel Communications Group LLC, the Subsidiary Guarantors (as defined), and the First Lien Administrative Agent, the Second Lien Administrative Agent and the Administrative Agent for the Lenders (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated September 2, 2005).*

10.17 Second Amended and Restated Security Agreement, dated as of April 23, 2001, as amended and restated as of October 15, 2002, and as further amended and restated as of September 24, 2004, among WilTel, WilTel Communications, LLC, and the additional grantors party thereto in favor of Credit Suisse First Boston, acting through its Cayman Islands branch, as administrative agent, as first lien administrative agent and as second lien administrative agent (filed as Exhibit 99.2 to the Company's September 24, 2002 8-K).*

10.18 Exhibit 1 to the Agreement and Plan of Reorganization between the Company and TLC Associates, dated February 23, 1989 (filed as Exhibit 3 to Amendment No. 12 to the Schedule 13D dated December 29, 2004 of Ian M. Cumming and Joseph S. Steinberg with respect to the Company).*

10.19 Termination, Mutual Release and Settlement Agreement dated June 15, 2005 among the Company, WCGLLC, WCLLC, SBC, SBC Operations, Inc. and SBC Long Distance, LLC (filed as Exhibit 99.2 to the Company's June 15, 2005 8-K/A).*

10.20 Information Concerning Executive Compensation (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 11, 2007).*

10.21 Hotel Purchase Agreement, dated as of April 6, 2005, by and between HWB 2507 Kalakaua, LLC and Gaylord Entertainment Co. (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 (the "1st Quarter 2005 10-Q")).*

10.22 Stock Purchase Agreement, dated as of May 2, 2005, by and among the Company and the individuals named therein (filed as Exhibit 10.4 to the 1st Quarter 2005 10-Q).*

10.23 Purchase Agreement, dated as of October 30, 2005, among the Company, Baldwin Enterprises, Inc., Level 3 Communications, LLC and Level 3 Communications, Inc. ("Level 3") (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 30, 2005).*

10.24 Registration Rights and Transfer Restriction Agreement, dated as of December 23, 2005, by and among Level 3, the Company and Baldwin Enterprises. Inc. (filed as Exhibit 10.2 to Level 3's Current Report on Form 8-K dated December 23, 2005).*

10.25 Purchase and Sale Agreement ("Square 711 Purchase and Sale Agreement"), dated as of November 14, 2005, between Square 711 Developer, LLC and Walton Acquisition Holdings V, L.L.C., a Delaware limited liability company (filed as Exhibit 10.26 to the 2005 10-K).*

10.26 First Amendment to Square 711 Purchase and Sale Agreement, dated as of December 14, 2005 (filed as Exhibit 10.27 to the 2005 10-K).*

---

* Incorporated by reference.

10.27 Share Purchase Agreement, dated May 2, 2005, between Inmet Mining Corporation, the Company and MK Resources Company (filed as Exhibit 2 to Amendment No. 10 to the Schedule 13D dated May 2, 2005 of the Company with respect to MK Resources Company (the "MK 13D")).*

10.28 Agreement and Plan of Merger, dated as of May 2, 2005, among the Company, Marigold Acquisition Corp. and MK Resources Company (filed as Exhibit 3 to the MK 13D).*

10.29 Voting Agreement, dated as of May 2, 2005, between the Company and Inmet Mining Corporation (filed as Exhibit 4 to the MK 13D).*

10.30 Letter Agreement, dated March 30, 2005 between SBC Services, Inc. ("SBC Services") and WilTel Communications, LLC ("WCLLC") (filed as Exhibit 10.1 to the 1st Quarter 2005 10-Q).*

10.31 Letter Agreement, dated April 27, 2005 between SBC Services and WCLLC (filed as Exhibit 10.3 to the 1st Quarter 2005 10-Q).*

10.32 Letter Agreement, dated May 25, 2005 between SBC Services and WCLLC (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005).*

10.33 Master Services Agreement dated June 15, 2005 among WilTel Communications Group ("WCGLLC"), WilTel Local Network, LLC, SBC Services and SBC Communications Inc. ("SBC") (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K/A dated June 15, 2005 (the "June 15, 2005 8-K/A")).*

10.34 Form of Unit Purchase Agreement, dated as of April 6, 2006, by and among GAR, LLC, the Company, AA Capital Equity Fund, L.P., AA Capital Biloxi Co-Investment Fund, L.P. and HRHC Holdings, LLC (filed as Exhibit 10.1 to the 2nd Quarter 2006 10-Q).*

10.35 Form of Loan Agreement, dated as of April 6, 2006, by and among Goober Drilling, LLC, the Subsidiaries of Goober Drilling, LLC from time to time signatory thereto and the Company (filed as Exhibit 10.2 to the 2nd Quarter 2006 10-Q).*

10.36 Form of First Amendment to Loan Agreement, dated as of June 15, 2006, between Goober Drilling, LLC, the Subsidiaries of Goober Drilling, LLC from time to time signatory thereto and the Company (filed as Exhibit 10.3 to the 2nd Quarter 2006 10-Q).*

10.37 Form of First Amended and Restated Limited Liability Company Agreement of Goober Drilling, LLC, dated as of June 15, 2006, by and among Goober Holdings, LLC, Baldwin Enterprises, Inc., the Persons that become Members from time to time, John Special, Chris McCutchen, Jim Eden, Mike Brown and Goober Drilling Corporation (filed as Exhibit 10.4 to the 2nd Quarter 2006 10-Q).*

10.38 Form of Purchase and Sale Agreement, dated as of May 3, 2006, by and among LUK-Symphony Management, LLC, Symphony Health Services, LLC and RehabCare Group, Inc. (filed as Exhibit 10.5 to the 2nd Quarter 2006 10-Q).*

10.39 Form of Amendment No. 1, dated as of May 16, 2006, to the Amended and Restated Shareholders Agreement dated as of June 30, 2003, by and among Ian M. Cumming, Joseph S. Steinberg and the Company (filed as Exhibit 10.6 to the 2nd Quarter 2006 10-Q).*

10.40 Form of Credit Agreement, dated as of June 28, 2006, by and among the Company, the various financial institutions and other Persons from time to time party thereto and JPMorgan Chase Bank, National Association (filed as Exhibit 10.7 to the 2nd Quarter 2006 10-Q).*

10.41 Form of Subscription Agreement, dated as of July 15, 2006, by and among FMG Chichester Pty Ltd, the Company, and Fortescue Metals Group Ltd (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 (the "3rd Quarter 2006 10-Q")).*

---

* Incorporated by reference.

10.42 Form of Amending Agreement, dated as of August 18, 2006, by and among FMG Chichester Pty Ltd, the Company and Fortescue Metals Group Ltd (filed as Exhibit 10.2 to the 3rd Quarter 2006 10-Q).*

10.43 Compensation Information Concerning Non-Employee Directors (filed under item 1.01 of the Company's Current Report on Form 8-K dated May 22, 2006).*

10.44 Leucadia National Corporation 2006 Senior Executive Warrant Plan (filed as Annex B to the 2006 Proxy Statement).*

21 Subsidiaries of the registrant.

23.1 Consent of PricewaterhouseCoopers LLP with respect to the incorporation by reference into the Company's Registration Statement on Form S-8 (No. 333-51494).

23.2 Consent of PricewaterhouseCoopers, with respect to the inclusion in this Annual Report on Form 10-K the financial statements of Olympus Re Holdings, Ltd. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 333-51494).**

23.3 Consent of independent auditors from BDO Seidman, LLP with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of EagleRock Capital Partners (QP), LP and EagleRock Master Fund, LP and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 333-51494).**

23.4 Independent Auditors' Consent from KPMG LLP, with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of Jefferies Partners Opportunity Fund II, LLC and with respect to the incorporation by reference into the Company's Registration Statements on Form S-8 (No. 333-51494).**

31.1 Certification of Chairman of the Board and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of President pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.3 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chairman of the Board and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.***

32.2 Certification of President pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.***

32.3 Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.***

(c) Financial statement schedules.

(1) Olympus Re Holdings, Ltd. consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2005 and 2004.**

(2) EagleRock Capital Partners (QP), LP financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and EagleRock Master Fund, LP financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004.**

(3) Jefferies Partners Opportunity Fund II, LLC financial statements as of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005 and 2004.**

---

* Incorporated by reference.

** To be filed by amendment pursuant to Item 3-09(b) of Regulation S-X.

*** Furnished herewith pursuant to item 601(b) (32) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEUCADIA NATIONAL CORPORATION

February 28, 2007

By: /s/ Barbara L. Lowenthal
Barbara L. Lowenthal
Vice President and Comptroller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on the date set forth above.

Signature	Title
/s/ IAN M. CUMMING Ian M. Cumming	Chairman of the Board (Principal Executive Officer)
/s/ JOSEPH S. STEINBERG Joseph S. Steinberg	President and Director (Principal Executive Officer)
/s/ JOSEPH A. ORLANDO Joseph A. Orlando	Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ BARBARA L. LOWENTHAL Barbara L. Lowenthal	Vice President and Comptroller (Principal Accounting Officer)
/s/ PAUL M. DOUGAN Paul M. Dougan	Director
/s/ LAWRENCE D. GLAUBINGER Lawrence D. Glaubinger	Director
/s/ ALAN J. HIRSCHFIELD Alan J. Hirschfield	Director
/s/ JAMES E. JORDAN James E. Jordan	Director
/s/ JEFFREY C. KEIL Jeffrey C. Keil	Director
/s/ JESSE CLYDE NICHOLS, III Jesse Clyde Nichols, III	Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Leucadia National Corporation:

We have completed integrated audits of Leucadia National Corporation's consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1)(2) present fairly, in all material respects, the financial position of Leucadia National Corporation and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(1)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 and Note 13 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in "Management's Report on Internal Control Over Financial Reporting" appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
February 27, 2007

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2006 and 2005

(Dollars in thousands, except par value)

	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	**$ 287,199**	$ 386,957
Investments	**903,973**	1,323,562
Trade, notes and other receivables, net	**69,822**	377,216
Prepaids and other current assets	**105,215**	140,880
Total current assets	**1,366,209**	2,228,615
Non-current investments	**1,465,849**	977,327
Notes and other receivables, net	**24,999**	22,747
Intangible assets, net and goodwill	**59,437**	85,083
Deferred tax asset, net	**978,415**	1,094,017
Other assets	**401,689**	240,601
Property, equipment and leasehold improvements, net	**234,216**	237,021
Investments in associated companies	**773,010**	375,473
Total	**$5,303,824**	$5,260,884
Liabilities		
Current liabilities:		
Trade payables and expense accruals	**$ 127,739**	$ 230,636
Other current liabilities	**5,688**	52,925
Debt due within one year	**184,815**	175,664
Income taxes payable	**8,411**	15,171
Total current liabilities	**326,653**	474,396
Other non-current liabilities	**90,268**	121,893
Long-term debt	**974,646**	986,718
Total liabilities	**1,391,567**	1,583,007
Commitments and contingencies		
Minority interest	**18,982**	15,963
Shareholders' Equity		
Common shares, par value $1 per share, authorized 300,000,000 shares; 216,351,466 and 216,058,016 shares issued and outstanding, after deducting 56,881,489 and 56,874,929 shares held in treasury	**216,351**	216,058
Additional paid-in capital	**520,892**	501,914
Accumulated other comprehensive loss	**(4,726)**	(81,502)
Retained earnings	**3,160,758**	3,025,444
Total shareholders' equity	**3,893,275**	3,661,914
Total	**$5,303,824**	$5,260,884

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

For the years ended December 31, 2006, 2005 and 2004

(In thousands, except per share amounts)

	2006	2005	2004
Revenues and Other Income:			
Manufacturing	**$450,835**	$ 332,253	$ 64,055
Investment and other income	**294,678**	148,814	178,947
Net securities gains	**117,159**	208,816	136,564
	862,672	689,883	379,566
Expenses:			
Manufacturing cost of sales	**386,466**	281,451	45,055
Interest	**79,392**	65,523	60,557
Salaries and incentive compensation	**89,501**	71,884	34,811
Depreciation and amortization	**22,105**	18,070	18,959
Selling, general and other expenses	**151,388**	118,520	113,360
	728,852	555,448	272,742
Income from continuing operations before income taxes and equity in income (losses) of associated companies	**133,820**	134,435	106,824
Income tax (benefit) provision:			
Current	**(4,902)**	4,062	(27,786)
Deferred	**46,673**	(1,135,100)	7,242
	41,771	(1,131,038)	(20,544)
Income from continuing operations before equity in income (losses) of associated companies	**92,049**	1,265,473	127,368
Equity in income (losses) of associated companies, net of taxes	**37,720**	(45,133)	76,479
Income from continuing operations	**129,769**	1,220,340	203,847
Income (loss) from discontinued operations, net of taxes	**(3,960)**	115,329	(60,160)
Gain on disposal of discontinued operations, net of taxes	**63,590**	300,372	1,813
Net income	**$189,399**	$ 1,636,041	$145,500
Basic earnings (loss) per common share:			
Income from continuing operations	**$ .60**	$5.66	$ .96
Income (loss) from discontinued operations	**(.02)**	.54	(.29)
Gain on disposal of discontinued operations	**.30**	1.39	.01
Net income	**$ .88**	$7.59	$ .68
Diluted earnings (loss) per common share:			
Income from continuing operations	**$ .60**	$5.34	$ .93
Income (loss) from discontinued operations	**(.02)**	.50	(.27)
Gain on disposal of discontinued operations	**.27**	1.30	.01
Net income	**$ .85**	$7.14	$ .67

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31, 2006, 2005 and 2004

(In thousands, except par value and per share amounts)

	Common Shares $1 Par Value	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance, January 1, 2004	$212,471	$471,627	$ 152,251	$1,297,812	$2,134,161
Comprehensive income:					
Net change in unrealized gain (loss) on investments, net of taxes of $0			(8,592)		(8,592)
Net change in unrealized foreign exchange gain (loss), net of taxes of $0			6,807		6,807
Net change in unrealized gain (loss) on derivative instruments, net of taxes of $0			(355)		(355)
Net change in minimum pension liability, net of taxes of $0			(13,973)		(13,973)
Net income				145,500	145,500
Comprehensive income					129,387
Exercise of warrants to purchase common shares	2,400	16,760			19,160
Exercise of options to purchase common shares	330	2,516			2,846
Dividends ($.13 per common share)				(26,901)	(26,901)
Balance, December 31, 2004	215,201	490,903	136,138	1,416,411	2,258,653
Comprehensive income:					
Net change in unrealized gain (loss) on investments, net of taxes of $0			(175,577)		(175,577)
Net change in unrealized foreign exchange gain (loss), net of taxes of $0			(17,199)		(17,199)
Net change in unrealized gain (loss) on derivative instruments, net of taxes of $0			2,747		2,747
Net change in minimum pension liability, net of taxes of $0			(27,611)		(27,611)
Net income				1,636,041	1,636,041
Comprehensive income					1,418,401
Issuance of common shares on acquisition of minority interest in MK Resources Company	432	7,914			8,346
Exercise of options to purchase common shares	432	3,257			3,689
Purchase of common shares for treasury	(7)	(160)			(167)
Dividends ($.13 per common share)				(27,008)	(27,008)
Balance, December 31, 2005	216,058	501,914	(81,502)	3,025,444	3,661,914
Comprehensive income:					
Net change in unrealized gain (loss) on investments, net of taxes of $34,149			60,187		60,187
Net change in unrealized foreign exchange gain (loss), net of taxes of $2,137			3,768		3,768
Net change in unrealized gain (loss) on derivative instruments, net of taxes of $128			(224)		(224)
Net change in minimum pension liability, net of taxes of $6,958			12,263		12,263
Net income				189,399	189,399
Comprehensive income					265,393
Share-based compensation expense		15,164			15,164
Adjustment to initially apply SFAS 158, net of taxes of $444			782		782
Exercise of options to purchase common shares, including excess tax benefit	300	3,994			4,294
Purchase of common shares for treasury	(7)	(180)			(187)
Dividends ($.25 per common share)				(54,085)	(54,085)
Balance, December 31, 2006	$216,351	$520,892	$ (4,726)	$3,160,758	$3,893,275

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2006, 2005 and 2004

(In thousands)

	2006	2005	2004
Net cash flows from operating activities:			
Net income	**$ 189,399**	$ 1,636,041	$ 145,500
Adjustments to reconcile net income to net cash provided by operations:			
Deferred income tax provision (benefit)	**99,990**	(1,135,100)	7,242
Depreciation and amortization of property, equipment and leasehold improvements	**35,884**	186,428	232,600
Other amortization	**(11,884)**	3,068	3,316
Share-based compensation	**15,164**	–	–
Excess tax benefit from exercise of stock options	**(456)**	–	–
Provision for doubtful accounts	**1,089**	6,181	(5,366)
Net securities gains	**(117,159)**	(212,299)	(142,936)
Equity in (income) losses of associated companies	**(60,056)**	44,403	(91,546)
Distributions from associated companies	**75,725**	90,280	23,878
Net gains related to real estate, property and equipment, loan receivables and other assets	**(109,107)**	(29,386)	(60,866)
Gain on disposal of discontinued operations	**(99,456)**	(300,372)	(1,813)
Investments classified as trading, net	**4,469**	18,022	(68,612)
Net change in:			
Trade, notes and other receivables	**183,263**	20,850	19,578
Prepaids and other assets	**5,776**	(29,978)	11,491
Trade payables and expense accruals	**(73,342)**	54,344	19,654
Other liabilities	**(47,230)**	(36,427)	(52,250)
Deferred revenue	–	10,553	9,945
Income taxes payable	**(6,628)**	(2,537)	16,890
Other	**6,081**	(2,961)	1,732
Net cash provided by operating activities	**91,522**	321,110	68,437
Net cash flows from investing activities:			
Acquisition of property, equipment and leasehold improvements	**(39,021)**	(136,260)	(97,412)
Acquisition of and capital expenditures for real estate investments	**(71,505)**	(26,053)	(23,022)
Proceeds from disposals of real estate, property and equipment, and other assets	**188,836**	33,722	123,302
Proceeds from disposal of discontinued operations, net of expenses and cash of operations sold	**120,228**	459,094	22,311
Acquisitions, net of cash acquired	**(105,282)**	(170,516)	–
Collection of Premier Entertainment Biloxi, LLC's insurance proceeds	**109,383**	–	–
Net change in restricted cash	**(90,959)**	–	–
Principal collections on loan receivables	–	1,591	41,862
Proceeds from sale of loan receivables	–	–	157,134
Advances on notes and other receivables	**(31,518)**	(100)	(400)
Collections on notes and other receivables	**29,823**	1,721	27,789
Investments in associated companies	**(313,152)**	(34,466)	(69,398)
Capital distributions from associated companies	**4,845**	2,644	5,632
Investment in Fortescue Metals Group Ltd	**(408,030)**	–	–
Purchases of investments (other than short-term)	**(3,661,421)**	(3,350,651)	(2,534,404)
Proceeds from maturities of investments	**1,149,123**	1,262,577	869,707
Proceeds from sales of investments	**2,933,601**	1,979,288	1,460,181
Other	**(1,127)**	–	–
Net cash provided by (used for) investing activities	**(186,176)**	22,591	(16,718)

(continued)

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows, continued

For the years ended December 31, 2006, 2005 and 2004

(In thousands)

	2006	2005	2004
Net cash flows from financing activities:			
Net change in customer banking deposits	**$ –**	$ (24,565)	$(120,516)
Issuance of long-term debt, net of issuance costs	**96,676**	82,753	438,393
Reduction of long-term debt	**(66,223)**	(477,360)	(92,454)
Issuance of common shares	**3,838**	3,689	22,006
Purchase of common shares for treasury	**(187)**	(167)	–
Excess tax benefit from exercise of stock options	**456**	–	–
Dividends paid	**(54,085)**	(27,008)	(26,901)
Other	**14,313**	–	–
Net cash provided by (used for) financing activities	**(5,212)**	(442,658)	220,528
Effect of foreign exchange rate changes on cash	**108**	(1,034)	311
Net increase (decrease) in cash and cash equivalents	**(99,758)**	(99,991)	272,558
Cash and cash equivalents at January 1,	**386,957**	486,948	214,390
Cash and cash equivalents at December 31,	**$287,199**	$ 386,957	$ 486,948
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	**$ 82,072**	$ 96,958	$ 89,707
Income tax payments (refunds), net	**$ 6,707**	$ 3,486	$ (26,024)
Non-cash investing activities:			
Common stock issued for acquisition of MK Resources Company	**$ –**	$ 8,346	$ –

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations:

The Company is a diversified holding company engaged in a variety of businesses, including manufacturing, real estate activities, medical product development, winery operations and residual banking and lending activities that are in run-off. The Company also owns equity interests in operating businesses and investment partnerships which are accounted for under the equity method of accounting, including gaming entertainment, land based contract oil and gas drilling, real estate activities and development of a copper mine in Spain. The Company continuously evaluates the retention and disposition of its existing operations and investments and frequently investigates the acquisition of new businesses. Changes in the mix of the Company's owned businesses and investments should be expected.

The manufacturing operations are conducted through Idaho Timber, LLC ("Idaho Timber") and Conwed Plastics, LLC ("Conwed Plastics"). Idaho Timber's principal product lines include remanufacturing dimension lumber; remanufacturing, bundling and bar coding of home center boards for large retailers; and production of 5/4" radius-edge, pine decking. Idaho Timber also manufactures and/or distributes a number of other specialty wood products. Idaho Timber operates eleven facilities located throughout the United States.

Conwed Plastics manufactures and markets lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, packaging, agricultural, carpet padding, filtration and consumer products. Conwed Plastics manufacturing segment has three domestic manufacturing facilities, and it owns and operates a manufacturing and sales facility in Belgium.

The domestic real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land, all in various stages of development and all available for sale.

The Company's medical product development operations are conducted through Sangart, Inc. ("Sangart"), which became a majority-owned subsidiary of the Company in 2005. Sangart is developing a product called Hemospan®, which is a form of cell-free hemoglobin that is designed for intravenous administration to treat a wide variety of medical conditions, including use as an alternative to red blood cell transfusions.

The winery operations consist of two wineries, Pine Ridge Winery in Napa Valley, California and Archery Summit in the Willamette Valley of Oregon, which primarily produce and sell wines in the luxury segment of the premium table wine market.

During 2005, the banking and lending operations sold its remaining customer deposits and surrendered its national bank charter. The remaining operating activities are concentrated on collecting and servicing its remaining loan portfolio.

On June 14, 2006, a two-for-one stock split was effected in the form of a 100% stock dividend that was paid to shareholders of record on May 30, 2006. The financial statements (and notes thereto) give retroactive effect to the stock split for all periods presented.

Certain amounts for prior periods have also been reclassified to be consistent with the 2006 presentation, and to reflect as discontinued operations Symphony Health Services, LLC ("Symphony"), which was sold in July 2006, and ATX Communications, Inc. ("ATX"), which was sold in September 2006. For more information concerning the sales and the Company's other discontinued operations, see Note 5.

2. Significant Accounting Policies:

(a) ***Critical Accounting Estimates:*** The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates all of these estimates and assumptions. The following areas have been identified as critical accounting estimates because they have the potential to have a material impact on the Company's financial statements, and because they are based on assumptions which are used in the accounting records to reflect, at a specific point in time, events whose ultimate outcome won't be known until a later date. Actual results could differ from these estimates.

Income Taxes–The Company records a valuation allowance to reduce its deferred tax asset to the amount that is more likely than not to be realized. If in the future the Company were to determine that it would be able to realize its deferred tax asset in excess of its net recorded amount, an adjustment would increase income in such period. Similarly, if in the future the Company were to determine that it would not be able to realize all or part of its deferred tax asset, an adjustment would be charged to income in such period. The determination of the amount of the valuation allowance required is based, in significant part, upon the Company's projection of future taxable income at any point in time. The Company also records reserves for contingent tax liabilities based on the Company's assessment of the probability of successfully sustaining its tax filing positions.

During 2005, the Company's projections of future taxable income enabled it to conclude that it is more likely than not that it will have future taxable income sufficient to realize a portion of the Company's net deferred tax asset; accordingly, $1,135,100,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense. The Company's conclusion that a portion of the deferred tax asset is more likely than not to be realized is strongly influenced by its historical ability to generate significant amounts of taxable income. The Company's estimate of future taxable income considers all available evidence, both positive and negative, about its current operations and investments, includes an aggregation of individual projections for each material operation and investment, and includes all future years that the Company estimated it would have available net operating losses. The Company believes that its estimate of future taxable income is reasonable but inherently uncertain, and if its current or future operations and investments generate taxable income greater than the projected amounts, further adjustments to reduce the valuation allowance are possible. Conversely, if the Company realizes unforeseen material losses in the future, or its ability to generate future taxable income necessary to realize a portion of the deferred tax asset is materially reduced, additions to the valuation allowance could be recorded. At December 31, 2006, the balance of the deferred valuation allowance was approximately $911,800,000.

Impairment of Long-Lived Assets–In accordance with Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), the Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When testing for impairment, the Company groups its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (or asset group). The determination of whether an asset group is recoverable is based on management's estimate of undiscounted future cash flows directly attributable to the asset group as compared to its carrying value. If the carrying amount of the asset group is greater than the undiscounted cash flows, an impairment loss would be recognized for the amount by which the carrying amount of the asset group exceeds its estimated fair value.

As more fully discussed in Note 5, during 2005 an impairment loss of $42,400,000 was recorded to reduce the carrying amount of WilTel Communications Group, LLC's ("WilTel"), former headquarters facility to its estimated fair value.

2. Significant Accounting Policies, continued:

Impairment of Securities–Investments with an impairment in value considered to be other than temporary are written down to estimated fair value. The write-downs are included in net securities gains in the consolidated statements of operations. The Company evaluates its investments for impairment on a quarterly basis. The Company's determination of whether a security is other than temporarily impaired incorporates both quantitative and qualitative information; GAAP requires the exercise of judgment in making this assessment, rather than the application of fixed mathematical criteria. The Company considers a number of factors including, but not limited to, the length of time and the extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, the reason for the decline in fair value, changes in fair value subsequent to the balance sheet date, and other factors specific to the individual investment. The Company's assessment involves a high degree of judgment and accordingly, actual results may differ materially from the Company's estimates and judgments. The Company recorded impairment charges for securities of $12,900,000, $12,200,000 and $4,600,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Business Combinations–At acquisition, the Company allocates the cost of a business acquisition to the specific tangible and intangible assets acquired and liabilities assumed based upon their relative fair values. Significant judgments and estimates are often made to determine these allocated values, and may include the use of independent appraisals, consider market quotes for similar transactions, employ discounted cash flow techniques or consider other information the Company believes relevant. The finalization of the purchase price allocation will typically take a number of months to complete, and if final values are materially different from initially recorded amounts adjustments are recorded. Any excess of the cost of a business acquisition over the fair values of the net assets and liabilities acquired is recorded as goodwill which is not amortized to expense. Recorded goodwill of a reporting unit is required to be tested for impairment on an annual basis, and between annual testing dates if events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its net book value.

Subsequent to the finalization of the purchase price allocation, any adjustments to the recorded values of acquired assets and liabilities would be reflected in the Company's consolidated statement of operations. Once final, the Company is not permitted to revise the allocation of the original purchase price, even if subsequent events or circumstances prove the Company's original judgments and estimates to be incorrect. In addition, long-lived assets like property and equipment, amortizable intangibles and goodwill may be deemed to be impaired in the future resulting in the recognition of an impairment loss; however, under GAAP the methods, assumptions and results of an impairment review are not the same for all long-lived assets. The assumptions and judgments made by the Company when recording business combinations will have an impact on reported results of operations for many years into the future.

Purchase price allocations for all of the Company's recent acquisitions have been finalized. Adjustments to the initial purchase price allocations were not material.

Contingencies–The Company accrues for contingent losses when the contingent loss is probable and the amount of loss can be reasonably estimated. Estimates of the likelihood that a loss will be incurred and of contingent loss amounts normally require significant judgment by management, can be highly subjective and are subject to material change with the passage of time as more information becomes available. As of December 31, 2006, the Company's accrual for contingent losses was not material.

(b) *Consolidation Policy:* The consolidated financial statements include the accounts of the Company, all variable interest entities of which the Company or a subsidiary is the primary beneficiary, and all majority-controlled entities that are not variable interest entities. All intercompany transactions and balances are eliminated in consolidation.

Associated companies are investments in equity interests that are accounted for on the equity method of accounting. These include investments in corporations that the Company does not control but has the ability to

2. Significant Accounting Policies, continued:

exercise significant influence, investments in limited partnerships in which the Company's interest is more than minor and its investment in Premier Entertainment Biloxi, LLC ("Premier"), as discussed more fully below.

(c) ***Cash Equivalents:*** The Company considers short-term investments, which have maturities of less than three months at the time of acquisition, to be cash equivalents. Cash and cash equivalents include short-term investments of $158,100,000 and $295,600,000 at December 31, 2006 and 2005, respectively.

(d) ***Investments:*** At acquisition, marketable debt and equity securities are designated as either i) held to maturity, which are carried at amortized cost, ii) trading, which are carried at estimated fair value with unrealized gains and losses reflected in results of operations, or iii) available for sale, which are carried at estimated fair value with unrealized gains and losses reflected as a separate component of shareholders' equity, net of taxes. Equity securities that do not have readily determinable fair values are carried at cost. The cost of securities sold is based on average cost.

Held to maturity investments are made with the intention of holding such securities to maturity, which the Company has the ability to do. Estimated fair values are principally based on quoted market prices.

(e) ***Property, Equipment and Leasehold Improvements:*** Property, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided principally on the straight-line method over the estimated useful lives of the assets or, if less, the term of the underlying lease.

(f) ***Revenue Recognition:*** Revenues are recognized when the following conditions are met: (1) collectibility is reasonably assured; (2) title to the product has passed or the service has been rendered and earned; (3) persuasive evidence of an arrangement exists; and (4) there is a fixed or determinable price. Manufacturing revenues are recognized when title passes, which for Idaho Timber is generally upon the customer's receipt of the goods and for Conwed Plastics upon shipment of goods. Revenue from the sale of real estate is generally recognized when title passes; however, if the Company is obligated to make improvements to the real estate subsequent to closing, a portion of revenues are deferred and recognized under the percentage of completion method of accounting.

(g) ***Cost of Sales:*** Manufacturing inventories are stated at the lower of cost or market, with cost determined under the first-in-first-out method. Manufacturing cost of sales principally includes product and manufacturing costs, inbound and outbound shipping costs and handling costs.

(h) ***Research and Development Costs:*** Research and development costs are expensed as incurred.

(i) ***Income Taxes:*** The Company provides for income taxes using the liability method. The future benefit of certain tax loss carryforwards and future deductions is recorded as an asset. A valuation allowance is provided if deferred tax assets are not considered to be more likely than not to be realized.

(j) ***Derivative Financial Instruments:*** The Company reflects its derivative financial instruments in its balance sheet at fair value. The Company has utilized derivative financial instruments to manage the impact of changes in interest rates on certain debt obligations, hedge net investments in foreign subsidiaries and manage foreign currency risk on certain available for sale securities. Although the Company believes that these derivative financial instruments are practical economic hedges of the Company's risks, except for the hedge of the net investment in foreign subsidiaries, they do not meet the effectiveness criteria under GAAP, and therefore are not accounted for as hedges.

Amounts recorded as income in investment and other income as a result of accounting for its derivative financial instruments were $1,200,000 and $1,700,000 for the years ended December 31, 2006 and 2005, respectively, and not material for 2004. Net unrealized losses on derivative instruments were $1,200,000 and $1,000,000 at December 31, 2006 and 2005, respectively.

2. Significant Accounting Policies, continued:

(k) ***Translation of Foreign Currency:*** Foreign currency denominated investments and financial statements are translated into U.S. dollars at current exchange rates, except that revenues and expenses are translated at average exchange rates during each reporting period; resulting translation adjustments are reported as a component of shareholders' equity. Net foreign exchange transaction losses were $2,700,000 for each of 2006 and 2005, and not material for 2004. Net unrealized foreign exchange translation gains (losses) were $900,000, $(2,900,000) and $14,300,000 at December 31, 2006, 2005 and 2004, respectively.

(l) ***Share-Based Compensation:*** Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R"), using the modified prospective method. SFAS 123R requires that the cost of all share-based payments to employees, including grants of employee stock options and warrants, be recognized in the financial statements based on their fair values. The cost is recognized as an expense over the vesting period of the award. Prior to adoption of SFAS 123R, no compensation cost was recognized in the statements of operations for the Company's share-based compensation plans; the Company disclosed certain pro forma amounts as required. The fair value of each award is estimated at the date of grant using the Black-Scholes option pricing model.

(m) ***Recently Issued Accounting Standards:*** In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN 48"), which prescribes the accounting for and disclosure of uncertainty in income tax positions. FIN 48 defines the criteria that must be met before any part of the benefit of a tax position can be recognized in the financial statements, provides guidance for the measurement of tax benefits recognized and guidance for classification and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company continues to evaluate the impact of adopting FIN 48 on its consolidated financial statements but does not expect it to be material; however, additional footnote disclosures will be required.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157 on its consolidated financial statements.

3. Acquisitions:

Premier

During 2006, the Company indirectly acquired a controlling voting interest in Premier for an aggregate purchase price of $90,800,000, excluding expenses. The Company owns approximately 46% of the common units of Premier and all of Premier's preferred units, which accrue an annual preferred return of 17%. The Company also acquired Premier's junior subordinated note due August 2012, with an outstanding balance at acquisition of $13,400,000, and has made an $8,100,000 12% loan to Premier that matures in May 2007. All of Premier's equity interests are pledged to secure repayment of Premier's outstanding $160,000,000 principal amount of 10¾% First Mortgage Notes due February 1, 2012 (the "Premier Notes"). In addition, the Company agreed to provide up to $40,000,000 of construction financing to Premier's general contractor by purchasing the contractor's receivables from Premier if the receivables are more than ten days past due ($11,300,000 is outstanding at December 31, 2006). At acquisition, the Company consolidated Premier as a result of its controlling voting interest.

Premier owns the Hard Rock Hotel & Casino Biloxi ("Hard Rock Biloxi"), located in Biloxi, Mississippi, which was severely damaged by Hurricane Katrina and which is currently being rebuilt. Prior to Hurricane Katrina, Premier purchased a comprehensive blanket insurance policy providing up to $181,100,000 in coverage for

3. Acquisitions, continued:

damage to real and personal property, including business interruption coverage. Premier has received payments from various insurance carriers aggregating $160,900,000 with respect to $168,200,000 face amount of coverage; the remaining $12,900,000 face amount of coverage has not been settled and is currently in litigation. All insurance settlements have been placed on deposit into restricted accounts under the control of the indenture trustee of the Premier Notes.

On September 19, 2006, Premier and its subsidiary filed voluntary petitions for reorganization under chapter 11 of title 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). Premier filed its petitions in order to seek the Court's assistance in gaining access to Hurricane Katrina-related insurance proceeds which had been denied to Premier by its pre-petition secured bondholders. Premier continues to operate its business as "debtors in possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. The Company deconsolidated Premier effective with the filing of the voluntary petitions, and has classified its net investment in Premier as an investment in an associated company ($125,600,000 as of December 31, 2006, including all loans and equity interests). The bankruptcy filings were made to give Premier access to the insurance proceeds, the proceedings are not expected to last for an extended period and creditors are expected to receive the amounts owed to them. For these reasons, the Company believes that the application of the equity method of accounting during the pendency of the bankruptcy proceedings is appropriate. The Company has also committed to provide up to $180,000,000 to finance Premier's plan of reorganization, which would principally be used to pay-off the Premier Notes. Upon its emergence from bankruptcy proceedings, the Company expects that Premier will be accounted for as a consolidated subsidiary.

Summarized financial information for Premier as of December 31, 2006 is as follows (in thousands):

Assets:	
Current assets	$ 8,693
Non-current assets (a)	323,898
Total assets	$332,591
Liabilities:	
Current liabilities (b)	$206,963
Non-current liabilities	8
Total liabilities	206,971
Shareholders' equity	125,620
Total liabilities and shareholders' equity	$332,591

(a) Includes $11,900,000 of intangible assets, $175,400,000 of net property and equipment and $134,200,000 of restricted cash, substantially all of which is held by the indenture trustee of the Premier Notes.

(b) Includes bonds and notes payable of $174,700,000.

Hurricane Katrina completely destroyed the Hard Rock Biloxi's casino, which was a facility built on floating barges, and caused significant damage to the hotel and related structures. The threat of hurricanes remains a risk to the existing facilities and to the new casino, which will be constructed over water on concrete pilings that will greatly improve the structural integrity of the facility. In July 2006, Premier purchased a new insurance policy providing up to $149,300,000 in coverage for damage to real and personal property and up to the lesser of six months or $30,000,000 of business interruption and delayed opening coverage. The coverage is syndicated through several insurance carriers, each with an A.M. Best rating of A- (Excellent) or better. The policy provides coverage for the existing structures, as well as for the repair and rebuild of the hotel, low rise building and parking garage and the construction of the new casino.

3. Acquisitions, continued:

Although the insurance policy is an "all risk" policy, weather catastrophe occurrence ("WCO"), which is defined to include damage caused by a named storm, is limited to $50,000,000 with a deductible equal to the greater of $7,000,000 or 5% of total insured values at risk. WCO coverage is subject to mandatory reinstatement of coverage for an additional pre-determined premium.

Premier's current insurance policy expires in July 2007; Premier expects it will purchase new insurance coverage that will be in effect for the balance of the 2007 hurricane season. Premiums for WCO policies have increased dramatically as a result of Hurricane Katrina, and the amount of coverage that can be purchased has also been reduced as insurance companies seek to reduce their exposure to such events. Premier cannot currently estimate how much insurance will be available to it at an acceptable premium.

NSW, LLC U.S. ("NSW")

In February 2005, Conwed Plastics acquired the assets of NSW for a purchase price of approximately $26,600,000; based upon its allocation of the purchase price the Company recorded an aggregate of $10,200,000 of intangible assets and $8,200,000 of goodwill. NSW has a manufacturing and distribution facility in Roanoke, Virginia, which manufactures a variety of products including produce and packaging nets, header label bags, case liners and heavy weight nets for drainage and erosion control purposes. For more information concerning intangible assets and goodwill, see Note 8.

Idaho Timber

In May 2005, the Company acquired Idaho Timber for total cash consideration of $133,600,000, including working capital adjustments and expenses, and has consolidated Idaho Timber from the date of acquisition. Based upon its allocation of the purchase price, the Company recorded Idaho Timber intangible assets of $45,100,000.

INTL

In July 2004, the Company invested $50,000,000 in INTL Consilium Emerging Market Absolute Return Fund, LLC ("INTL"), a limited liability company that is invested in a master fund which primarily invests in emerging markets debt and equity securities. INTL and the master fund are managed and controlled by an investment manager who has full discretion over investment and operating decisions. In accordance with FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities", INTL is a variable interest entity and the Company is currently the primary beneficiary; as a result, the Company accounts for its investment in INTL as a consolidated subsidiary. In October 2004, the Company invested an additional $25,000,000 in INTL. In December 2006, the Company redeemed $10,000,000 of its investment and has requested an additional redemption of $40,000,000 during the first quarter of 2007. The redemption in 2007 may result in the Company deconsolidating INTL and classifying its remaining investment as an investment in an associated company. At December 31, 2006, INTL had total assets of $95,300,000 which are primarily reflected as investments in the Company's consolidated balance sheet, and its liabilities were not material.

The creditors of INTL have recourse only to the assets of INTL and do not have recourse to any other assets of the Company. The Company can generally withdraw its capital account interest upon 90 days notice, subject to the manager's ability to liquidate security positions in an orderly manner. The Company recorded $5,100,000, $9,900,000 and $2,200,000 of pre-tax income relating to INTL for the years ended December 31, 2006, 2005 and 2004, respectively.

4. Investments in Associated Companies:

The Company has investments in several Associated Companies. The amounts reflected as equity in income (losses) of associated companies in the consolidated statements of operations are net of income tax provisions of $22,400,000, $700,000 and $15,000,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Included in consolidated retained earnings at December 31, 2006 is approximately $65,600,000 of undistributed earnings of the associated companies.

Goober Drilling, LLC ("Goober")

In the second quarter of 2006, the Company acquired a 30% limited liability company interest in Goober for aggregate consideration of $60,000,000, excluding expenses, and agreed to lend to Goober, on a secured basis, up to $126,000,000 (all of which was loaned at December 31, 2006) to finance new rig equipment purchases and construction costs and to repay existing debt. Goober is a land based contract oil and gas drilling company based in Stillwater, Oklahoma that provides land based drilling services to exploration and production companies in the Mid-Continent Region of the U.S., primarily in Oklahoma and Texas. In January 2007, the loan facility was further amended to increase the interest rate on the facility to LIBOR plus 5%, and to provide Goober with an additional secured credit facility for up to $45,000,000 at an interest rate of LIBOR plus 10%. In addition, the Company increased its equity interest in Goober to 42% for an additional equity investment of $25,000,000. The additional funding was required primarily due to increased raw material and labor costs to construct the new rigs and working capital needs due to delays in rig construction. For the year ended December 31, 2006, the Company recorded $2,000,000 of pre-tax income from this investment under the equity method of accounting.

The Company's investment in Goober exceeds the Company's share of its underlying net assets by approximately $36,000,000 at December 31, 2006. Substantially all of this excess is being amortized over a three to fifteen year period.

Cobre Las Cruces, S.A. ("CLC")

CLC is a Spanish company that holds the exploration and mineral rights to the Las Cruces copper deposit in the Pyrite Belt of Spain. It was a consolidated subsidiary of the Company from its acquisition in September 1999 until August 2005, at which time the Company sold a 70% interest to Inmet Mining Corporation ("Inmet"), a Canadian-based global mining company traded on the Toronto stock exchange (Symbol: IMN). Inmet acquired the interest in CLC in exchange for 5,600,000 newly issued Inmet common shares, representing approximately 11.6% of Inmet's current outstanding common shares. The Inmet shares were recorded at their fair value of approximately $78,000,000, and the Company recorded a pre-tax gain on the sale of $10,500,000, which is reflected in the caption investment and other income. For more information on the Inmet shares, see Note 6. The Company retains a 30% interest in CLC.

CLC entered into an agreement with third party lenders for project financing consisting of a ten year senior secured credit facility of up to $240,000,000 and a senior secured bridge credit facility of up to €69,000,000 to finance subsidies and value-added tax. The Company and Inmet have guaranteed 30% and 70%, respectively, of the obligations outstanding under both facilities until completion of the project as defined in the project financing agreement. At December 31, 2006 approximately $74,200,000 was outstanding under the senior secured credit facility and €21,000,000 was outstanding under the senior secured bridge credit facility. The Company and Inmet have also committed to provide financing to CLC which is currently estimated to be €156,000,000 ($205,000,000 at exchange rates in effect on February 15, 2007), of which the Company's share will be 30% ($26,100,000 of which has been loaned as of December 31, 2006). For the years ended December 31, 2006 and 2005, the Company recorded pre-tax income (losses) of $3,800,000 and $(1,600,000), respectively, from this investment under the equity method of accounting.

4. Investments in Associated Companies, continued:

HomeFed Corporation ("HomeFed")

During 2002, the Company sold one of its real estate subsidiaries, CDS Holding Corporation ("CDS"), to HomeFed for a purchase price of $25,000,000, consisting of $1,000,000 in cash and 2,474,226 shares of HomeFed's common stock, which represented approximately 30% of HomeFed's outstanding common stock. For the years ended December 31, 2006, 2005 and 2004, the Company recorded $2,900,000, $5,800,000 and $10,000,000, respectively, of pre-tax income from this investment under the equity method of accounting. HomeFed is engaged, directly and through subsidiaries, in the investment in and development of residential real estate projects in the State of California. HomeFed is a public company traded on the NASD OTC Bulletin Board (Symbol: HOFD).

As a result of a 1998 distribution to all of the Company's shareholders, approximately 7.3% and 8.2% of HomeFed is owned by the Company's Chairman and President, respectively. Both are also directors of HomeFed and the Company's President serves as HomeFed's Chairman.

Jefferies Partners Opportunity Fund II, LLC ("JPOF II")

During 2000, the Company invested $100,000,000 in the equity of JPOF II, a limited liability company, which is a registered broker-dealer. JPOF II is managed by Jefferies & Company, Inc. ("Jefferies"), a full service investment bank to middle market companies. JPOF II invests in high yield securities, special situation investments and distressed securities and provides trading services to its customers and clients. For the years ended December 31, 2006, 2005 and 2004, the Company recorded $26,200,000, $23,600,000 and $16,200,000, respectively, of pre-tax income from this investment under the equity method of accounting. These earnings were distributed by JPOF II as dividends shortly after the end of each year.

Wintergreen Partners Fund, L.P. ("Wintergreen")

The Company has invested an aggregate of $50,000,000 in Wintergreen, a limited partnership that invests in domestic and foreign debt and equity securities. For the years ended December 31, 2006 and 2005, the Company recorded $11,000,000 and $500,000, respectively, of pre-tax income from this investment under the equity method of accounting. At December 31, 2006, the book value of the Company's investment in Wintergreen was $61,500,000.

EagleRock Capital Partners (QP), LP ("EagleRock")

During 2001, the Company invested $50,000,000 in EagleRock, a limited partnership that invests and trades in securities and other investment vehicles. At December 31, 2006, the book value of the Company's equity investment in EagleRock was $60,400,000, which is net of aggregate distributions of $48,200,000 that were received during 2006 and $3,700,000 in 2004. The Company is currently in discussions with EagleRock as to the timing and manner in which the Company's remaining investment will be remitted by EagleRock to the Company. Pre-tax income (losses) of $16,400,000, $(28,900,000) and $29,400,000 for the years ended December 31, 2006, 2005 and 2004, respectively, were recorded from this investment under the equity method of accounting.

Safe Harbor Domestic Partners L.P. ("Safe Harbor")

In January 2006, the Company invested $50,000,000 in Safe Harbor, a limited partnership which will principally invest in the securities of Japanese public companies. For the year ended December 31, 2006, the Company recorded $7,600,000 of pre-tax losses from this investment under the equity method of accounting.

4. Investments in Associated Companies, continued:

Union Square

Union Square, two entities in which the Company had non-controlling equity interests, sold their respective interests in an office complex located on Capitol Hill in Washington, D.C. during 2005. Including repayment of its mortgage loans at closing, the Company's share of the net proceeds was $73,200,000, and the Company recognized a pre-tax gain of $72,300,000 for the year ended December 31, 2005.

Olympus Re Holdings, Ltd. ("Olympus")

During 2001, the Company invested $127,500,000 for a 25% common stock interest in Olympus, a newly formed Bermuda reinsurance company primarily engaged in the property excess, marine and aviation reinsurance business. In 2003, the Company sold a portion of its common shares of Olympus back to Olympus for total proceeds of $79,500,000 as part of an issuer tender offer available to all of its shareholders.

During 2005, Olympus recorded significant losses as a result of estimated insurance claims from Hurricanes Katrina, Rita and Wilma. In early 2006, Olympus raised a significant amount of new equity to replace some, but not all of the capital that was lost as a result of the 2005 hurricanes. Since the Company did not invest additional capital in Olympus, its equity interest was diluted (to less than 4%) such that it no longer applied the equity method of accounting for this investment subsequent to December 31, 2005. For the years ended December 31, 2005 and 2004, the Company recorded $(120,100,000) and $9,700,000, respectively, of pre-tax income (losses) from this investment under the equity method of accounting. In addition, during 2005, the Company recorded an impairment loss of $3,700,000 to reduce the book value of its investment to zero.

Pershing Square, L.P. ("Pershing")

In January 2004, the Company invested $50,000,000 in Pershing, a limited partnership that is authorized to engage in a variety of investing activities. The Company redeemed its interest as of December 31, 2004, and the total amount due from Pershing of $71,300,000 was paid during the first quarter of 2005.

The following table provides summarized data with respect to the Associated Companies accounted for on the equity method of accounting included in results of operations for the three years ended December 31, 2006. (Amounts are in thousands.)

	2006	2005
Assets	**$3,553,900**	$2,750,800
Liabilities	**1,980,500**	1,873,300
Net assets	**$1,573,400**	$ 877,500
The Company's portion of the reported net assets	**$ 770,800**	$ 379,100

	2006	2005	2004
Total revenues	**$ 640,400**	$ 984,400	$916,900
Income (loss) from continuing operations before extraordinary items	**$ 214,600**	$ (484,200)	$223,200
Net income (loss)	**$ 214,600**	$ (484,200)	$223,200
The Company's equity in net income (loss)	**$ 60,100**	$ (44,400)	$ 91,500

Except for its investment in CLC, the Company has not provided any guarantees, nor is it contingently liable for any of the liabilities reflected in the above table. All such liabilities are non-recourse to the Company. The Company's exposure to adverse events at the investee companies is limited to the book value of its investment.

5. Discontinued Operations:

Symphony

In July 2006, the Company sold Symphony to RehabCare Group, Inc. for approximately $107,000,000. After satisfaction of Symphony's outstanding credit agreement by the buyer ($31,700,000 at date of sale) and certain sale related obligations, the Company realized net cash proceeds of $62,300,000 and recorded a pre-tax gain on sale of discontinued operations of $53,300,000 ($33,500,000 after tax).

The Company has not classified Symphony's assets and liabilities as discontinued operations because the balances are not material. Summarized information for Symphony's assets and liabilities at December 31, 2005 is as follows (in thousands):

Current assets	$52,470
Non-current assets	3,165
Total assets	$55,635
Current liabilities	$45,262
Non-current liabilities	280
Total liabilities	$45,542

At December 31, 2005, current assets principally consisted of trade receivables and current liabilities principally consisted of trade payables and amounts due under Symphony's credit agreement.

ATX

In September 2006, the Company sold ATX to Broadview Networks Holdings, Inc. for aggregate cash consideration of approximately $85,700,000 and recorded a pre-tax gain on sale of discontinued operations of $41,600,000 ($26,100,000 after tax).

The Company has not classified ATX's assets and liabilities as discontinued operations because the balances are not material. Summarized information for ATX's assets and liabilities at December 31, 2005 is as follows (in thousands):

Current assets	$40,308
Non-current assets	48,550
Total assets	$88,858
Current liabilities	$32,479
Non-current liabilities	2,001
Total liabilities	$34,480

At December 31, 2005, current assets principally consisted of cash and trade receivables, non-current assets principally consisted of property and equipment and intangible assets and goodwill, and current liabilities principally consisted of trade payables.

WilTel Communications Group, LLC ("WilTel")

In December 2005, the Company sold WilTel to Level 3 Communications, Inc. ("Level 3") for aggregate cash consideration of $460,300,000 (net of estimated working capital adjustments of approximately $25,500,000), and

5. Discontinued Operations, continued:

115,000,000 newly issued shares of Level 3 common stock. In connection with the sale, the Company retained certain assets and liabilities of WilTel that were not purchased by Level 3. The retained assets include (i) WilTel's headquarters building (including the adjacent parking garage) located in Tulsa, Oklahoma, (ii) cash and cash equivalents in excess of $100,000,000, (iii) corporate aircraft and related capital lease obligations, and (iv) marketable securities. In addition, the Company retained all of WilTel's right to receive certain cash payments from AT&T Inc. (formerly SBC Communications Inc.) totaling $236,000,000, of which $37,500,000 was received prior to closing and the balance was received during 2006. Prior to the closing, WilTel repaid its long-term debt obligations using its funds, together with $220,000,000 of funds advanced by the Company. The retained liabilities also include WilTel's defined benefit pension plan and supplemental retirement plan obligation and certain other employee related liabilities. The agreement with Level 3 requires that all parties make the appropriate filings to treat the purchase of WilTel as a purchase of assets for federal, state and local income and franchise tax purposes. As a result, WilTel's net operating loss carryforwards ("NOLs"), as well as any tax losses generated by the sale, remained with the Company. For more information on the Company's NOLs, see Note 16.

The Company recorded a pre-tax gain on disposal of WilTel of $243,800,000 ($243,800,000 after tax). The calculation of the gain on sale included: (1) the cash proceeds received from Level 3, net of estimated working capital adjustments; (2) the fair value of the Level 3 common shares of $339,300,000, based on the $2.95 per share closing price of Level 3 common stock immediately prior to closing; (3) the amount of the AT&T cash payments that had not been previously accrued prior to closing ($175,900,000); (4) an impairment charge for WilTel's headquarters building described below; and (5) the net book value of the net assets sold and estimated expenses and other costs related to the transaction.

The Company concluded that the change in the use of WilTel's former headquarters facility to a property held for investment was a change in circumstances which indicated that the carrying amount of the facility might not be recoverable. On the closing date of the sale to Level 3, the carrying amount of the facility was $96,500,000; based on the assumptions discussed below the Company concluded that the carrying amount was not recoverable, and an impairment loss of $42,400,000 was recorded reducing the gain on disposal of discontinued operations.

The facility is a fifteen story, 740,000 square foot office building located in downtown Tulsa, Oklahoma for which construction was substantially completed in 2001, with a total of approximately 640,000 rentable square feet. Approximately 236,000 square feet of the rentable space is leased to various tenants under primarily short-term leases that expire at the end of 2008, subject to renewal options. The building is considered to be Class A office space, and the Company believes that the best value for the building would be obtained by selling the building to an owner/occupant. The facility is being marketed for sale at a gross selling price of $80,000,000, including furniture, fixtures and equipment.

The Company utilized a discounted cash flow technique to determine the fair value of the facility. In order to estimate the amount which could ultimately be realized upon the sale of the facility, the Company had a market analysis prepared of sales and leasing activity for the downtown Tulsa market. The analysis identified the range of historical selling prices for properties of comparable quality, including the age, size and occupancy rates of the properties sold, properties currently available for sale or lease, current market occupancy rates and recent leasing rates. Since the facility is being marketed to an owner/occupant, the cash flow estimates reflect that it may take from two to five years before a buyer is identified and the facility can be sold. The cash flow estimates assume that tenants will only fulfill their minimum rental commitment; the Company did not assume that space which is currently vacant will be leased, which results in negative operating cash flow prior to sale. The Company's cash flow estimates reflect a range of possible outcomes since the timing of the sale and the ultimate price that the Company will realize for the facility is uncertain.

5. Discontinued Operations, continued:

For the year ended December 31, 2006, gain on disposal of discontinued operations includes $2,400,000 of pre-tax gains ($1,500,000 after tax) principally for the resolution of certain sale-related contingencies and obligations and working capital adjustments related to WilTel.

Real Estate

In May 2005, the Company sold its 716-room Waikiki Beach hotel and related assets for an aggregate purchase price of $107,000,000, before closing costs and other required payments. After satisfaction of mortgage indebtedness on the hotel of $22,100,000 at closing, the Company received net cash proceeds of approximately $73,000,000, and recorded a pre-tax gain of $56,600,000 ($56,600,000 after tax) reflected in discontinued operations for the year ended December 31, 2005. Historical operating results for the hotel were not material.

In October 2004, the Company sold a commercial real estate property and classified it as a discontinued operation. During the second quarter of 2004, the Company recorded a non-cash charge of approximately $7,100,000 to reduce the carrying amount of this property to its estimated fair value. The Company recorded an additional pre-tax loss of $600,000 when the sale closed, resulting principally from mortgage prepayment penalties incurred upon satisfaction of the property's mortgage.

Other

Gain on disposal of discontinued operations for 2006 includes a pre-tax loss of $900,000 from the sale of the Company's gas properties during the third quarter. Income (loss) from discontinued operations for 2006 includes $2,900,000 of pre-tax losses related to these gas properties; amounts for the 2005 and 2004 periods were not material.

In 2006, the Company received $3,000,000 from a former insurance subsidiary which, for many years, has been undergoing liquidation proceedings controlled by state insurance regulators. The Company reflected the amount received as a gain on disposal of discontinued operations. For income tax purposes, the payment is treated as a non-taxable distribution paid by a subsidiary; as a result, no tax expense has been recorded.

In December 2005, the Company sold its interest in an Argentine shoe manufacturer that had been acquired earlier in the year. Although there was no material gain or loss on disposal, results of discontinued operations during 2005 include a pre-tax loss of $4,400,000 ($4,400,000 after tax).

In the fourth quarter of 2004, the Company sold its geothermal power business and classified it as a discontinued operation. The Company received proceeds of $14,800,000, net of closing costs, and recognized a pre-tax gain of $200,000.

During 2004, the Company recorded $2,200,000 as gain on disposal of discontinued operations (net of minority interest), which represented the estimated fair value of warrants whose vesting criteria became satisfied. These warrants had been received during 2003 as part of the sales proceeds from the discontinued operations of WebLink Wireless, Inc. The gain was not reduced for any federal income tax expense due to WebLink's large net operating loss carryforwards.

5. Discontinued Operations, continued:

A summary of the results of discontinued operations is as follows for the three year period ended December 31, 2006 (in thousands):

	2006	2005	2004
Revenues and other income:			
Telecommunications revenues	**$118,987**	$1,855,130	$1,582,948
Healthcare revenues	**110,370**	239,046	257,262
Investment and other income	**2,790**	116,006	42,404
Net securities gains	**–**	3,483	6,372
	232,147	2,213,665	1,888,986
Expenses:			
Telecommunications cost of sales	**72,231**	1,290,409	1,129,248
Healthcare cost of sales	**95,628**	203,149	216,333
Interest	**1,321**	30,389	36,612
Salaries	**26,889**	180,348	153,069
Depreciation and amortization	**10,018**	171,395	208,495
Selling, general and other expenses	**29,888**	222,679	205,037
	235,975	2,098,369	1,948,794
Income (loss) from discontinued operations before income taxes	**(3,828)**	115,296	(59,808)
Income tax provision (benefit)	**132**	(33)	352
Income (loss) from discontinued operations, net of taxes	**$ (3,960)**	$ 115,329	$ (60,160)

6. Investments:

A summary of investments classified as current assets at December 31, 2006 and 2005 is as follows (in thousands):

	2006		2005	
	Amortized Cost	**Carrying Value and Estimated Fair Value**	Amortized Cost	Carrying Value and Estimated Fair Value
Investments available for sale	**$803,034**	**$809,927**	$1,206,973	$1,206,195
Trading securities	**79,526**	**80,321**	103,978	105,541
Other investments, including accrued interest income	**13,725**	**13,725**	11,826	11,826
Total current investments	**$896,285**	**$903,973**	$1,322,777	$1,323,562

Notes to Consolidated Financial Statements, continued

6. Investments, continued:

The amortized cost, gross unrealized gains and losses and estimated fair value of available for sale investments classified as current assets at December 31, 2006 and 2005 are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2006				
Bonds and notes:				
United States Government and agencies	**$ 440,375**	**$ 99**	**$ 155**	**$ 440,319**
U.S. Government-Sponsored Enterprises	**192,357**	**2**	**100**	**192,259**
All other corporates	**165,396**	**5,202**	**56**	**170,542**
Total fixed maturities	**798,128**	**5,303**	**311**	**803,120**
Equity securities:				
Industrial, miscellaneous and all other	**4,906**	**1,901**	–	**6,807**
Total equity securities	**4,906**	**1,901**	–	**6,807**
Total	**$ 803,034**	**$7,204**	**$ 311**	**$ 809,927**
2005				
Bonds and notes:				
United States Government and agencies	$ 818,967	$ 107	$ 597	$ 818,477
U.S. Government-Sponsored Enterprises	199,030	17	377	198,670
Foreign governments	1,503	17	–	1,520
All other corporates	187,473	476	421	187,528
Total	$1,206,973	$ 617	$1,395	$1,206,195

Trading securities at December 31, 2006 and 2005 is comprised of other investments, principally INTL's investment in a master fund.

A summary of non-current investments at December 31, 2006 and 2005 is as follows (in thousands):

	2006		2005	
	Amortized Cost	**Carrying Value and Estimated Fair Value**	Amortized Cost	Carrying Value and Estimated Fair Value
Investments available for sale	**$1,131,198**	**$1,283,261**	$762,178	$825,716
Other investments	**182,588**	**182,588**	151,611	151,611
Total non-current investments	**$1,313,786**	**$1,465,849**	$913,789	$977,327

Other non-current investments include 5,600,000 common shares of Inmet, which have a cost and carrying value of $78,000,000 at December 31, 2006 and 2005. Although the Inmet shares have registration rights, they may not be sold until the earlier of August 2009 or the date on which the Company is no longer obligated under the guarantee of CLC's credit facilities. At acquisition, the fair value of the Inmet common stock was determined to be approximately 90% of the then current trading price as a result of these transferability restrictions. The Inmet shares will be carried at the initially recorded value (unless there is an other than temporary impairment) until one year prior to the termination of the transfer restrictions. At December 31, 2006, the market value of the Inmet shares is approximately $299,800,000.

In August 2006, pursuant to a subscription agreement with Fortescue Metals Group Ltd ("Fortescue") and its subsidiary, FMG Chichester Pty Ltd ("FMG"), the Company invested an aggregate of $408,000,000, including expenses, in Fortescue's Pilbara iron ore and infrastructure project in Western Australia. Fortescue is a publicly traded company on the Australian Stock Exchange, and the shares acquired by the Company may be sold without restriction (Symbol: FMG).

6. Investments, continued:

In exchange for its cash investment, the Company received 26,400,000 common shares of Fortescue, representing approximately 9.99% of the outstanding Fortescue common stock, and a 13 year, $100,000,000 note of FMG. Interest on the note is calculated as 4% of the revenue, net of government royalties, invoiced from the iron ore produced from the project's Cloud Break and Christmas Creek areas only. The note is unsecured and subordinate to the project's senior secured debt. At the date of acquisition, the Company's investment in Fortescue's common shares was recorded at its aggregate fair value, based on the closing price of Fortescue's common shares on that date. Subsequent to acquisition, the Company's investment in the Fortescue common shares are classified as a non-current available for sale investment and carried at market value as of each balance sheet date. At December 31, 2006, the market value of the Fortescue common shares was $276,300,000.

For accounting purposes, the Company bifurcated its remaining investment into a 13 year zero-coupon note and a prepaid mining interest. The zero-coupon note was recorded at an estimated initial fair value of $21,600,000, representing the present value of the principal amount discounted at 12.5%. The prepaid mining interest of $184,300,000 has been classified with other non-current assets, and will be amortized to expense as the 4% of revenue is earned.

The amortized cost, gross unrealized gains and losses and estimated fair value of non-current investments classified as available for sale at December 31, 2006 and 2005 are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2006				
Bonds and notes:				
United States Government and agencies	$ 61,098	$ –	$ 850	$ 60,248
U.S. Government-Sponsored Enterprises	337,397	612	4,366	333,643
States, municipalities and political subdivisions	50	–	–	50
All other corporates	153,175	6,508	291	159,392
Total fixed maturities	551,720	7,120	5,507	553,333
Equity securities:				
Preferred stocks	8,331	35	–	8,366
Common stocks:				
Banks, trusts and insurance companies	12,340	9,744	–	22,084
Industrial, miscellaneous and all other	558,807	142,876	2,205	699,478
Total equity securities	579,478	152,655	2,205	729,928
	$1,131,198	$159,775	$ 7,712	$1,283,261
2005				
Bonds and notes:				
United States Government and agencies	$ 39,037	$ 25	$ 584	$ 38,478
U.S. Government-Sponsored Enterprises	141,265	106	1,428	139,943
All other corporates	160,190	37,677	1,675	196,192
Total fixed maturities	340,492	37,808	3,687	374,613
Equity securities:				
Preferred stocks	5,569	–	118	5,451
Common stocks:				
Banks, trusts and insurance companies	12,340	10,010	–	22,350
Industrial, miscellaneous and all other	403,777	28,817	9,292	423,302
Total equity securities	421,686	38,827	9,410	451,103
	$ 762,178	$ 76,635	$13,097	$ 825,716

6. Investments, continued:

The amortized cost and estimated fair value of non-current investments classified as available for sale at December 31, 2006, by contractual maturity, are shown below. Expected maturities are likely to differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(In thousands)	
Due after one year through five years	$121,077	$125,584
Due after five years through ten years	6,181	6,219
Due after ten years	55,608	57,266
	182,866	189,069
Mortgage-backed securities	368,854	364,264
	$551,720	$553,333

Non-current available for sale equity securities at December 31, 2005 included 115,000,000 shares of Level 3 common stock received in connection with the sale of WilTel (see Note 5), with a cost of $339,300,000 and an estimated fair value of $330,100,000. During 2006, the Company sold all of its shares of Level 3 common stock for total proceeds of $376,600,000 and recorded a pre-tax gain of $37,400,000.

During 2005, the Company sold all 375,000 common shares of White Mountains Insurance Group, Ltd. ("WMIG") that it owned, and recorded a security gain of $146,000,000. The Company purchased the shares in 2001 for $75,000,000.

Net unrealized gains (losses) on investments were $37,800,000, $(22,400,000) and $153,200,000 at December 31, 2006, 2005 and 2004, respectively. Reclassification adjustments included in comprehensive income for the three year period ended December 31, 2006 are as follows (in thousands):

	2006	2005	2004
Unrealized holding gains (losses) arising during the period, net of taxes of $48,799, $0 and $0	**$ 86,004**	$ 12,707	$(26,623)
Less: reclassification adjustment for (gains) losses included in net income, net of taxes of $14,650, $0 and $0	**(25,817)**	(188,284)	18,031
Net change in unrealized gains (losses) on investments, net of taxes of $34,149, $0 and $0	**$ 60,187**	$(175,577)	$ (8,592)

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category, all of which have been in a continuous unrealized loss position for less than 12 months, at December 31, 2006 (in thousands):

Description of Securities	Fair Value	Unrealized Losses
United States Government and agencies	$230,299	$ 157
U.S. Government-Sponsored Enterprises	177,579	112
Mortgage-backed securities	171,614	2,709
Corporate bonds	137,600	226
Marketable equity securities	20,259	2,205
Total temporarily impaired securities	$737,351	$5,409

6. Investments, continued:

The unrealized losses on the securities issued by the United States Government and agencies, the U.S. Government-Sponsored Enterprises and the mortgage-backed securities were caused by interest rate increases and were considered to be minor (approximately .1%, .1% and 1.6%, respectively). The unrealized losses on the securities issued by the United States Government and agencies relate to 8 securities which were purchased in 2006 and substantially all of which mature in 2007. The unrealized losses on the U.S. Government-Sponsored Enterprises relate to 10 securities which were purchased in 2006 and substantially all of which mature in 2007. The unrealized losses on the mortgage-backed securities (all of which are issued by U.S. Government agencies and U.S. Government-Sponsored Enterprises) relate to 52 securities substantially all of which were purchased in 2006. The unrealized losses related to the corporate bonds and marketable equity securities are not considered to be an other than temporary impairment. This determination is based on a number of factors including, but not limited to, the length of time and extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, the reason for the decline in the fair value, changes in fair value subsequent to the balance sheet date, and other factors specific to the individual investment.

At December 31, 2006, the Company's investments which have been in a continuous unrealized loss position for 12 months or longer are comprised of 47 securities which had aggregate gross unrealized losses of approximately $2,600,000 and an aggregate fair value of approximately $134,100,000. These securities are primarily mortgage-backed securities (all of which are issued by U.S. Government agencies and U.S. Government-Sponsored Enterprises).

At December 31, 2006 and 2005, the aggregate carrying amount of the Company's investment in securities that are accounted for under the cost method totaled $182,600,000 and $151,600,000, respectively. Of this amount, $78,000,000 relates to the Company's investment in the Inmet common shares, which had a market value in excess of the carrying amount. The fair value of the remaining cost method securities was not estimated as there were no identified events or changes in circumstances that may have a significant adverse effect on the fair value and it was not practicable to estimate the fair value of these investments.

Securities with book values of $12,400,000 and $12,300,000 at December 31, 2006 and 2005, respectively, collateralized certain swap agreements, and securities with a book value of $11,100,000 at December 31, 2005 collateralized certain debt obligations and a related letter of credit.

7. Trade, Notes and Other Receivables, Net:

A summary of current trade, notes and other receivables, net at December 31, 2006 and 2005 is as follows (in thousands):

	2006	2005
Trade receivables	**$25,745**	$115,538
Receivable from AT&T (a)	–	198,500
Receivable from EagleRock	–	16,636
Instalment loan receivables	**903**	1,257
Receivables related to securities	**24,962**	39,387
Receivables relating to real estate activities	**6,591**	5,602
Other	**13,242**	15,393
	71,443	392,313
Allowance for doubtful accounts	**(1,621)**	(15,097)
Total current trade, notes and other receivables, net	**$69,822**	$377,216

(a) See Note 5 for more information.

8. Intangible Assets, Net and Goodwill:

A summary of these assets at December 31, 2006 and 2005 is as follows (in thousands):

	2006	2005
Intangibles:		
Customer relationships, net of accumulated amortization of $11,768 and $6,686	**$46,967**	$58,911
Trademarks and tradename, net of accumulated amortization of $227 and $268	**1,642**	4,140
Software, net of accumulated amortization of $701	**–**	4,399
Patents, net of accumulated amortization of $298 and $142	**2,032**	2,188
Other, net of accumulated amortization of $1,727 and $1,488	**645**	1,446
Goodwill	**8,151**	13,999
	$59,437	$85,083

During 2006, the Company recorded $4,400,000 of new intangible assets, principally customer relationships (which are being amortized on a straight-line basis over a weighted-average period of approximately five years), resulting from acquisitions by the plastics manufacturing segment and the other operations segment.

During 2005, in connection with the acquisitions of NSW and Idaho Timber, the Company recorded customer relationship intangible assets and other intangible assets which are amortized over their estimated useful lives, and goodwill which is not being amortized. In addition, during October 2005 Conwed Plastics acquired the manufacturing assets of a competitor for approximately $4,300,000, and allocated $3,200,000 of the purchase price to intangible assets, principally customer relationships. These intangible assets are being amortized on a straight-line basis over their estimated useful lives. Intangible assets, net at December 31, 2005 includes $16,500,000 related to ATX, which was sold in September 2006.

Amortization expense on intangible assets was $7,700,000 and $5,800,000 for the years ended December 31, 2006 and 2005, respectively. The estimated aggregate future amortization expense for the intangible assets for each of the next five years is as follows: 2007–$7,100,000; 2008–$6,600,000; 2009–$6,100,000; 2010–$5,800,000; and 2011–$5,500,000.

At December 31, 2006 and 2005, goodwill included $8,200,000 at Conwed Plastics; at December 31, 2005, goodwill also included $5,800,000 related to ATX.

9. Other Assets:

A summary of non-current other assets at December 31, 2006 and 2005 is as follows (in thousands):

	2006	2005
Real Estate	**$176,728**	$166,188
Unamortized debt expense	**16,216**	17,993
Restricted cash	**20,603**	27,018
Prepaid mining interest	**184,315**	–
Other	**3,827**	29,402
	$401,689	$240,601

The Company's prepaid mining interest relates to its investment in Fortescue, which is more fully explained in Note 6.

10. Property, Equipment and Leasehold Improvements, Net:

A summary of property, equipment and leasehold improvements, net at December 31, 2006 and 2005 is as follows (in thousands):

	Depreciable Lives (in years)	2006	2005
Buildings and leasehold improvements	3-45	**$ 131,122**	$ 136,460
Machinery and equipment	3-25	**101,104**	93,740
Network equipment	5-15	**30,587**	14,524
Corporate aircraft	10	**87,981**	87,981
Computer equipment and software	2-5	**3,921**	9,520
General office furniture and fixtures	2-10	**7,131**	8,933
Construction in progress	N/A	**3,291**	4,978
Other	3-7	**5,144**	7,645
		370,281	363,781
Accumulated depreciation and amortization		**(136,065)**	(126,760)
		$ 234,216	$ 237,021

11. Trade Payables, Expense Accruals, Other Current Liabilities and Other Non-Current Liabilities:

A summary of trade payables and expense accruals at December 31, 2006 and 2005 is as follows (in thousands):

	2006	2005
Trade payables	**$ 16,061**	$ 26,080
Payables related to securities	**15,883**	24,268
Accrued compensation, severance and other employee benefits	**42,320**	80,515
Taxes other than income	**1,684**	7,228
Accrued interest payable	**20,739**	21,997
Due to Level 3	**–**	25,490
Other	**31,052**	45,058
	$127,739	$230,636

At December 31, 2005, other current liabilities includes $29,100,000 related to the defined benefit pension plans.

A summary of other non-current liabilities at December 31, 2006 and 2005 is as follows (in thousands):

	2006	2005
Postretirement and postemployment benefits	**$ 6,078**	$ 8,165
Pension liability	**40,351**	73,729
Liabilities related to real estate activities	**4,015**	4,334
Other	**39,824**	35,665
	$90,268	$121,893

12. Indebtedness:

The principal amount, stated interest rate and maturity date of outstanding debt at December 31, 2006 and 2005 are as follows (dollars in thousands):

	2006	2005
Parent Company Debt:		
Senior Notes:		
Bank credit facility	$ –	$ –
7¾% Senior Notes due 2013, less debt discount of $355 and $395	**99,645**	99,605
7% Senior Notes due 2013, net of debt premium of $904 and $1,009	**375,904**	376,009
Subordinated Notes:		
7⅞% Senior Subordinated Notes due 2006, less debt discount of $9	–	21,667
3¾% Convertible Senior Subordinated Notes due 2014	**350,000**	350,000
8.65% Junior Subordinated Deferrable Interest Debentures due 2027	**98,200**	98,200
Subsidiary Debt:		
Repurchase agreements	**181,763**	92,094
Aircraft financing	**41,335**	43,448
Industrial Revenue Bonds (with variable interest)	–	9,815
Capital leases due 2007 through 2015 with a weighted average interest rate of 12.2%	**9,418**	10,101
Symphony credit agreement	–	27,108
Other due 2007 through 2011 with a weighted average interest rate of 11.7%	**3,196**	34,335
Total debt	**1,159,461**	1,162,382
Less: current maturities	**(184,815)**	(175,664)
Long-term debt	**$ 974,646**	$ 986,718

Parent Company Debt:

In June 2006, the Company entered into a new credit agreement with various bank lenders for a $100,000,000 unsecured credit facility that matures in five years and bears interest based on the Eurocurrency rate or the prime rate. The Company's existing credit agreement was terminated. At December 31, 2006, no amounts were outstanding under this bank credit facility.

In April 2004, the Company sold $350,000,000 principal amount of its 3¾% Convertible Senior Subordinated Notes due 2014 in a private placement transaction. The notes are convertible into the Company's common shares at $22.97 per share at any time before their maturity, subject to certain restrictions contained in the notes, at a conversion rate of 43.5414 shares per each $1,000 principal amount of notes subject to adjustment (an aggregate of 15,239,490 shares).

Subsidiary Debt:

Debt due within one year includes $181,800,000 and $92,100,000 as of December 31, 2006 and 2005, respectively, relating to repurchase agreements. At December 31, 2006, these fixed rate repurchase agreements have a weighted average interest rate of approximately 5.3%, mature at various dates through June 2007 and are secured by non-current investments with a carrying value of $182,900,000.

12. Indebtedness, continued:

During 2001, a subsidiary of the Company borrowed $53,100,000 secured by certain of its corporate aircraft. This debt bears interest based on a floating rate, requires monthly payments of principal and interest and matures in ten years. The interest rate at December 31, 2006 was 9.3%. The subsidiary has entered into an interest rate swap agreement for this financing, which fixed the interest rate at approximately 5.7%. The subsidiary would have paid $300,000 and $700,000 at December 31, 2006 and 2005, respectively, if the swap were terminated. Changes in interest rates in the future will change the amounts to be received under the agreement, as well as interest to be paid under the related variable debt obligation. The Parent company has guaranteed this financing.

Capital leases primarily consist of a sale-leaseback transaction related to certain corporate aircraft; the lease term expires in 2015.

Symphony had a $50,000,000 revolving credit facility, of which $27,100,000 was outstanding at December 31, 2005. As discussed more fully in Note 5, Symphony's outstanding debt was satisfied as part of its sale in July 2006.

Other subsidiary debt at December 31, 2005 included a mortgage financing related to Square 711 that was repaid in connection with the sale of that property in February 2006. The mortgage balance was $32,000,000 at December 31, 2005.

The Company's debt instruments require maintenance of minimum Tangible Net Worth, limit distributions to shareholders and limit Indebtedness and Funded Debt, all as defined in the agreements. In addition, the debt instruments contain limitations on investments, liens, contingent obligations and certain other matters. As of December 31, 2006, cash dividends of approximately $885,300,000 would be eligible to be paid under the most restrictive covenants.

At December 31, 2006, $247,500,000 of other assets (primarily investments and property) are pledged for indebtedness aggregating $233,000,000.

Counterparties to interest rate and currency swap agreements are major financial institutions, that management believes are able to fulfill their obligations. Management believes any losses due to default by the counterparties are likely to be immaterial.

The aggregate annual mandatory redemptions of debt during the five year period ending December 31, 2011 are as follows: 2007–$184,800,000; 2008–$5,600,000; 2009–$3,000,000; 2010–$3,100,000; and 2011–$33,900,000.

The weighted average interest rate on short-term borrowings (consisting of subsidiary revolving credit agreements at December 31, 2005 and repurchase agreements at December 31, 2006 and 2005) was 5.3% and 4.7% at December 31, 2006 and 2005, respectively.

13. Common Shares, Stock Options and Preferred Shares:

The Board of Directors from time to time has authorized acquisitions of the Company's common shares. In December 1999, the Company's Board of Directors increased to 6,000,000 the maximum number of shares that the Company is authorized to purchase. During the three year period ended December 31, 2006, the Company acquired 13,902 common shares at an average price of $25.45 per common share, all in connection with stock option exercises. At December 31, 2006, the Company is authorized to repurchase 1,452,393 common shares.

13. Common Shares, Stock Options and Preferred Shares, continued:

Effective January 1, 2006, the Company adopted SFAS 123R using the modified prospective method. As a result of the adoption of SFAS 123R, compensation cost increased by $15,200,000 for the year ended December 31, 2006 and net income decreased by $9,800,000 for the year ended December 31, 2006. Had the Company used the fair value based accounting method for 2005 and 2004, compensation cost would have been higher by $1,600,000 and $1,000,000, respectively, and primary and diluted earnings per share would not have changed materially. As of December 31, 2006, total unrecognized compensation cost related to nonvested share-based compensation plans was $31,900,000; this cost is expected to be recognized over a weighted-average period of 1.8 years.

As of December 31, 2006, the Company has two share-based plans: a fixed stock option plan and a senior executive warrant plan. The fixed stock option plan provides for grants of options or rights to non-employee directors and certain employees up to a maximum grant of 450,000 shares to any individual in a given taxable year. The maximum number of common shares that may be acquired through the exercise of options or rights under this plan cannot exceed 2,519,150. The plan provides for the issuance of stock options and stock appreciation rights at not less than the fair market value of the underlying stock at the date of grant. Options granted to employees under this plan are intended to qualify as incentive stock options to the extent permitted under the Internal Revenue Code and become exercisable in five equal annual instalments starting one year from date of grant. Options granted to non-employee directors become exercisable in four equal annual instalments starting one year from date of grant. No stock appreciation rights have been granted. As of December 31, 2006, 1,516,150 shares were available for grant under the plan.

The senior executive warrant plan provides for the issuance, subject to shareholder approval, of warrants to purchase up to 2,000,000 common shares to each of the Company's Chairman and President at an exercise price equal to 105% of the closing price per share of a common share on the date of grant. On March 6, 2006, the Company's Board of Directors approved, subject to shareholder approval, the grant of warrants to purchase 2,000,000 common shares to each of the Company's Chairman and President at an exercise price equal to $28.515 per share (105% of the closing price per share of a common share on that date). In May 2006, shareholder approval was received and the warrants were issued. The warrants expire in 2011 and vest in five equal tranches with 20% vesting on the date shareholder approval was received and an additional 20% vesting in each subsequent year. At December 31, 2006, 4,000,000 warrants were outstanding and 800,000 were exercisable but had no aggregate intrinsic value as the exercise price exceeded the market value. Both the outstanding and exercisable warrants had a weighted-average remaining contractual term of 4.2 years. No warrants were exercised or forfeited during 2006.

During the second quarter of 2000, pursuant to shareholder approval, warrants to purchase 1,200,000 common shares were issued to each of the Company's Chairman and President. The warrants were exercisable through May 15, 2005 at an exercise price of $7.99 per common share (105% of the closing price of a common share on the date of grant). In June 2004, Joseph S. Steinberg, President of the Company, sold all of his warrants to Jefferies based on the value of $16.67 per Leucadia share. In September 2004, Ian M. Cumming, Chairman of the Board of the Company, and others (principally family members) sold warrants to purchase 723,000 of the Company's common shares to Jefferies based on a value of $18.34 per Leucadia share. Jefferies exercised all of the warrants during 2004. Additionally, in September 2004, Mr. Cumming and others (principally family members) exercised warrants to purchase 477,000 shares at an exercise price of $7.99 per share. During 2004, the Company filed two registration statements covering the shares owned by Jefferies and each were effective for a thirty day period.

13. Common Shares, Stock Options and Preferred Shares, continued:

A summary of activity with respect to the Company's stock options for the three years ended December 31, 2006 is as follows:

	Common Shares Subject to Option	Weighted-Average Exercise Prices	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at December 31, 2003	1,458,360	$ 9.18		
Granted	1,455,000	$21.68		
Exercised	(330,300)	$ 8.62		$ 2,900,000
Cancelled	(28,200)	$ 9.96		
Balance at December 31, 2004	2,554,860	$16.36		
Granted	12,000	$18.03		
Exercised	(431,600)	$ 8.55		$ 5,200,000
Cancelled	(180,000)	$21.75		
Balance at December 31, 2005	1,955,260	$17.60		
Granted	1,037,000	$27.42		
Exercised	(300,010)	$12.79		$ 4,400,000
Cancelled	(34,000)	$23.40		
Balance at December 31, 2006	2,658,250	$21.90	4.3 years	$16,800,000
Exercisable at December 31, 2006	526,350	$14.92	2.5 years	$ 7,000,000

The following summary presents the weighted-average assumptions used for grants made during each of the three years in the period ended December 31, 2006:

	2006		2005	2004
	Options	**Warrants**	Options	Options
Risk free interest rate	**4.47%**	**4.95%**	3.77%	3.29%
Expected volatility	**22.85%**	**23.05%**	23.58%	19.06%
Expected dividend yield	**.90%**	**.41%**	.69%	.38%
Expected life	**4.0 years**	**4.3 years**	4.3 years	3.7 years
Weighted-average fair value per grant	**$6.25**	**$9.39**	$4.29	$4.15

The expected life assumptions were based on historical behavior and incorporated post-vesting forfeitures for each type of award and population identified. The expected volatility was based on the historical behavior of the Company's stock price.

At December 31, 2006 and 2005, 4,174,400 and 2,474,410, respectively, of the Company's common shares were reserved for stock options and 15,239,490 of the Company's common shares were reserved for the 3¾% Convertible Senior Subordinated Notes. At December 31, 2006, 4,000,000 of the Company's common shares were reserved for warrants.

At December 31, 2006 and 2005, 6,000,000 of preferred shares (redeemable and non-redeemable), par value $1 per share, were authorized and not issued.

14. Net Securities Gains:

The following summarizes net securities gains for each of the three years in the period ended December 31, 2006 (in thousands):

	2006	2005	2004
Net realized gains on securities	**$129,734**	$222,258	$140,581
Write-down of investments (a)	**(12,940)**	(12,230)	(4,589)
Net unrealized gains (losses) on trading securities	**365**	(1,212)	572
	$117,159	$208,816	$136,564

(a) Consists of a provision to write down investments in certain available for sale securities in 2006, 2005 and 2004.

Proceeds from sales of investments classified as available for sale were $2,932,800,000, $1,979,300,000 and $1,435,900,000 during 2006, 2005 and 2004, respectively. Gross gains of $134,200,000, $204,600,000 and $135,900,000 and gross losses of $3,200,000, $2,400,000 and $1,600,000 were realized on these sales during 2006, 2005 and 2004, respectively.

15. Other Results of Operations Information:

Investment and other income for each of the three years in the period ended December 31, 2006 consists of the following (in thousands):

	2006	2005	2004
Interest on short-term investments	**$ 10,909**	$ 7,537	$ 1,693
Dividend income	**12,019**	6,817	9,279
Interest on fixed maturities	**91,634**	46,440	25,606
Interest on notes receivable	**8,092**	1,880	945
Other investment income	**3,703**	977	1,663
Gains on sale of real estate and other assets, net of costs	**75,729**	25,366	45,231
Gain on sale of associated companies	**27,508**	–	–
Recovery of bankruptcy claims	**7,371**	–	–
Banking and lending, including gains on sale of loan portfolios of $16,304 in 2004	**154**	293	26,341
Rental income	**7,023**	11,870	23,176
Winery revenues	**20,822**	18,868	13,840
Other	**29,714**	28,766	31,173
	$294,678	$148,814	$178,947

In January 2004, the Company exercised an option to sell two of its corporate aircraft for total proceeds of approximately $38,800,000. The option was received in connection with the purchase of two new corporate aircraft. The Company completed the sales in July 2004, and reported a pre-tax gain of $11,300,000.

In February 2006, 711 Developer, LLC ("Square 711"), a 90% owned subsidiary of the Company, completed the sale of 8 acres of unimproved land in Washington, D.C. for aggregate cash consideration of $121,900,000. The land was acquired by Square 711 in September 2003 for cash consideration of $53,800,000. After satisfaction of mortgage indebtedness on the property of $32,000,000 and other closing payments, the Company received net cash proceeds of $75,700,000, and recorded a pre-tax gain of $48,900,000.

15. Other Results of Operations Information, continued:

Taxes, other than income or payroll, amounted to $3,900,000, $3,200,000 and $3,000,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Advertising costs amounted to $900,000, $900,000 and $600,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Research and development costs charged to expense were $16,500,000 for the year ended December 31, 2006; such costs were not material for the years ended December 31, 2005 and 2004.

16. Income Taxes:

The principal components of deferred taxes at December 31, 2006 and 2005 are as follows (in thousands):

	2006	2005
Deferred Tax Asset:		
Securities valuation reserves	**$ 46,550**	$ 46,473
Property and equipment	**28,741**	31,547
Other assets	**25,397**	35,224
NOL carryover	**1,899,654**	1,870,100
Other liabilities	**51,009**	60,622
	2,051,351	2,043,966
Valuation allowance	**(911,777)**	(804,829)
	1,139,574	1,239,137
Deferred Tax Liability:		
Unrealized gains on investments	**(65,507)**	(21,947)
Depreciation	**(22,131)**	(30,241)
Other	**(60,063)**	(51,849)
	(147,701)	(104,037)
Net deferred tax asset	**$ 991,873**	$1,135,100

As of December 31, 2006, the Company had consolidated federal NOLs of $529,000,000, none of which expire prior to 2023, that may be used to offset the taxable income of any member of the Company's consolidated tax group. In addition, the Company has $4,690,000,000 of federal NOLs that are only available to offset the taxable income of certain subsidiaries. Except for $20,000,000 of NOLs that expire in 2011, none of the remaining NOLs expire prior to 2017. Capital loss carryforwards of $10,000,000, which expire in 2007, and foreign NOLs of $6,000,000 are not reflected in the table since the Company does not expect it will be able to use the carryforwards before they expire. The Company also has various state NOLs that expire at different times. Uncertainties that may affect the utilization of the Company's tax attributes include future operating results, tax law changes, rulings by taxing authorities regarding whether certain transactions are taxable or deductible and expiration of carryforward periods.

The increase in the valuation allowance during 2006 is principally due to the utilization of previously unrecognized capital losses in the Company's 2005 federal income tax return, which resulted in a larger NOL than previously estimated.

16. Income Taxes, continued:

As of December 31, 2004, the Company carried a valuation allowance that fully reserved for its net deferred tax asset, because the Company could not demonstrate it would have the future taxable income necessary to realize that asset. During 2005, as a result of the consummation of certain transactions and ongoing operating profits, the Company prepared updated projections of future taxable income. The Company's revised projections of future taxable income enabled it to conclude that it is more likely than not that it will have future taxable income sufficient to realize a portion of the Company's net deferred tax asset; accordingly, $1,135,100,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense during 2005. In future years the Company will record income tax provisions equal to its effective income tax rate, unless there is a further adjustment to the valuation allowance.

The Company's conclusion that a portion of the deferred tax asset is more likely than not to be realized was strongly influenced by its historical ability to generate significant amounts of taxable income. The Company's estimate of future taxable income considered all available evidence, both positive and negative, about its current operations and investments, included an aggregation of individual projections for each material operation and investment and included all future years that the Company estimated it would have available NOLs. The Company believes that its estimate of future taxable income is reasonable but inherently uncertain, and if its current or future operations and investments generate taxable income greater than the projected amounts, further adjustments to reduce the valuation allowance are possible. Conversely, if the Company realizes unforeseen material losses in the future, or its ability to generate future taxable income necessary to realize a portion of the deferred tax asset is materially reduced, additions to the valuation allowance could be recorded.

The Company's total comprehensive income in 2004 enabled it to realize certain acquired deferred tax assets which had been fully reserved for at the acquisition of WilTel. The resulting reduction in the valuation allowance for deferred tax assets ($22,300,000 in 2004) was applied to reduce the recorded amount of identifiable intangible assets to zero.

Under certain circumstances, the ability to use the NOLs and future deductions could be substantially reduced if certain changes in ownership were to occur. In order to reduce this possibility, the Company's certificate of incorporation includes a charter restriction that prohibits transfers of the Company's common stock under certain circumstances.

The provision (benefit) for income taxes for each of the three years in the period ended December 31, 2006 was as follows, excluding amounts allocated to equity in associated companies and discontinued operations (in thousands):

	2006	2005	2004
State income taxes	**$ 3,682**	$ 3,848	$ 3,066
Resolution of state tax contingencies	**(8,000)**	–	–
Federal income taxes:			
Current	**1,721**	–	(31,143)
Deferred	**44,203**	–	7,242
Reversal of valuation allowance	–	(1,135,100)	–
Currently payable foreign income taxes	**165**	214	291
	$41,771	$(1,131,038)	$(20,544)

16. Income Taxes, continued:

The table below reconciles the expected statutory federal income tax to the actual income tax provision (benefit) (in thousands):

	2006	2005	2004
Expected federal income tax	**$46,837**	$ 47,052	$ 37,388
State income taxes, net of federal income tax benefit	**2,393**	2,501	1,993
Reversal of valuation allowance	–	(1,135,100)	–
Resolution of tax contingencies	**(8,000)**	–	(27,300)
Permanent differences	**434**	–	(5,700)
Federal income tax carryback refund	–	–	(3,858)
Recognition of acquired WilTel federal tax benefits	–	(46,951)	(6,481)
Discontinued operations tax loss benefit	–	1,321	(18,161)
Other	**107**	139	1,575
Actual income tax provision (benefit)	**$41,771**	$(1,131,038)	$(20,544)

Reflected above as resolution of tax contingencies are reductions to the Company's income tax provision for the favorable resolution of certain federal and state income tax contingencies. The Internal Revenue Service has completed its audit of the Company's consolidated federal income tax returns for the years 1996 through 1999, without any material payment required from the Company.

The statute of limitations with respect to the Company's federal income returns have expired for all years through 2001. Prior to May 2001, WilTel was included in the consolidated federal income tax return of its former parent, The Williams Companies Inc. ("Williams"). Pursuant to a tax settlement agreement between WilTel and Williams, the Company has no liability for any audit adjustments made to Williams' consolidated tax returns; however, adjustments to Williams' prior years tax returns could affect certain of the Company's tax attributes that impact the calculation of alternative minimum taxable income.

17. Pension Plans and Postretirement Benefits:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"), which requires companies to recognize on their balance sheet a net liability or asset for the funded status of their defined benefit pension and other postretirement plans, recognize changes in funded status through comprehensive income and provide additional footnote disclosures. SFAS 158 is effective for publicly traded calendar year-end companies as of December 31, 2006. In addition, SFAS 158 requires companies to measure the funded status of their plans as of the date of its fiscal year-end, with limited exceptions, effective for fiscal years ending after December 15, 2008. The incremental effect on the Company's consolidated balance sheet as a result of the adoption of SFAS 158 was to decrease total liabilities by $1,200,000, decrease deferred tax assets by $400,000 and increase accumulated other comprehensive income by $800,000.

The information presented below for defined benefit pension plans is presented separately for the Company's plans and the plans formerly administered by WilTel. Pursuant to the WilTel sale agreement the responsibility for WilTel's defined benefit pension plans was retained by the Company. The Company presents the information separately since the WilTel plan's investment strategies, assumptions and results are significantly different than those of the Company.

17. Pension Plans and Postretirement Benefits, continued:

The Company

Prior to 1999, the Company maintained defined benefit pension plans covering employees of certain units who also met age and service requirements. Effective December 31, 1998, the Company froze its defined benefit pension plans. A summary of activity with respect to the Company's defined benefit pension plan for 2006 and 2005 is as follows (in thousands):

	2006	2005
Projected Benefit Obligation:		
Projected benefit obligation at January 1,	**$58,123**	$ 58,286
Interest cost (a)	**2,668**	2,951
Actuarial (gain) loss	**(1,200)**	2,314
Benefits paid	**(4,715)**	(5,428)
Projected benefit obligation at December 31,	**$54,876**	$ 58,123
Change in Plan Assets:		
Fair value of plan assets at January 1,	**$43,476**	$ 47,643
Actual return on plan assets	**2,022**	1,375
Employer contributions	**7,000**	–
Benefits paid	**(4,715)**	(5,428)
Administrative expenses	**(130)**	(114)
Fair value of plan assets at December 31,	**$47,653**	$ 43,476
Funded Status at end of year	**$ (7,223)**	$(14,647)

(a) Includes charges to expense of $800,000 and $900,000 for 2006 and 2005, respectively, relating to discontinued operations obligations.

As of December 31, 2006 and 2005, $19,100,000 and $21,800,000, respectively, of the net amount recognized in the consolidated balance sheet was reflected as a charge to accumulated other comprehensive income and $7,200,000 and $14,600,000, respectively, was reflected as accrued pension cost. The Company is currently evaluating whether to make any contributions to the Company's defined benefit pension plan in 2007.

Pension expense related to the defined benefit pension plan charged to operations included the following components (in thousands):

	2006	2005	2004
Interest cost	**$ 1,916**	$2,045	$ 2,191
Expected return on plan assets	**(1,052)**	(905)	(1,019)
Actuarial loss	**905**	848	652
Amortization of prior service cost	**3**	3	3
Net pension expense	**$ 1,772**	$1,991	$ 1,827

At December 31, 2006, the plan's assets consisted of U.S. government and agencies bonds (32%), investment grade bonds (60%), cash equivalents (7%) and other (1%). At December 31, 2005, the plan's assets consisted of U.S. government and agencies bonds (43%), investment grade bonds (24%), cash equivalents (32%) and other (1%).

The defined benefit pension plan assets are invested in short-term investment grade fixed income investments in order to maximize the value of its invested assets by minimizing exposure to changes in market interest rates. This investment strategy provides the Company with more flexibility in managing the plan should interest rates rise and result in a decrease in the discounted value of benefit obligations. The current investment strategy

17. Pension Plans and Postretirement Benefits, continued:

substantially requires investments in investment grade securities, and a final average maturity target for the portfolio of one and one-half years and a one year maximum duration.

To develop the assumption for the expected long-term rate of return on plan assets, the Company considered the following underlying assumptions: 2.5% current expected inflation, 1.25% real rate of return for risk-free investments (primarily U.S. government and agency bonds) for the target duration and .25% default risk premium for the portion of the portfolio invested in non-U.S. government and agency bonds. The combination of these underlying assumptions resulted in the selection of the 4% expected long-term rate of return assumption for 2006. Because pension expense includes the cost of expected plan administrative expenses, the 4% assumption is not reduced for such expenses.

Several subsidiaries provide certain health care and other benefits to certain retired employees under plans which are currently unfunded. The Company pays the cost of postretirement benefits as they are incurred. Amounts charged to expense were not material in each of the three years ended December 31, 2006.

A summary of activity with respect to the Company's postretirement plans for 2006 and 2005 is as follows (in thousands):

	2006	2005
Accumulated postretirement benefit obligation at January 1,	**$4,773**	$4,715
Interest cost	**229**	247
Contributions by plan participants	**145**	167
Actuarial (gain) loss	**(321)**	224
Benefits paid	**(545)**	(580)
Accumulated postretirement benefit obligation at December 31,	**$4,281**	$4,773

The Company expects to spend $400,000 on postretirement benefits during 2007. At December 31, 2006, the assumed health care cost trend rate for 2007 used in measuring the accumulated postretirement benefit obligation is 9.5% and, at December 31, 2005, such rate for 2006 was 9%. At December 31, 2006 and 2005, the assumed health care cost trend rates were assumed to decline to an ultimate rate of 5% by 2014. If the health care cost trend rates were increased or decreased by 1%, the accumulated postretirement obligation as of December 31, 2006 would have increased or decreased by $300,000. The effect of these changes on interest cost for 2006 would be immaterial.

At December 31, 2006, the amounts in accumulated other comprehensive income relating to the Company's defined benefit pension plan and other benefits plans that have not yet been recognized in net periodic benefit cost are as follows (in thousands):

	Pension Plan	Other Benefits Plans
Net loss (gain)	$19,008	$ (903)
Prior service cost (credit)	45	(323)
	$19,053	$(1,226)

The estimated net loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2007 is $1,100,000; such amount for the prior service cost is not material. The estimated net gain and prior service credit for the other benefits plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2007 are $100,000 and $100,000, respectively.

At December 31, 2005, the defined benefit pension plan's unrecognized net losses were $21,800,000 and the unrecognized prior service cost was not material.

17. Pension Plans and Postretirement Benefits, continued:

The Company uses a December 31 measurement date for its plans. The assumptions used relating to the defined benefit plan and postretirement plans are as follows:

	Pension Benefits		Other Benefits	
	2006	2005	**2006**	2005
Discount rate used to determine benefit obligation at December 31,	**4.90%**	4.87%	**5.75%**	5.25%
Weighted-average assumptions used to determine net cost for years ended December 31,:				
Discount rate	**4.87%**	5.25%	**5.25%**	5.25%
Expected long-term return on plan assets	**4.00%**	3.25%	**N/A**	N/A

The discount rate for pension benefits was selected to result in an estimated projected benefit obligation on a plan termination basis, using current rates for annuity settlements and lump sum payments weighted for the assumed elections of participants. The discount rate for other benefits was based on the expected future benefit payments in conjunction with the Citigroup Pension Discount Curve.

The following benefit payments are expected to be paid (in thousands):

	Pension Benefits	Other Benefits
2007	$ 4,199	$ 405
2008	4,282	408
2009	4,712	413
2010	3,891	401
2011	3,970	394
2012–2016	20,593	1,696

WilTel:

Effective on the date of sale, the Company froze WilTel's defined benefit pension plans. A summary of activity with respect to the plans for 2006 and 2005 is as follows (in thousands):

	2006	2005
Projected Benefit Obligation:		
Projected benefit obligation at beginning of period	**$186,054**	$147,888
Interest cost	**9,856**	9,410
Service cost	**–**	4,612
Actuarial (gain) loss	**(11,502)**	29,758
Curtailment gain	**–**	(2,334)
Benefits paid	**(7,684)**	(3,280)
Projected benefit obligation at December 31,	**$176,724**	$186,054
Change in Plan Assets:		
Fair value of plan assets at beginning of period	**$ 97,905**	$ 74,601
Actual return on plan assets	**11,976**	4,815
Employer contributions	**43,052**	21,769
Benefits paid	**(7,684)**	(3,280)
Administrative expenses	**(1,659)**	–
Fair value of plan assets at December 31,	**$143,590**	$ 97,905
Funded Status at end of year	**$(33,134)**	$(88,149)

17. Pension Plans and Postretirement Benefits, continued:

As of December 31, 2006 and 2005, $24,300,000 and $40,700,000, respectively, of the net amount recognized in the consolidated balance sheet was reflected as a charge to accumulated other comprehensive income and $33,100,000 and $88,100,000, respectively, was reflected as accrued pension cost.

The Company is currently evaluating whether to make any contributions to the WilTel plan in 2007.

Pension expense for the WilTel plans charged to results of continuing operations in 2006 and to results of discontinued operations in 2005 and 2004 included the following components (in thousands):

	2006	2005	2004
Interest cost	**$ 9,856**	$ 9,410	$ 7,829
Service cost	**–**	4,612	3,980
Expected return on plan assets	**(6,954)**	(6,509)	(5,391)
Actuarial loss	**1,579**	2,953	46
Net pension expense	**$ 4,481**	$10,466	$ 6,464

At December 31, 2006, the plans' assets consisted of equity securities (57%), debt securities (21%) and cash equivalents (22%). At December 31, 2005, the plans' assets consisted of equity securities (70%), debt securities (28%) and cash equivalents (2%).

The investment objectives of the plans emphasize long-term capital appreciation as a primary source of return and current income as a supplementary source.

In connection with having frozen the plan, the Company is reviewing the target allocation, which currently is as follows:

	Target
Equity securities:	
Large cap stocks	40%
Small cap stocks	10%
International stocks	20%
Total equity securities	70%
Fixed income/bonds	30%
Total	100%

Investment performance objectives are based upon a benchmark index or mix of indices over a market cycle. The investment strategy designates certain investment restrictions for domestic equities, international equities and fixed income securities. These restrictions include the following:

- For domestic equities, there will generally be no more than 5% of any manager's portfolio at market in any one company and no more than 150% of any one sector of the appropriate index for any manager's portfolio. Restrictions are also designated on outstanding market value of any one company at 5% for large to medium equities and 8% for small to medium equities.

- For international equities, there will be no more than 8% in any one company in a manager's portfolio, no fewer than three countries in a manager's portfolio, no more than 10% of the portfolio in countries not represented in the EAFE index, no more than 150% of any one sector of the appropriate index and no currency hedging is permitted.

- Fixed income securities will all be rated BBB- or better at the time of purchase, there will be no more than 8% at market in any one security (U.S. government and agency positions excluded), no more than a 30-year

17. Pension Plans and Postretirement Benefits, continued:

maturity in any one security and investments in standard collateralized mortgage obligations are limited to securities that are currently paying interest, receiving principal, do not contain leverage and are limited to 10% of the market value of the portfolio.

To develop the assumption for the expected long-term rate of return on plan assets, the Company considered the following underlying assumptions: 2.5% current expected inflation, 2% real rate of return for risk-free investments, .3% inflation risk premium (considering the long-term nature of plan investments), .9% default risk premium for the portion of the portfolio invested in corporate bonds, and 2.25% to 2.6% in equity risk premium (depending on asset class) in excess of corporate bond returns. The Company then weighted these assumptions by the long-term target allocations, reduced the result by .2% to reflect net investment expenses after considering expected returns in excess of benchmarks, which resulted in the selection of the 7.5% expected long-term rate of return assumption for 2006. Because the actuarial assumptions for pension cost include an explicit allowance for non-investment administrative expenses, the 7.5% assumption is not reduced for such expenses.

At December 31, 2006 and 2005, the accumulated other comprehensive income relating to WilTel's plans that has not yet been recognized in net periodic benefit cost consists of cumulative losses of $24,300,000 and $40,700,000, respectively.

The estimated net loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2007 is $800,000.

The measurement date for WilTel's plans is December 31. The assumptions used for 2006 and 2005 are as follows:

	Pension Benefits	
	2006	2005
Weighted-average assumptions used to determine benefit obligation at December 31,:		
Discount rate	**5.70%**	5.40%
Rate of compensation increase	**N/A**	3.50%
Weighted-average assumptions used to determine net cost for the period ended December 31,:		
Discount rate	**5.40%**	5.75%
Expected long-term return on plan assets	**7.50%**	7.00%
Rate of compensation increase	**N/A**	3.50%

The timing of expected future benefit payments was used in conjunction with the Citigroup Pension Discount Curve to develop a discount rate that is representative of the high quality corporate bond market, adjusted for current rates which might be available for annuity settlements.

The following pension benefit payments are expected to be paid (in thousands):

2007	$ 2,810
2008	2,517
2009	3,161
2010	3,706
2011	4,000
2012–2016	38,473

The Company and its consolidated subsidiaries have defined contribution pension plans covering certain employees. Contributions and costs are a percent of each covered employee's salary. Amounts charged to expense related to such plans were $2,000,000, $1,700,000 and $1,400,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

18. Commitments:

The Company and its subsidiaries rent office space and office equipment under noncancellable operating leases with terms varying principally from one to twenty years. Rental expense (net of sublease rental income) was $5,700,000 in 2006, $4,400,000 in 2005 and $4,900,000 in 2004. Future minimum annual rentals (exclusive of month-to-month leases, real estate taxes, maintenance and certain other charges) under these leases at December 31, 2006 are as follows (in thousands):

2007	$ 5,842
2008	4,051
2009	3,094
2010	1,811
2011	1,851
Thereafter	6,489
	23,138
Less: sublease income	(3,656)
	$19,482

In connection with the sale of certain subsidiaries and certain non-recourse financings, the Company has made or guaranteed the accuracy of certain representations. No material loss is expected in connection with such matters.

Pursuant to an agreement that was entered into before the Company sold CDS to HomeFed in 2002, the Company agreed to provide project improvement bonds for the San Elijo Hills project. These bonds, which are for the benefit of the City of San Marcos, California and other government agencies, are required prior to the commencement of any development at the project. CDS is responsible for paying all third party fees related to obtaining the bonds. Should the City or others draw on the bonds for any reason, CDS and one of its subsidiaries would be obligated to reimburse the Company for the amount drawn. At December 31, 2006, $18,300,000 was outstanding under these bonds, $16,100,000 of which expires in 2007 and the remainder thereafter.

As more fully discussed in Note 4, CLC has entered into an agreement with third party lenders consisting of a ten year senior secured credit facility of up to $240,000,000 and a senior secured bridge credit facility of up to €69,000,000. The Company has guaranteed 30% of the obligations outstanding under both facilities until completion of the project as defined in the project financing agreement. At December 31, 2006, $74,200,000 was outstanding under the senior secured credit facility and €21,000,000 was outstanding under the senior secured bridge credit facility; as a result, the Company's outstanding guaranty at that date was $22,300,000 and €6,300,000, respectively. The Company has also committed to provide financing to CLC which is currently estimated to be €156,000,000 ($205,000,000 at exchange rates in effect on February 15, 2007), of which the Company's share will be 30% ($26,100,000 of which has been loaned as of December 31, 2006).

19. Litigation:

The Company and its subsidiaries are parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not material to the Company's consolidated financial position. The Company does not believe that any of the foregoing actions will have a material adverse effect on its consolidated financial position or liquidity, but any amounts paid could be material to results of operations for the period.

The Company is a defendant in *Special Situations Fund III, L.P., et al v. Leucadia National Corporation, et al,* a consolidated action involving a petition for appraisal and a class action pending in the Delaware Chancery Court related to the Company's 2005 acquisition of the minority interest in MK Resources. The pending appraisal petition seeks a judicial determination of the fair value of approximately 3,979,400 shares of common stock of MK Resources as of August 19, 2005, the date of the merger of one of the Company's subsidiaries into MK Resources. The class action complaint seeks compensatory damages in an unspecified amount, costs,

19. Litigation, continued:

disbursements and any further relief that the court may deem just and proper, and in the alternative, seeks rescissory damages, in each case taking into account the $1.27 per share consideration paid to the minority stockholders in the merger. Based on discovery to date, the plaintiffs have claimed that the fair value of each share of MK Resources at the date of the merger ranged from $4.75 to $10.16 per share (with respect to a total of approximately 10,500,000 shares of MK Resources), while the Company believes that the fair value of each share of MK Resources at that date was $0.57 per share.

The trial in this case is currently scheduled for March 12-16, 2007. The Company believes that the material allegations of the complaints are without merit and intends to defend these actions vigorously. While the Company does not believe it is probable that a loss will be incurred, if the Company is unsuccessful in this matter, an adverse determination could be material.

20. Earnings (Loss) Per Common Share:

For the year ended December 31, 2006, the numerators for basic and diluted per share computations for income from continuing operations were $129,800,000 and $138,600,000, respectively. For the year ended December 31, 2005, the numerators for basic and diluted per share computations for income from continuing operations were $1,220,300,000 and $1,234,500,000, respectively. For the year ended December 31, 2004, the numerators for basic and diluted per share computations for income from continuing operations were $203,800,000 and $210,100,000, respectively. The calculations for diluted earnings (loss) per share assumes the 3¾% Convertible Notes had been converted into common shares for the periods they were outstanding and earnings increased for the interest on such notes, net of the income tax effect, unless the effect is antidilutive.

The denominators for basic per share computations were 216,233,000, 215,531,000 and 213,384,000 for 2006, 2005 and 2004, respectively. The denominators for diluted per share computations reflect the dilutive effect of 412,000, 504,000 and 1,558,000 options and warrants for 2006, 2005 and 2004, respectively (the treasury stock method was used for these calculations), and 15,239,000, 15,239,000 and 10,550,000 shares related to the 3¾% Convertible Notes for 2006, 2005 and 2004, respectively.

21. Fair Value of Financial Instruments:

The following table presents fair value information about certain financial instruments, whether or not recognized on the balance sheet. Fair values are determined as described below. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The fair value amounts presented do not purport to represent and should not be considered representative of the underlying "market" or franchise value of the Company. The methods and assumptions used to estimate the fair values of each class of the financial instruments described below are as follows:

(a) ***Investments:*** The fair values of marketable equity securities, fixed maturity securities and investments held for trading purposes (which include securities sold not owned) are substantially based on quoted market prices, as disclosed in Note 6. The fair value of the Company's investment in the Inmet common shares, all of which are restricted as discussed in Note 6, is based on quoted market prices. The fair values of the Company's other securities that are accounted for under the cost method (aggregating $104,600,000 and $73,600,000 at December 31, 2006 and 2005, respectively) were not practicable to estimate; the fair values were assumed to be the carrying amount.

(b) ***Cash and cash equivalents:*** For cash equivalents, the carrying amount approximates fair value.

(c) ***Notes receivables:*** The fair values of variable rate notes receivable are estimated to be the carrying amount.

21. Fair Value of Financial Instruments, continued:

(d) ***Loan receivables of banking and lending subsidiaries:*** The carrying amount approximates fair value.

(e) ***Long-term and other indebtedness:*** The fair values of non-variable rate debt are estimated using quoted market prices and estimated rates that would be available to the Company for debt with similar terms. The fair value of variable rate debt is estimated to be the carrying amount.

(f) ***Derivative instruments:*** The fair values of the interest rate swap and currency rate swap agreements are based on rates currently available for similar agreements.

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2006 and 2005 are as follows (in thousands):

	2006		2005	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial Assets:				
Investments				
Current	**$ 903,973**	**$ 903,973**	$1,323,562	$1,323,562
Non-current	**1,465,849**	**1,687,611**	977,327	1,041,446
Cash and cash equivalents	**287,199**	**287,199**	386,957	386,957
Notes receivable:				
Current	**6,633**	**6,633**	6,413	6,413
Non-current	**2,244**	**2,244**	3,787	3,787
Loan receivables of banking and lending subsidiary, net of allowance:				
Current	**749**	**749**	1,056	1,056
Non-current	**1,146**	**1,146**	1,376	1,376
Financial Liabilities:				
Debt:				
Current	**184,815**	**185,867**	175,664	176,052
Non-current	**974,646**	**1,135,117**	986,718	1,038,252
Securities sold not owned	**5,697**	**5,697**	24,268	24,268
Derivative Instruments:				
Interest rate swaps	**(268)**	**(268)**	(677)	(677)
Foreign currency swaps	**(2,430)**	**(2,430)**	(2,546)	(2,546)

22. Segment Information:

The Company's reportable segments consist of its operating units, which offer different products and services and are managed separately. Idaho Timber primarily remanufactures, manufactures and/or distributes wood products. Conwed Plastics manufactures and markets lightweight plastic netting used for a variety of purposes. The Company's domestic real estate operations consist of a variety of commercial properties, residential land development projects and other unimproved land, all in various stages of development and all available for sale. The Company's medical product development segment is conducted through Sangart, which became a majority-owned subsidiary in November 2005. Other operations primarily consist of the Company's wineries, Caribbean-based telecommunications services and residual banking and lending activities that are in run-off.

22. Segment Information, continued:

Associated companies include equity interests in entities that the Company accounts for on the equity method of accounting. Investments in associated companies include Premier, HomeFed, Goober, CLC, JPOF II, EagleRock, Wintergreen and Safe Harbor. JPOF II, EagleRock, Wintergreen and Safe Harbor are entities engaged in investing and/or securities transactions activities.

Corporate assets primarily consist of investments and cash and cash equivalents and corporate revenues primarily consist of investment income and securities gains and losses. Corporate assets include the Company's investment in Fortescue. Corporate assets, revenues, overhead expenses and interest expense are not allocated to the operating units.

Conwed Plastics has a manufacturing facility located in Belgium, which is the only foreign operation with non-U.S. revenue or assets that the Company consolidates, and it is not material. Unconsolidated non-U.S. based investments include 38% of Light and Power Holdings Ltd., the parent company of the principal electric utility in Barbados, the 30% ownership interest in CLC and the investment in Fortescue. From time to time the Company invests in the securities of non-U.S. entities or in investment partnerships that invest in non-U.S. securities.

Certain information concerning the Company's segments for 2006, 2005 and 2004 is presented in the following table. Consolidated subsidiaries are reflected as of the date of acquisition, which was May 2005 for Idaho Timber and November 2005 for Sangart. Associated Companies are only reflected in the table below under identifiable assets employed.

	2006	2005	2004
		(In millions)	
Revenues and other income (a):			
Manufacturing:			
Idaho Timber	**$345.7**	$239.0	$ –
Conwed Plastics	**106.4**	93.6	64.4
Domestic Real Estate	**86.7**	29.9	63.5
Medical Product Development	**.7**	.1	–
Other Operations	**42.8**	59.0	70.8
Corporate (b)	**280.4**	268.3	180.9
Total consolidated revenues and other income	**$862.7**	$689.9	$379.6
Income from continuing operations before income taxes and equity in income (losses) of associated companies:			
Manufacturing:			
Idaho Timber	**$ 12.0**	$ 8.2	$ –
Conwed Plastics	**17.9**	14.2	7.9
Domestic Real Estate	**44.0**	4.1	20.7
Medical Product Development	**(21.1)**	(1.4)	–
Other Operations	**(14.4)**	7.5	18.6
Corporate (b)	**95.4**	101.8	59.6
Total consolidated income from continuing operations before income taxes and equity in income (losses) of associated companies	**$133.8**	$134.4	$106.8

(table continued on next page)

22. Segment Information, continued:

	2006	2005 (In millions)	2004
Identifiable assets employed:			
Manufacturing:			
Idaho Timber	**$ 132.3**	$ 162.7	$ –
Conwed Plastics	**83.6**	81.9	50.4
Domestic Real Estate	**198.1**	182.7	253.2
Medical Product Development	**12.2**	7.0	–
Other Operations	**257.8**	245.0	403.7
Investments in Associated Companies	**773.0**	375.5	460.8
Corporate	**3,846.8**	4,062.0	2,070.1
Assets of discontinued operations	**–**	144.1	1,562.2
Total consolidated assets	**$5,303.8**	$5,260.9	$4,800.4

(a) Revenues and other income for each segment include amounts for services rendered and products sold, as well as segment reported amounts classified as investment and other income and net securities gains on the Company's consolidated statements of operations.

(b) Net securities gains for Corporate aggregated $116,600,000, $199,500,000 and $123,100,000 during 2006, 2005 and 2004, respectively, which primarily resulted from the sale of publicly traded debt and equity securities that had been classified as available for sale securities. Security gains include a gain from the sale of Level 3 of $37,400,000 in 2006 and a gain from the sale of WMIG of $146,000,000 in 2005. For 2006, 2005 and 2004, security gains include provisions of $12,900,000, $12,200,000 and $4,600,000, respectively, to write down investments in certain available for sale securities. The write-downs of the available for sale securities resulted from declines in market value determined to be other than temporary.

(c) For the years ended December 31, 2006, 2005 and 2004, income from continuing operations has been reduced by depreciation and amortization expenses of $39,500,000, $32,600,000 and $28,700,000, respectively; such amounts are primarily comprised of Corporate ($11,600,000, $10,700,000 and $11,400,000, respectively), manufacturing ($17,500,000, $14,200,000 and $5,200,000, respectively) and other operations ($6,400,000, $5,700,000 and $8,200,000, respectively). Depreciation and amortization expenses for other segments are not material.

(d) For the years ended December 31, 2006, 2005 and 2004, income from continuing operations has been reduced by interest expense of $79,400,000, $65,500,000 and $60,600,000, respectively; such amounts are primarily comprised of Corporate ($70,900,000, $63,200,000 and $55,300,000, respectively) and other operations ($8,000,000, $1,200,000 and $3,300,000, respectively). In 2006, interest expense for other operations was comprised of Premier during the period it was a consolidated subsidiary. Interest expense for other segments is not material.

Notes to Consolidated Financial Statements, continued

23. Selected Quarterly Financial Data (Unaudited):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
2006:				
Revenues and other income	$291,608	$ 224,426	$170,243	$176,395
Income from continuing operations	$ 82,589	$ 36,375	$ 3,740	$ 7,065
Income (loss) from discontinued operations, net of taxes	$ (1,433)	$ 280	$ (2,717)	$ (90)
Gain (loss) on disposal of discontinued operations, net of taxes	$ (463)	$ 365	$ 59,454	$ 4,234
Net income	$ 80,693	$ 37,020	$ 60,477	$ 11,209
Basic earnings (loss) per common share:				
Income from continuing operations	$ .38	$ .17	$ .02	$ .03
Income (loss) from discontinued operations	(.01)	–	(.01)	–
Gain (loss) on disposal of discontinued operations	–	–	.27	.02
Net income	$ .37	$ .17	$ .28	$ .05
Number of shares used in calculation	216,112	216,201	216,291	216,334
Diluted earnings (loss) per common share:				
Income from continuing operations	$ .37	$ .17	$ .02	$ .03
Income (loss) from discontinued operations	(.01)	–	(.01)	–
Gain (loss) on disposal of discontinued operations	–	–	.26	.02
Net income	$ .36	$ .17	$ .27	$ .05
Number of shares used in calculation	231,765	231,777	231,906	216,707
2005:				
Revenues and other income	$ 53,417	$ 166,930	$248,275	$221,261
Income (loss) from continuing operations	$ (8,049)	$1,204,734	$ 45,214	$(21,559)
Income from discontinued operations, net of taxes	$ 10,662	$ 11,799	$ 58,770	$ 34,098
Gain on disposal of discontinued operations, net of taxes	$ –	$ 54,578	$ 130	$245,664
Net income	$ 2,613	$1,271,111	$104,114	$258,203
Basic earnings (loss) per common share:				
Income (loss) from continuing operations	$(.04)	$5.60	$ .21	$(.10)
Income from discontinued operations	.05	.05	.27	.16
Gain on disposal of discontinued operations	–	.25	–	1.14
Net income	$ .01	$5.90	$ .48	$1.20
Number of shares used in calculation	215,218	215,303	215,595	215,966
Diluted earnings (loss) per common share:				
Income (loss) from continuing operations	$(.04)	$5.23	$ .21	$(.10)
Income from discontinued operations	.05	.05	.26	.16
Gain on disposal of discontinued operations	–	.24	–	1.14
Net income	$ .01	$5.52	$ .47	$1.20
Number of shares used in calculation	215,218	231,026	231,328	215,966

Income from continuing operations includes credits to income tax expense of $1,100,000,000 and $25,100,000 for the second and third quarters of 2005, respectively, resulting from reversals of the deferred income tax valuation allowance.

In 2006 and 2005, the totals of quarterly per share amounts do not equal annual per share amounts because of changes in outstanding shares during the year.

24. Subsequent Event:

In January 2007, the Company entered into an agreement to acquire a 75% interest in the telecommunications business of Telco Group, Inc. ("Telco") for $120,000,000 in cash, subject to working capital adjustments. Consummation of the transaction, which is subject to customary closing conditions including receipt of regulatory approvals, is expected to occur during the first half of 2007. Telco, which operates under the brand name STi Prepaid and variations thereof, is a provider of international prepaid phone cards, prepaid wireless and other telecommunications services in the U.S.

Schedule II—Valuation and Qualifying Accounts

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

For the years ended December 31, 2006, 2005 and 2004

(In thousands)

		Additions			Deductions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Recoveries	Other	Write Offs	Sale of Receivables	Other	Balance at End of Period
2006								
Loan receivables of banking and lending subsidiaries	$ 536	$ (166)	$ 66	$ –	$ 130	$ –	$ –	$ 306
Trade, notes and other receivables	14,896	1,255	128	–	6,395	8,417	–	1,467
Total allowance for doubtful accounts	$ 15,432	$ 1,089	$ 194	$ –	$ 6,525	$ 8,417	$ –	$ 1,773
Deferred tax asset valuation allowance	$ 804,829	$ –	$ –	$106,948(a)	$ –	$ –	$ –	$ 911,777
2005								
Loan receivables of banking and lending subsidiaries	$ 946	$ (323)	$ 90	$ –	$ 177	$ –	$ –	$ 536
Trade, notes and other receivables	7,488	7,995	144	5,215	5,701	245	–	14,896
Total allowance for doubtful accounts	$ 8,434	$ 7,672	$ 234	$ 5,215	$ 5,878	$ 245	$ –	$ 15,432
Deferred tax asset valuation allowance	$2,185,275	$ –	$ –	$ –	$ –	$ –	$1,380,446(b)	$ 804,829
2004								
Loan receivables of banking and lending subsidiaries	$ 24,236	$(8,301)	$11,215	$ –	$11,331	$14,873	$ –	$ 946
Trade, notes and other receivables	2,268	4,967	4,860	–	4,607	–	–	7,488
Total allowance for doubtful accounts	$ 26,504	$(3,334)	$16,075	$ –	$15,938	$14,873	$ –	$ 8,434
Deferred tax asset valuation allowance	$2,237,753	$ –	$ –	$ –	$ –	$ –	$ 52,478(c)	$2,185,275

(a) The increase in the valuation allowance is principally due to the utilization of previously unrecognized capital losses in the Company's 2005 federal income tax return, which resulted in a larger NOL than previously estimated.

(b) During 2005, as a result of the consummation of certain transactions and ongoing operating profits, the Company prepared updated projections of future taxable income. The Company's revised projections of future taxable income enabled it to conclude that it is more likely than not that it will have future taxable income sufficient to realize a portion of the Company's net deferred tax asset; accordingly, $1,135,100,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense.

(c) Principally results from the recognition of acquired tax benefits, of which $22,300,000 was applied to reduce the carrying amount of acquired non-current intangible assets to zero, $3,900,000 resulted from a carryback refund claim and $6,500,000 resulted from the use of acquired tax attributes to offset the federal income tax provision that would have otherwise been recorded during 2004.

(d) Amounts in the schedule include activity related to discontinued operations.

Leucadia National Corporation

Corporate Office

315 Park Avenue South
New York, New York 10010-3607
(212) 460-1900

Executive Office

529 East South Temple
Salt Lake City, Utah 84102-1089
(801) 521-1000

website: www.leucadia.com

Operating Companies

Manufacturing

Idaho Timber, LLC
1299 North Orchard Street
Suite 300
Boise, Idaho 83706-2265
Ted Ellis, Chief Executive Officer
and President
(208) 377-3000

Conwed Plastics, LLC
2810 Weeks Avenue, SE
Minneapolis, Minnesota 55414-2898
Mark E. Lewry, President
(612) 623-1700

Real Estate

Leucadia Financial Corporation
529 East South Temple
Salt Lake City, Utah 84102-1089
Patrick D. Bienvenue, President
(801) 521-5400

Wineries

Pine Ridge Winery
5901 Silverado Trail
Napa, California 94558-9749
Jeff Butler, Tasting Room Manager
(800) 575-9777

Archery Summit Winery
18599 N.E. Archery Summit Road
Dayton, Oregon 97114-7204
Chris Moyer, Tasting Room Manager
(800) 732-8822

Counsel

Stephen E. Jacobs, Esq.
(212) 460-1900

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153-0119
Andrea A. Bernstein, Esq.
(212) 310-8000

Registrar and Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038-4502
(800) 937-5449

website: www.amstock.com

Auditors

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017

The Common Stock is listed for trading on the New York Stock Exchange under the symbol "LUK."

The 7¾% Senior Notes due 2013 are listed for trading on the New York Stock Exchange under the symbol "LUK."

The trademark is registered in the United States Patent and Trademark office.

Leucadia National Corporation

Directors

Ian M. Cumming[1]
Chairman

Joseph S. Steinberg[1]
President

Paul M. Dougan[2,4]
Private Investor

Lawrence D. Glaubinger[1,3]
President
Lawrence Economic Consulting Inc.

Alan J. Hirschfield[2]
Private Investor

James E. Jordan[1,2,3,4]
Private Investor

Jeffrey C. Keil[2]
Chairman
International Real Returns, LLC

Jesse Clyde Nichols, III[2,3,4]
Private Investor

[1]Executive Committee
[2]Audit Committee
[3]Compensation Committee
[4]Nominating and Corporate Governance Committee

Officers

Ian M. Cumming
Chairman

Joseph S. Steinberg
President

Thomas E. Mara
Executive Vice President and Treasurer

Joseph A. Orlando
Vice President and Chief Financial Officer

Barbara L. Lowenthal
Vice President and Comptroller

Justin R. Wheeler
Vice President